David T. Zhang
Direct Dial: +852-2912-2503
[redacted]

05011045

LATH
Internation
瑞生國

41st Floor, One Exchange Square
8 Connaught Place, Central
Hong Kong
Tel: (852) 2522-7886 Fax: (852) 2522-7006
www.lw.com
香港中環康樂廣場八號交易廣場第一座四十一樓

September 2, 2005

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A.

Re: Jiangsu Expressway Company Limited – File No. 82-34677

Dear Sir or Madam:

On behalf of Jiangsu Expressway Company Limited (the "Company"), a foreign private issuer claiming exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am enclosing herewith copies of additional documents to be furnished to the Securities and Exchange Commission (the "Commission") that the Company made public, filed with the Stock Exchange of Hong Kong Limited or the Shanghai Stock Exchange or distributed to the security holders since our last submission dated April 8, 2005, and a revised index of exhibits listing all the documents that have been so furnished.

This letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall this letter constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to the foregoing, please contact the undersigned in the Hong Kong office of Latham & Watkins LLP by telephone at (852) 2912 2503 or by facsimile at (852) 2522 7006.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed, stamped, self-addressed envelope.

Very truly yours,

David T. Zhang
of LATHAM & WATKINS LLP

Enclosures

cc (w/o encl.): Mr. Yong Jia Yao
Jiangsu Expressway Company Limited

Janet Cheung, Esq.
Richards Butler

INDEX TO EXHIBITS

Listed below are all exhibits made public, filed with the Stock Exchange of Hong Kong Limited or the Shanghai Stock Exchange or distributed to the security holders of the Company since January 1, 2001. Exhibits 81 through 103, and Exhibits 53A, 67A and 76A are furnished herewith. Exhibits 1 through 80 (excluding Exhibits 53A, 67A and 76A) were previously furnished to the Commission before or on April 12, 2005.

Exhibit Number	Exhibit
1.	Notice of Special General Meeting dated February 20, 2001
2.	Announcement of the results of the Special General Meeting dated April 9, 2001
3.	Teletext announcement of a summary in respect of the financial results of the Company for the year ended December 31, 2000 dated April 11, 2001
4.	Announcement of the intention of the Company to acquire equity interests in Suzhou Sujiahang Expressway Company Limited dated April 12, 2001
5.	Announcement of the resolutions passed by the Seventh Session of the Third Board of Directors Meeting held on April 11, 2001 dated April 12, 2001
6.	Notice of Annual General Meeting dated April 12, 2001
7.	Annual Report for 2000 dated April 12, 2001
8.	Teletext announcement on exceptional price & turnover movement dated May 21, 2001
9.	Announcement of the resolutions passed at 2000 Annual General Meeting dated June 8, 2001
10.	Announcement of the extension of book close period dated June 8, 2001
11.	Teletext announcement of the summary financial results of the Company for the six months ended June 30, 2001 dated August 21, 2001
12.	Announcement of the summary financial results of the Company for the six months ended June 30, 2001 dated August 21, 2001
13.	Teletext announcement to clarify a reclassification of item in the teletext summary announcement of August 21, 2001 dated August 22, 2001
14.	Announcement of the Eighth Session of the Third Board of Directors Meeting dated August 21, 2001
15.	Announcement on a connected transaction – acquisition of 8.8% interest in Yangtze Bridge Company – dated September 4, 2001

16. Interim Report for the six months ended June 30, 2001 dated August 21, 2001

17. Teletext announcement of a summary in respect of the financial results of the Company for the year ended December 31, 2001 dated April 8, 2002

18. Announcement of the financial results of the Company for the year ended December 31, 2001 dated April 8, 2002

19. Announcement of a connected transaction – acquisition of 33.33% equity interests in Sujiahang Expressway Company Limited – dated April 8, 2002

20. Notice of Annual General Meeting, dated April 8, 2002 (together with an Introduction to the proposed directors, including independent directors, and Supervisors to be appointed at the Annual General Meeting), and Announcement of the resolutions passed by the Ninth Session of the Third Board of Directors Meeting held on April 8, 2002, dated April 8, 2002 (together with declarations made by the nominator of the independent directors of the Company and declaration of independence by the proposed independent directors to be appointed at the Annual General Meeting)

21. Circular of a connected transaction - acquisition of 33.33% equity interests in Sujiahang Expressway Company Limited – dated April 26, 2002

22. Announcement of the First Quarter Results of 2002 dated April 29, 2002

23. Announcement in respect of the dispatch of Annual Report, connected transaction circular and a circular setting out the proposed amendments to its Articles of Association and the proposed rules and bye-laws to be adopted in the Annual General Meeting and related documents dated April 29, 2002

24. Circular on the proposed amendments to the Articles of Association of the Company, adoption of procedural rules and bye-laws and election by H Share shareholders of form of financial information dated April 29, 2002

25. Annual Report for 2001 dated April 8, 2002

26. Announcement of the resolutions of 2001 Annual General Meeting dated May 28, 2002

27. Announcement regarding connected transaction – investment of equity interests in Jiangsu Zulin – dated May 28, 2002

28. Announcement regarding connected transaction – independent financial opinion of Huatai Securities Limited on investment of equity investments in Jiangsu Zulin – dated May 29, 2002

29. Teletext announcement of the summary financial results of the Company for the six months ended June 30, 2002 dated August 15, 2002

30. Announcement of the summary financial results of the Company for the six months ended June 30, 2002 dated August 15, 2002

31. Interim Report for the six months ended June 30, 2002 dated August 27, 2002

32. 2002 Third Quarterly Report dated October 30, 2002

33. Announcement regarding connected transactions – proposed establishment of Jiangsu Sundian Engineering Co., Ltd. and proposed transfer of outdoor advertising billboards – dated March 20, 2003

34. Announcement of the Final Results for the Year 2002 dated March 20, 2003

35. Notice of 2002 Annual General Meeting dated March 20, 2003

36. Announcement of the 16th Session of the Third Board of Directors Meeting dated March 20, 2003

37. Announcement of the 8th Session of the Third Supervisory Committee Meeting dated March 20, 2003

38. Announcement on Change of Accounting Standard for the year ended December 31, 2002 dated March 25, 2003

39. Supplementary announcement on Change of Accounting Standard for the year ended December 31, 2002 dated March 26, 2003

40. Announcement of the resolutions of the 2002 Annual General Meeting; Announcement of the 1st Session of the Fourth Board of Directors Meeting and Announcement of the 1st Session of the Fourth Supervisory Committee Meeting dated May 15, 2003

41. Announcement regarding connected transactions – Road Maintenance Service Contracts with Jiangsu Sundian Engineering Co., Ltd. – dated June 30, 2003

42. Summary of 2003 Interim Results dated August 14, 2003

43. Announcement Corrigendum to the interim result announcement dated August 28, 2003

44. 2003 Third Quarterly Report dated October 24, 2003

45. Announcement of the 3rd Session of the Fourth Board of Directors Meeting dated October 24, 2003

46. Announcement in relation to Toll Collection according to the Weight of the Lorries and Adjustment to the Toll Rates dated December 25, 2003

47. Further Announcement in relation to Toll Collection according to the Weight of the Lorries dated December 30, 2003

48. Announcement – the 4th Session of the 4th Board of Directors Meeting dated January 30, 2004

49. Announcement on Proposed Change of Auditors, Proposed Amendments to Articles of Association and Book Close Date dated February 3, 2004

50. Circular on Proposed Amendments to Articles of Association and Proposed Appointment of Auditors dated February 4, 2004

51. Announcement of the Resolutions of the First Extraordinary General Meeting of 2004 dated March 23, 2004

52. Announcement of the 5th Session of the Fourth Board of Directors dated April 1, 2004

53. Announcement of the 4th Session of the Fourth Supervisory Committee Meeting dated April 1, 2004

53A. Results Announcement (Summary) dated April 1, 2004

54. Preliminary Announcement on 2003 Annual Results dated April 1, 2004

55. 2003 Annual Report dated April 1, 2004

56. Announcement – Major Transaction: Widening of Shanghai-Nanjing Expressway; Discloseable Transaction: Second Supplemental Contract of the Contract for the Transfer of the Operating Rights of Nanjing-Shanghai Class 2 Highway and Resumption of Trading, dated April 14, 2004

57. Circular – Major Transaction: Widening of Shanghai-Nanjing Expressway; Discloseable Transaction: Second Supplemental Contract to the Contract for the Transfer of the Operating Rights for Nanjing-Shanghai Class 2 Highway, Amendments to Articles and Annual General Meeting, dated May 5, 2004

58. Announcement of the Opinion of the Board of Directors dated April 14, 2004

59. Announcement of the Opinion of the Independent Directors dated April 14, 2004

60. Announcement of the 7th Session of the Fourth Board of Directors dated April 26, 2004

61. 2004 First Quarterly Report dated April 26, 2004

62. Announcement – Connected Transactions: Road Maintenance Service Contracts with Jiangsu Sundian Engineering Co., Ltd. dated April 28, 2004

63. Notice of Annual General Meeting May 5, 2004

64. Corrigendum dated May 10, 2004

65. Announcement – Traffic Control in relation to the Jiangsu Section of the Shanghai-Nanjing Expressway dated May 31, 2004

66. Announcement of the Resolutions of the 2003 Annual General Meeting dated June 28, 2004

67. Announcement – Traffic Control in relation to the Jiangsu Section of the Shanghai-Nanjing Expressway dated July 26, 2004

67A. Results Announcement (Summary) dated August 20, 2004

68. Summary of 2004 Interim Results dated August 20, 2004, including Announcement of the 8th Session of the Fourth Board of Directors dated August 20, 2004

69. 2004 Interim Report dated August 20, 2004

70. Teletext announcement on unusual volume movement dated September 16, 2004

71. Announcement of the 9th Session of the Fourth Board of Directors dated October 27, 2004

72. Announcement of 2004 Third Quarterly Report dated October 27, 2004

73. Change of Process Agent dated October 27, 2004

74. Announcement of Adjustment to Toll Rate Policy dated January 7, 2005

75. Announcement of the 10th Session of the Fourth Board of Directors Meeting dated March 16, 2005

76. Announcement of the 6th Session of the Fourth Supervisory Committee Meeting dated March 18, 2005

76A. Results Announcement (Summary) dated March 18, 2004

77. Announcement on 2004 Annual Results dated March 18, 2005

78. 2004 Annual Report dated March 18, 2005

79. Announcement – Delay in the appointment of Qualified Accountant dated March 18, 2005

80. Notice of 2004 Annual General Meeting dated April 1, 2005

81. Proxy form for holders of H Shares for use at the Annual General Meeting and any adjournment thereof

82. Confirmation Slip for H Shares Shareholders in respect of the Annual General Meeting to be held on May 18, 2005

83. Announcement of the 7th Session of the Fourth Supervisory Committee Meeting dated April 22, 2005

84. Announcement of the 11th Session of the Fourth Board of Directors Meeting dated April 22, 2005

85. Announcement – 2005 First Quarterly Report dated April 22, 2005

86. 2005 First Quarterly Report dated April 22, 2005 ('glossy version')

87. Announcement – Continuing Connected Transaction Road Maintenance Service Contract with Jiangsu Sundian Engineering Co., Ltd. dated April 22, 2005

88. Supplemental Notice of 2004 Annual General Meeting dated April 25, 2005

89. Circular – Amendments to the Board Meeting Rules and the Supervisory Committee Meeting Rules; Amendments to Articles and Annual General Meeting dated April 25, 2005

90. Proxy form for holders of H Shares for use at the Annual General Meeting and any adjournment thereof

91. Announcement of the Resolutions of the 2004 Annual General Meeting dated May 18, 2005

92. Announcement on rate of business tax dated May 23, 2005

93. Announcement – Waiver from strict compliance of Rule 3.24 dated June 14, 2005

94. Announcement of the 4th Session of the 12th Board of Directors Meeting dated July 18, 2005

95. Notice of 2005 First Extraordinary General Meeting dated July 22, 2005

96. Circular on Short-term Commercial Paper Program and 2005 First Extraordinary General Meeting dated July 22, 2005

97. Proxy form for holders of H Shares for use at the 2005 First Extraordinary General Meeting of September 9, 2005 and any adjournment thereof dated

98. Confirmation Slip for H Shares Shareholders in respect of 2005 First Extraordinary General Meeting to be held on September 9, 2005

99. Results Announcement (Summary) announced on August 19, 2005

100. Summary of 2005 Interim Results dated August 19, 2005

101. Announcement of the 13th Session of the 4th Board of Directors Meeting dated August 19, 2005

102. Announcement – Opening for Truck Traffic on the Section between Nanjing and the Henglin Intersection in Changzhou of Shanghai-Nanjing Expressway dated August 19, 2005

103. 2005 Interim Report dated August 19, 2005

Jiangsu Expressway Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Proxy form for holders of H Shares for use at the Annual General Meeting and any adjournment thereof

I/We (*note 1*) ____

of ____ (*note 1*)

being the registered holders of ______________________ (*note 2*) H shares in JIANGSU EXPRESSWAY COMPANY LIMITED (the "Company"), HEREBY APPOINT (*note 3*) the Chairman of the meeting

or failing him ____

of ____

as my/our proxy to attend and act for me/us at the Annual General Meeting of the Company to be held at Jiangsu Communications Building at 69 Shigu Road, Nanjing, the PRC at 9:00 a.m. on Wednesday, 18 May 2005 (and at any adjourment thereof) (the "AGM") and to exercise all rights conferred on proxies under law, regulation and the Articles of Association of the Company in respect of any other business to be considered in the AGM. I/We wish my/our proxy to vote as indicated below in respect of the resolutions to be proposed at the AGM as hereunder indicated, or if no such indication is given, as my/our proxy thinks fit.

	For(note 4)	Against(note 4)
1. To consider and approve the directors report of the Company for the year ended 31st December 2004;		
2. To consider and approve the supervisors report of the Company for the year ended 31st December 2004;		
3. To consider and approve the audited accounts and the report from the auditors for the year ended 31st December 2004;		
4. To approve the profit distribution scheme in respect of the final dividends for the year ended 31st December 2004: With reference to the audits conducted by Deloitte Touche Tohmatsu Certified Public Accounts Limited and Deloitte Touche Tohmatsu, the Company recorded a net profit amounted to RMB826,724,975 under the PRC Accounting Standards and a net profit after taxation of RMB997,139,000 under Hong Kong Generally Accepted Accounting Principles (the "HK GAAP"). Pursuant to the relevant regulation of the Ministry of Finance and the Articles of Association of the Company, when there is a difference in profits between the PRC Accounting Standards and the HKGAAP, the lower one prevails. After appropriation of 10% statutory surplus reserve fund and 5% statutory public welfare fund and adding the retained profit of RMB547,036,108 as at the beginning of the year, the total distributable profit amounted to RMB1,214,598,588. The Company recommended a final dividend of RMB0.145 per share (inclusive of tax);		
5. To consider and appoint Deloitte Touche Tohmatsu Certified Public Accounts Limited and Deloitte Touche Tohmatsu as the Company PRC and international auditors for the financial year 2005 and to fix the aggregate annual remuneration at RMB1.30 million;		
6. To consider and appoint Mr. Fan Chong Lai as an independent non-executive director of the Company and to approve the service contract to be entered into between Mr. Fan and the Company for a term commencing on the date of the AGM until the date of the AGM to be held in the year 2008 with an annual renumeration of RMB40,000 (after tax)		

Date: ______________________, 2005 Signature(s) (*note 5*): ______________________

Notes:

1. Please insert full name(s) and address(es) in block capitals.

2. Please indicate clearly the number of H shares in the Company registered in your name(s) in respect of which the proxy is so appointed. If no such number is inserted, the proxy will be deemed to be appointed in respect of all the H shares in the Company registered in your name(s).

3. A shareholder is entitled to appoint a proxy of his own choice. Where the proxy appointed is not the Chairman of the AGM, please cross out "the Chairman of the meeting", and fill in the name(s) and address(es) of the proxy in the space provided. Each shareholder is entitled to appoint one or more than one proxy to attend and vote at the AGM on his behalf. The proxy needs not be a member of the Company. The person who signs this proxy form shall initial against any alteration in it.

4. Important: if you wish to vote for any resolution, tick in the box marked "For". If you wish to vote against any resolution, tick in the box marked "Against". Failure to tick any box will entitle your proxy to cast your vote at his discretion.

5. This form of proxy must be signed by you or your attorney duly authorised in writing (in this case, the power of attorney must be notarially certified) or, in the case of a corporation or institution, either under the common seal or under the hand of any director or attorney duly authorised in writing.

6. To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority (if applicable), must be deposited at the Company not less than 24 hours before the time appointed for the holding of the AGM.

Jiangsu Expressway Company Limited

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

Confirmation Slip for H Shares Shareholders in respect of the Annual General Meeting to be held on 18 May 2005

Pursuant to its Articles of Association, the Company Law of the People's Republic of China (the "PRC") and the relevant regulations, all shareholders of Jiangsu Expressway Company Limited (the "Company") who wish to attend the annual general meeting to be held on 18 May 2005 must complete the following confirmation slip:

Name ____________ **Shareholding** ____________ **Number of H Shares** ____________

I.D. No. ____________ Telephone No. ____________

Address ____________

____

____

Date: ____________ Signature of Shareholder: ____________

Notes:

1. The date of registration of its shareholders is to fall on 18 April 2005, and those shareholders registered on this day are entitled to fill in this slip and attend the annual general meeting.
2. Please fill in this slip in BLOCK CAPITALS. This slip may be photocopied for use.
3. Please produce copies of identity cards (or passports).
4. Please produce documentary copies that can prove your shareholding.
5. This slip may be returned to the Company by bearer, mail or facsimile before 28 April 2005.
6. (1) If it is returned by hand or by post, please use the following address:

   Secretariat Office of Board of Directors
   Jiangsu Expressway Company Limited
   27th Floor, Jiangsu Communications Building
   69 Shigu Road, Nanjing,
   People's Republic of China

   (2) If it is returned by fax, please use the following facsimile numbers:

   Fax: (86 25) 8446 6643

   Attn: Secretariat Office of Board of Directors
   Jiangsu Expressway Company Limited

江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Announcement of the 7th Session of the Fourth Supervisory Committee Meeting

This announcement is made pursuant to Rule 13.09 of the Rules governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notice is hereby given that the 7th session of the fourth supervisory committee meeting (the "Meeting") was held by the Company on Friday, 22nd April 2005 at the conference room of Shangri-la Hotel, 78 Beishan Road, Hangzhou, the PRC. There should be 5 supervisors present and 5 were present. The Meeting was chaired by Mr. Zhou Jian Qiang. The procedures taken to convene the Meeting were in compliance with the relevant provisions of the Company Law and the articles of association.

After taking a vote, all supervisors who attended the meeting approved the following matter:

1. the 2005 first quarterly report was approved;

2. the amendments to the articles of association, the amendments to the "Rules of Proceedings for Board of Directors" and the amendments to the "Rules of Proceeds for Supervisory Committee Meetings" were considered and approved; and the same be submitted for approval at the 2004 annual general meeting as special motion.

Supervisory Committee
Jiangsu Expressway Company Limited

Nanjing, the PRC, 22nd April 2005

As at the date of this announcement, Directors of the Company includede: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quang, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Hong Yin Xing*, Fang Keng*, Yang Xiong Sheng**

* *Independent Non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.

84

江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Announcement of the 11th Session of the Fourth Board of Directors Meeting

This announcement is made pursuant to rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of its board of directors warrant the authenticity, accuracy and completeness of the content of this announcement, and confirm that there are no false representations or misleading statements contained in or material omissions from this announcement, and jointly accept responsibility thereon.

Notice is hereby given that the 11th session of the fourth board of directors meeting (the "Meeting") was held by the Company on Friday, 22nd April 2005 at the Conference Room, Shangri-la Hotel, 78 Beishan Road, Hangzhou, the PRC. There should be 10 directors present and 10 directors were present. Independent directors Ms Chang Yung Tsung and Mr Fang Keng were engaged in work and did not attend the Meeting. They have appointed Mr Yang Xiong Sheng, independent director, to vote on their behalf. Members of the Supervisory Committee and senior management attended the Meeting. The Meeting was chaired by Mr Shen Chang Quan, Chairman of the Company. The procedures for convening the Meeting were in compliance with the relevant provisions of the Company Law and the articles of association. The following were considered and approved at the Meeting:

1. the first quarterly report for the three months ended 31st March 2005 was approved;

2. In accordance with the special motion of the supervisory committee, the amendments to the articles of association in order to comply with requirements of the China Securities Regulatory Commission in respect of the amendments to the articles of associations of listed companies were approved; and the same be submitted for approval at the annual general meeting to be convened on 18th May 2005;

3. In accordance with the special motion of the supervisory committee, the amendments to the "Rules for Proceedings for Board of Directors Meetings" were approved and the same be submitted for approval at the annual general meeting to be convened on 18th May 2005;

4. the supplementary notice of general meeting and the circular to H shares holders were approved;

5. the "Road Maintenance Service Contract of Shanghai-Nanjing Expressway" and the execution of the contract with Jiangsu Sundian Engineering Co., Ltd. were approved; the "Road Maintenance Contract of Guangjing Xicheng Expressways" and the signing of the contract between Jiangsu Guangjing Xicheng Expressway Co., Ltd. and Jiangsu Sundian Engineering Co., Ltd. were approved.

By Order of the Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 22nd April 2005

As at the date of this announcement, Directors of the Company included: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quang, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Hong Yin Xing*, Fang Keng* Yang Xiong Sheng**

* *Independent Non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.

95

江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

2005 First Quarterly Report

The 2005 First Quarterly Report is prepared in accordance with the China Securities Regulatory Commission regulations on Disclosure of Information in Quarterly Reports for Listed Companies. All financial information set out in this quarterly report has been prepared in accordance with PRC Accounting Standards. The quarterly financial statements of the Company are unaudited. Shareholders of the Company and public investors should be aware of the risks of investment when trading in shares.

This announcement is made pursuant to the disclosure obligation requirement under rule 13.09 of the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited.

§1. IMPORTANT

1.1 The board of directors (the "Board of Directors") of Jiangsu Expressway Company Limited (the "Company") confirms that there are no false representations or misleading statements contained in or material omissions from this report. The directors severally and jointly accept responsibility for the authenticity, accuracy and completeness of the content of this report.

1.2 Independent directors Ms. Chang Yung Tsung and Mr. Fang Keng were engaged in work and did not attend the Board of Directors. They have appointed Mr. Yang Xiong Shen, independent director, to vote on their behalf.

1.3 This quarterly report is prepared in accordance with the regulations on Disclosure of Information in Quarterly Reports for Listed Companies by the China Securities Regulatory Commission. This report is published simultaneously in Hong Kong and the People's Republic of China. All financial information set out in this quarterly report has been prepared in accordance with PRC Accounting Standards. Shareholders of the Company and public investors should exercise caution when dealing in the Company's shares.

1.4 The financial statements in this first quarterly report are unaudited and have been reviewed by the Audit Committee of the Company.

1.5 Mr. Shen Chang Quan, Chairman of the Company, Mr. Xie Jia Quan, General Manager, and Madam Liu Wei, Accountant of the Company, guarantee the correctness and completeness of the financial statements in the quarterly report.

§2. BASIC INFORMATION OF THE COMPANY

2.1 Basic Corporate Information

	A Shares	H Shares	ADR
Abbreviation of Stock Name	寧滬高速	江蘇寧滬	JEXWW
Stock Code	600377	0177	477373104

	Secretary to the Board of Directors	Securities Officers
Name	Yao Yong Jia	Jiang Tao and Lou Qing
Correspondence Address	Jiangsu Communications Buildings, 69 Shigu Road, Nanjing, Jiangsu, the PRC	Jiangsu Communications Buildings, 69 Shigu Road, Nanjing, Jiangsu, the PRC
Telephone Number	8625-84469332	8625-84200999-4706, 4716
Fax Number	8625-84466643	8625-84466643
E-mail Address	nhgs@jsexpressway.com	nhgs@jsexpressway.com

2.2 Financial Information

2.2.1 Major accounting data and financial indicators

Unit: RMB

	End of the reporting period	End of last reporting year	% increase (decrease) at end of the reporting period compared to end of last reporting year
Total assets	21,970,947,402	20,638,701,012	6.46
Shareholders' equity (excluding minority interests)	14,117,461,324	14,666,085,009	(3.74)
Net assets per share	2.802	2.911	(3.74)
Adjusted net assets per share	2.802	2.911	(3.74)

	The reporting period	Beginning of the year to end of the reporting period	% increase (decrease) for this reporting period compared to the corresponding period of the previous year
Net cash flow from operating activities	354,926,808	354,926,808	(42.86)
Earnings per share	0.036	0.036	(49.90)
Return on net assets (%)	1.29	1.29	(46.91)
Return on net assets excluding non-recurring items (%)	1.30	1.30	(53.41)

Non-recurring Items	**Amount**
Amortisation of equity investment difference	(3,054,051)
Non-operating income/expenses	1,605,636
Income tax effect	(529,860)
Total	(1,978,275)

2.2.2 Income statement (Unaudited)

Unit: RMB

Item	**The reporting period (January to March)**		**Corresponding period of the previous year (January to March)**	
	Consolidated	**The Company**	**Consolidated**	**The Company**
1. Turnover	545,776,808	411,599,662	978,203,948	821,784,988
Less: Costs of sales	189,067,138	156,318,365	287,128,393	242,951,204
Sales tax and surcharges	28,874,498	21,385,432	49,985,466	42,169,588
2. Gross profit	327,835,172	233,895,865	641,090,089	536,664,196
Add: Other operating profit	-83,567	—	1,456,630	—
Less: Administrative expenses	49,278,354	44,594,892	43,446,460	39,225,629
Financial expenses	27,319,236	27,810,178	5,093,837	5,669,682
3. Profit from operations	251,154,015	161,490,795	594,006,422	491,768,885
Add: Investment income	23,985,706	73,139,125	25,717,825	83,818,313
Subsidies income	—	—	—	—
Non-operating income	2,887,928	2,426,287	2,114,475	2,114,425
Less: Non-operating expenses	1,282,292	474,017	52,842,325	52,574,967
4. Profit before taxation	276,745,357	236,582,190	568,996,397	525,126,656
Less: Income tax	85,561,475	54,732,487	195,991,582	162,131,753
Minority interests	9,334,179	—	10,286,028	—
Add: Unrecognised loss on investments	—	—	276,116	—
5. Net profit	181,849,703	181,849,703	362,994,903	362,994,903

2.3 **Total number of shareholders as at the end of the reporting period and the top ten holders of shares in circulation**

Unit: share

Total number of shareholders at the end of the reporting period	As at 31st March 2005, there were 32,689 shareholders registered on the registers of members of the Company, among whom 31,747 were holders of domestic shares and 942 were holders of foreign shares.	
Top ten holders of shares in circulation		
Name of shareholder	**Number of shares in circulation held as at the end of the reporting period**	**Class of shares**
Sumitomo Life Insurance Company	97,760,000	H shares
JP Morgan Chase & Co.	108,148,500	H shares
UBS AG	75,734,000	H shares
銀河證券有限責任公司	17,511,666	A shares
中國工商銀行－諾安平衡證券投資基金	12,271,191	A shares
Winner Glory Development Ltd	12,000,000	H shares
中國工商銀行－東吳嘉禾優勢精選混合型開放式證券投資基金	4,959,366	A shares
景福證券投資基金	3,568,647	A shares
中國銀行－嘉實服務增值行業證券投資基金	2,567,352	A shares
中國工商銀行－中銀國際中國精選混合型開放式證券投資基金	2,404,794	A shares

§3. MANAGEMENT DISCUSSION AND ANALYSIS

3.1 Brief analysis of the overall situation of the Company's operating activities during the reporting period

During the first quarter of 2005, although the economies of China and Jiangsu Province continued to grow rapidly, the operating results of the Company dropped significantly as compared to the corresponding period of the previous year due to the Shanghai-Nanging Expressway expansion project for which traffic diversion measures for trucks were implemented on the whole expressway and traffic control measures were adopted for certain sections. Under PRC Accounting Standards, during January to March 2005, the Group recorded an operating income of approximately RMB550,661,000, a decrease of approximately 43.86% as compared to the corresponding period of the previous year. Net profit amounted to approximately RMB181,850,000 with an earnings per share of RMB0.036, a decrease of approximately 49.90% as compared to the corresponding period of the previous year.

The traffic diversions for trucks on Shanghai-Nanjing Expressway have significantly affected the expressway's toll income. During the reporting period, the average daily toll revenue on Shanghai-Nanjing Expressway amounted to approximately RMB3,173,400, a decrease of 56.92% as compared to the corresponding period of the previous year.

The traffic diversions for trucks and construction works on Shanghai-Nanjing Expressway have also affected Xicheng Expressway and Sujiahang Expressway which were connected to Shanghai-Nanjing Expressway. During the reporting period, average daily traffic volumes on Xicheng Expressway and Sujiahang Expressway decreased by approximately 5.88% and 15.78%, respectively; while average daily toll revenues decreased by approximately 22.39% and 11.10%, respectively.

Except for the above-mentioned assets, other assets owned by the Group including Nanjing-Shanghai Class 2 Highway, Nanjing-Lianyungang Highway, Guangjing Expressway and Jiangyin Yangtze Bridge operated steadily and normally during the reporting period.

Data of daily average traffic volumes and daily average toll revenues of various roads and bridges during the reporting period:

Expressway or bridge operation	**Average daily traffic volume** *(vehicles/day)*	**Growth over the corresponding period of the previous year** *(%)*	**Average daily toll revenue** *(RMB'000/day)*	**Growth over the corresponding period of the previous year** *(%)*
Jiangsu Section of Shanghai-Nanjing Expressway	22,355	-38.59	3,173.4	-56.92
Jiangsu Section of Nanjing-Shanghai Class 2 Highway	39,260	15.88	711.6	33.51
Nanjing Section of Nanjing-Lianyungang Highway	12,420	9.44	221.5	15.79
Guangjing Expressway	33,008	17.71	612.8	8.50
Xicheng Expressway	24,522	-5.88	731.2	-22.39
Jiangyin Yangtze Bridge	34,784	14.20	1,931.3	6.50
Sujiahang Expressway	14,041	-15.78	1,268.6	-11.10

As at 31st March 2005, total assets of the Group amounted to RMB21,970,947,000; minority interests amounted to RMB407,366,000; and shareholders' equity amounted RMB14,117,461,000. During the reporting period, current liabilities increased by RMB1,170,895,000; long-term liabilities increased by RMB716,073,000; and total liabilities amounted to RMB7,446,120,000. Assets-to-liabilities ratio was 33.89%, an increase as compared to the beginning of the reporting period but still at a reasonable level. The Group's overall financial status was sound.

Progress of the expansion project

During the reporting period, the Shanghai-Nanjing Expressway expansion project has overcome various unfavourable conditions, including low temperature in winter, quite a number of on-site intersection works, difficulties in traffic arrangements and complications of technical proposals. Construction works progressed smoothly in accordance with schedule. Investment made during the first quarter amounted to RMB1,141 million. Road surface works progressed swiftly, with an addition of 31 km of road surface completed on the southern section of the expressway. Traffic works and building works were carried out in full swing, while expansion works on the service areas were accelerated.

As at 31st March 2005, the Shanghai-Nanjing Expressway expansion project has completed an accumulated investment amounting to RMB5,515 million while 161 km of the road surface connection works for the 4-lane road of the southern section of the expressway was completed.

According to the construction plan by 30th June 2005, road surface works for the remaining portion of the southern section of the expressway will be completed, ensuring the completion of the whole of the southern expressway. Road surface construction works for the northern section of the expressway will commence; construction of inter-change hubs, traffic works, greenery and facilities along the expressway will be in full swing; and the principal construction of all service areas will basically be completed with some service areas open for operation.

The expansion project of Nanjing-Shanghai Class 2 Highway progressed smoothly according to plan. During the first quarter of 2005, the Company has provided construction investment amounting to RMB150 million with aggregate investment amounting to RMB1,900 million.

3.1.1 Principal operating activities or products accounting for more than 10% of income or total profit from principal business

√Applicable ☐ Not applicable

Unit: RMB

Industry	**Turnover**	**Cost of sales**	**Gross profit margin** *(%)*
Jiangsu Section of Shanghai-Nanjing Expressway	288,779,707	74,105,819	74.34
Guangjing Xicheng Expressways	122,301,445	20,779,651	83.01

3.1.2 Seasonal or cyclical characteristics of the Company's operation

☐ Applicable √ Not applicable

3.1.3 Structure of the Group's profit contributions during the reporting period

√Applicable ☐ Not applicable

Unit: RMB

Item	**January - March 2005**	**Proportion to gross profit** *(%)*	**January - March 2004**	**Proportion to gross profit** *(%)*
Gross Profit	327,835,172	118.46	641,090,089	-48.86
Other operating profit	-83,567	-0.03	1,456,630	—
Total expenses	-76,597,590	-27.68	-48,540,297	57.80
Investment income	23,985,706	8.67	25,717,825	-6.74
Subsidies income	—	—	—	—
Non-operating income/expenses, net	1,605,636	0.58	-50,727,850	—
Total profit	276,745,357	100.00	568,996,397	-51.36

Explanation of changes:

1. During the reporting period, gross profit decreased mainly due to traffic diversions for trucks for the Shanghai-Nanjing Expressway expansion project.

2. During the reporting report, total expenses increased mainly due to increase of finance costs. During the reporting period, finance costs amounted to RMB27,320,000, an increase of RMB22,226,000 as compared to RMB5,094,000 in the corresponding period of the previous year.

3. During the reporting period, net of non-operating income/expenses has changed significantly as compared to the corresponding period of the previous year mainly due to the impairment provision of RMB50,000,000 made to the Company's fixed assets during the corresponding period of the previous year.

3.1.4 Circumstances and reasons for substantial changes in principal business and its structure compared to last reporting period

☐ Applicable √ Not applicable

3.1.5 Circumstances and reasons for substantial changes in the profitability (gross profit margin) of the principal business compared to last reporting period

☐ Applicable √ Not applicable

3.2 **Analysis of impact of major events and solutions**

√Applicable ☐ Not applicable

Pursuant to 《印發關於降低車輛通行費收費標準的意見的通知》 (the "Notice on the Issue of the Opinion on Reducing Vehicle Toll Rates") issued by the Ministry of Communications and the National Development and Reform Commission and 《關於發布交通行業標準收費公路車輛通行費車型分類的通知》 (the "Notice on the Announcement of Classification of Vehicles for Standard Toll Roads for the Transport Industry") issued by the Ministry of Communications, and 《關於調整全省公路車輛通行費徵收政策的通知》 (the "Notice on Adjustments to the Policy on Highway Vehicle Toll Collection in Jiangsu Province") issued by the Government of the Jiangsu Province, adjustments was made to the toll rate policy in respect of the roads and bridges operated by the Company or by companies which the Company controls or invests in, the new toll rates became effective in respect of all expressways from 10th January 2005 and in respect of all open-end toll roads from 20th January 2005.

The number of classes of vehicle was changed from six to five upon the adjustments. The vehicle classification standards were also modified. The toll rates were adjusted based on the toll rates of trucks implemented with effect from 28th December 2003 and the toll rates of passenger cars implemented with effect from 1st January 2004. The toll rates for heavy vehicles decreased after the adjustments which have slightly affected toll revenue in a negative manner.

3.3 **Accounting policy, accounting estimation, changes in the scope of consolidation and major accounting errors and its reasons**

☐ Applicable √ Not applicable

3.4 **Explanation of the Board and the Supervisory Committee in relation to "disclaimer of opinion" given in audited reports**

☐ Applicable √ Not applicable

3.5 **Warning and explanation in the forecast of the possible aggregate net profits from the beginning of the year to the end of the next reporting period becoming a loss or significant changes compared to the corresponding period of the previous year**

☐ Applicable √ Not applicable

3.6 **Rolling adjustments of the Company to the annual operating plans or budget as disclosed**

☐ Applicable √ Not applicable

For and on behalf of
Jiangsu Expressway Company Limited
Shen Chang Quan
Legal Representative

Nanjing, the PRC, 22nd April 2005

As at the date of this announcement, Directors of the Company included: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quang, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Hong Yin Xing*, Fang Keng*, Yang Xiong Sheng**

* *Independent Non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.

1. Important

1.1 The board of directors (the "Board of Directors") of Jiangsu Expressway Company Limited (the "Company") confirms that there are no false representations or misleading statements contained in or material omissions from this report. The directors severally and jointly accept responsibility for the authenticity, accuracy and completeness of the content of this report.

1.2 Independent directors Ms. Chang Yung Tsung and Mr. Fang Keng were engaged in work and did not attend the Board of Directors. They have appointed Mr. Yang Xiong Shen, independent director, to vote on their behalf.

1.3 This quarterly report is prepared in accordance with the regulations on Disclosure of Information in Quarterly Reports for Listed Companies by the China Securities Regulatory Commission. This report is published simultaneously in Hong Kong and the People's Republic of China. All financial information set out in this quarterly report has been prepared in accordance with PRC Accounting Standards. Shareholders of the Company and public investors should exercise caution when dealing in the Company's shares.

1.4 The financial statements in this first quarterly report are unaudited and have been reviewed by the Audit Committee of the Company.

1.5 Mr. Shen Chang Quan, Chairman of the Company, Mr. Xie Jia Quan, General Manager, and Madam Liu Wei, Accountant of the Company, guarantee the correctness and completeness of the financial statements in the quarterly report.

2. Basic Information of the Company

2.1 Basic Corporate Information

	A Shares	H Shares	ADR
Abbreviation of Stock Name	寧滬高速	江蘇寧滬	JEXWW
Stock Code	600377	0177	477373104

	Secretary to the Board of Directors	Securities Officers
Name	Yao Yong Jia	Jiang Tao and Lou Qing
Correspondence Address	Jiangsu Communications Buildings, 69 Shigu Road, Nanjing, Jiangsu, the PRC	Jiangsu Communications Buildings, 69 Shigu Road, Nanjing, Jiangsu, the PRC
Telephone Number	8625-84469332	8625-84200999-4706, 4716
Fax Number	8625-84466643	8625-84466643
E-mail Address	nhgs@jsexpressway.com	nhgs@jsexpressway.com

2.2 Financial Information

2.2.1 Major accounting data and financial indicators

Unit: RMB

	End of the reporting period	End of last reporting year	% increase (decrease) at end of the reporting period compared to end of last reporting year
Total assets	21,970,947,402	20,638,701,012	6.46
Shareholders' equity (excluding minority interests)	14,117,461,324	14,666,085,009	(3.74)
Net assets per share	2.802	2.911	(3.74)
Adjusted net assets per share	2.802	2.911	(3.74)

	The reporting period	Beginning of the year to end of the reporting period	% increase (decrease) for this reporting period compared to the corresponding period of the previous year
Net cash flow from operating activities	354,926,808	354,926,808	(42.86)
Earnings per share	0.036	0.036	(49.90)
Return on net assets (%)	1.29	1.29	(46.91)
Return on net assets excluding non-recurring items (%)	1.30	1.30	(53.41)

Non-recurring Item	Amount
Amortisation of equity investment difference	(3,054,051)
Non-operating income/expenses	1,605,636
Income tax effect	(529,860)
Total	(1,978,275)

2.2.2 Income statement

Unit: RMB

Item	The reporting period (January to March)		Corresponding period of the previous year (January to March)	
	Consolidated	The Company	Consolidated	The Company
1. Turnover	545,776,808	411,599,662	978,203,948	821,784,988
Less: Costs of sales	189,067,138	156,318,365	287,128,393	242,951,204
Sales tax and surcharges	28,874,498	21,385,432	49,985,466	42,169,588
2. Gross profit	327,835,172	233,895,865	641,090,089	536,664,196
Add: Other operating profit	-83,567	—	1,456,630	—
Less: Administrative expenses	49,278,354	44,594,892	43,446,460	39,225,629
Financial expenses	27,319,236	27,810,178	5,093,837	5,669,682
3. Profit from operations	251,154,015	161,490,795	594,006,422	491,768,885
Add: Investment income	23,985,706	73,139,125	25,717,825	83,818,313
Subsidies income	—	—	—	—
Non-operating income	2,887,928	2,426,287	2,114,475	2,114,425
Less: Non-operating expenses	1,282,292	474,017	52,842,325	52,574,967
4. Profit before taxation	276,745,357	236,582,190	568,996,397	525,126,656
Less: Income tax	85,561,475	54,732,487	195,991,582	162,131,753
Minority interests	9,334,179	—	10,286,028	—
Add: Unrecognised loss on investments	—	—	276,116	—
5. Net profit	181,849,703	181,849,703	362,994,903	362,994,903

2.3 Total number of shareholders as at the end of the reporting period and the top ten holders of shares in circulation

Unit: share

Total number of shareholders at the end of the reporting period	As at 31st March 2005, there were 32,689 shareholders registered on the registers of members of the Company, among whom 31,747 were holders of domestic shares and 942 were holders of foreign shares.

Top ten holders of shares in circulation

Name of shareholder	Number of shares in circulation held as at the end of the reporting period	Class of shares
JP Morgan Chase & Co.	108,148,500	H shares
Sumitomo Life Insurance Company	97,760,000	H shares
UBS AG	75,734,000	H shares
Winner Glory Development Ltd	12,000,000	H shares
銀河證券有限責任公司	17,511,666	A shares
中國工商銀行－諾安平衡證券投資基金	12,271,191	A shares
中國工商銀行－東吳嘉禾優勢精選混合型開放式證券投資基金	4,959,366	A shares
景福證券投資基金	3,568,647	A shares
中國銀行－嘉實服務增值行業證券投資基金	2,567,352	A shares
中國工商銀行－中銀國際中國精選混合型開放式證券投資基金	2,404,794	A shares

3. Management Discussion and Analysis

3.1 Brief analysis of the overall situation of the Company's operating activities during the reporting period

During the first quarter of 2005, although the economies of China and Jiangsu Province continued to grow rapidly, the operating results of the Company dropped significantly as compared to the corresponding period of the previous year due to the Shanghai-Nanging Expressway expansion project for which traffic diversion measures for trucks were implemented on the whole expressway and traffic control measures were adopted for certain sections. Under PRC Accounting Standards, during January to March 2005, the Group recorded an operating income of approximately RMB550,661,000, a decrease of approximately 43.86% as compared to the corresponding period of the previous year. Net profit amounted to approximately RMB181,850,000 with an earnings per share of RMB0.036, a decrease of approximately 49.90% as compared to the corresponding period of the previous year.

The traffic diversions for trucks on Shanghai-Nanjing Expressway have significantly affected the expressway's toll income. During the reporting period, the average daily toll revenue on Shanghai-Nanjing Expressway amounted to approximately RMB3,173,400, a decrease of 56.92% as compared to the corresponding period of the previous year.

The traffic diversions for trucks and construction works on Shanghai-Nanjing Expressway have also affected Xicheng Expressway and Sujiahang Expressway which were connected to Shanghai-Nanjing Expressway. During the reporting period, average daily traffic volumes on Xicheng Expressway and Sujiahang Expressway decreased by approximately 5.88% and 15.78%, respectively; while average daily toll revenues decreased by approximately 22.39% and 11.10%, respectively.

Except for the above-mentioned assets, other assets owned by the Group including Nanjing-Shanghai Class 2 Highway, Nanjing-Lianyungang Highway, Guangjing Expressway and Jiangyin Yangtze Bridge operated steadily and normally during the reporting period.

Data of daily average traffic volumes and daily average toll revenues of various roads and bridges during the reporting period:

Expressway or bridge operation	Average daily traffic volume (vehicles/day)	Growth over the corresponding period of the previous year (%)	Average daily toll revenue (RMB'000/day)	Growth over the corresponding period of the previous year (%)
Jiangsu Section of Shanghai-Nanjing Expressway	22,355	-38.59	3,173.4	-56.92
Jiangsu Section of Nanjing-Shanghai Class 2 Highway	39,260	15.88	711.6	33.51
Nanjing Section of Nanjing-Lianyungang Highway	12,420	9.44	221.5	15.79
Guangjing Expressway	33,008	17.71	612.8	8.50
Xicheng Expressway	24,522	-5.88	731.2	-22.39
Jiangyin Yangtze Bridge	34,784	14.20	1,931.3	6.50
Sujiahang Expressway	14,041	-15.78	1,268.6	-11.10

As at 31st March 2005, total assets of the Group amounted to RMB21,970,947,000; minority interests amounted to RMB407,366,000; and shareholders' equity amounted RMB14,117,461,000. During the reporting period, current liabilities increased by RMB1,170,895,000; long-term liabilities increased by RMB716,073,000; and total liabilities amounted to RMB7,446,120,000. Assets-to-liabilities ratio was 33.89%, an increase as compared to the beginning of the reporting period but still at a reasonable level. The Group's overall financial status was sound.

Progress of the expansion project

During the reporting period, the Shanghai-Nanjing Expressway expansion project has overcome various unfavourable conditions, including low temperature in winter, quite a number of on-site intersection works, difficulties in traffic arrangements and complications of technical proposals. Construction works progressed smoothly in accordance with schedule. Investment made during the first quarter amounted to RMB1,141 million. Road surface works progressed swiftly, with an addition of 31 km of road surface completed on the southern section of the expressway. Traffic works and building works were carried out in full swing, while expansion works on the service areas were accelerated.

As at 31st March 2005, the Shanghai-Nanjing Expressway expansion project has completed an accumulated investment amounting to RMB5,515 million while 161 km of the road surface connection works for the 4-lane road of the southern section of the expressway was completed.

According to the construction plan by 30th June 2005, road surface works for the remaining portion of the southern section of the expressway will be completed, ensuring the completion of the whole of the southern expressway. Road surface construction works for the northern section of the expressway will commence; construction of inter-change hubs, traffic works, greenery and facilities along the expressway will be in full swing; and the principal construction of all service areas will basically be completed with some service areas open for operation.

The expansion project of Nanjing-Shanghai Class 2 Highway progressed smoothly according to plan. During the first quarter of 2005, the Company has provided construction investment amounting to RMB150 million with aggregate investment amounting to RMB1,900 million.

3.1.1 Principal operating activities or products accounting for more than 10% of income or total profit from principal business

☑ Applicable ☐ Not applicable

Unit: RMB

Industry	Turnover	Cost of sales	Gross profit margin (%)
Jiangsu Section of Shanghai-Nanjing Expressway	288,779,707	74,105,819	74.34
Guangjing Xicheng Expressways	122,301,445	20,779,651	83.01

3.1.2 Seasonal or cyclical characteristics of the Company's operation

☐ Applicable ☑ Not applicable

3.1.3 Structure of the Group's profit contributions during the reporting period

☑ Applicable ☐ Not applicable

Unit: RMB

Item	January - March 2005	Proportion to gross profit (%)	January - March 2004	Proportion to gross profit (%)
Gross Profit	327,835,172	118.46	641,090,089	-48.86
Other operating profit	-83,567	-0.03	1,456,630	—
Total expenses	-76,597,590	-27.68	-48,540,297	57.80
Investment income	23,985,706	8.67	25,717,825	-6.74
Subsidies income	—	—	—	—
Non-operating income/expenses, net	1,605,636	0.58	-50,727,850	—
Total profit	276,745,357	100.00	568,996,397	-51.36

Explanation of changes:

1. During the reporting period, gross profit decreased mainly due to traffic diversions for trucks for the Shanghai-Nanjing Expressway expansion project.
2. During the reporting report, total expenses increased mainly due to increase of finance costs. During the reporting period, finance costs amounted to RMB27,320,000, an increase of RMB22,226,000 as compared to RMB5,094,000 in the corresponding period of the previous year.
3. During the reporting period, net of non-operating income/expenses has changed significantly as compared to the corresponding period of the previous year mainly due to the impairment provision of RMB50,000,000 made to the Company's fixed assets during the corresponding period of the previous year.

3.1.4 Circumstances and reasons for substantial changes in principal business and its structure compared to last reporting period

☐ Applicable ☑ Not applicable

3.1.5 Circumstances and reasons for substantial changes in the profitability (gross profit margin) of the principal business compared to last reporting period

☐ Applicable ☑ Not applicable

3.2 Analysis of impact of major events and solutions

☑ Applicable ☐ Not applicable

Pursuant to 《印發關於降低車輛通行費收費標準的意見的通知》(the "Notice on the Issue of the Opinion on Reducing Vehicle Toll Rates") issued by the Ministry of Communications and the National Development and Reform Commission and《關於發布交通行業標準收費公路車輛通行費車型分類的通知》(the "Notice on the Announcement of Classification of Vehicles for Standard Toll Roads for the Transport Industry") issued by the Ministry of Communications, and 《關於調整全省公路車輛通行費徵收政策的通知》 (the "Notice on Adjustments to the Policy on Highway Vehicle Toll Collection in Jiangsu Province") issued by the Government of the Jiangsu Province, adjustments was made to the toll rate policy in respect of the roads and bridges operated by the Company or by companies which the Company controls or invests in, the new toll rates became effective in respect of all expressways from 10th January 2005 and in respect of all open-end toll roads from 20th January 2005.

The number of classes of vehicle was changed from six to five upon the adjustments. The vehicle classification standards were also modified. The toll rates were adjusted based on the toll rates of trucks implemented with effect from 28th December 2003 and the toll rates of passenger cars implemented with effect from 1st January 2004. The toll rates for heavy vehicles decreased after the adjustments which have slightly affected toll revenue in a negative manner.

3.3 Accounting policy, accounting estimation, changes in the scope of consolidation and major accounting errors and its reasons

☐ Applicable ☑ Not applicable

3.4 Explanation of the Board and the Supervisory Committee in relation to "disclaimer of opinion" given in audited reports

☐ Applicable ☑ Not applicable

3.5 Warning and explanation in the forecast of the possible aggregate net profits from the beginning of the year to the end of the next reporting period becoming a loss or significant changes compared to the corresponding period of the previous year

☐ Applicable ☑ Not applicable

3.6 Rolling adjustments of the Company to the annual operating plans or budget as disclosed

☐ Applicable ☑ Not applicable

Balance Sheet
31st March 2005

Unit: RMB

Item	At the end of the period Consolidated	At the end of the period The Company	At the beginning of the year Consolidated	At the beginning of the year The Company
Assets				
Current assets:				
Bank balances and cash	820,410,921	630,291,296	524,774,481	382,704,360
Short-term investment	30,000,000	—	—	—
Dividend receivable	—	92,687,233	—	—
Interest receivable	211,040	211,040	405,440	211,040
Accounts receivable	22,271,139	3,289,968	15,843,717	3,019,974
Other receivables	85,021,371	89,984,439	39,031,352	37,451,190
Prepayments	17,520,636	431,768	20,422,888	9,172,797
Inventories	5,903,690	2,912,465	6,408,573	3,465,281
Loan to associate	15,000,000	—	15,000,000	—
Total current assets	996,338,797	819,808,209	621,886,451	436,024,642
Long-term investments:				
Long-term equity investments	1,593,443,344	3,881,158,433	1,568,230,714	3,900,206,541
Total long-term investments	1,593,443,344	3,881,158,433	1,568,230,714	3,900,206,541
Fixed assets:				
Fixed assets at cost	12,881,933,649	10,229,553,737	12,864,447,028	10,210,093,783
Less: Accumulated depreciation	2,439,680,958	2,140,603,305	2,325,063,294	2,045,636,098
Fixed assets, net	10,442,252,691	8,088,950,432	10,539,383,734	8,164,457,685
Less: Impairment	—	—	—	—
Net book value	10,442,252,691	8,088,950,432	10,539,383,734	8,164,457,685
Construction materials	109,218,762	109,218,762	114,037,781	114,037,781
Construction-in-progress	5,531,493,071	5,515,693,668	4,630,430,383	4,615,718,503
Total fixed assets	16,082,964,524	13,713,862,862	15,283,851,898	12,894,213,969
Intangible assets and other assets:				
Intangible assets	1,396,423,653	1,385,705,874	1,412,599,448	1,401,826,706
Long-term deferred expenses	1,777,084	—	2,132,501	—
Other long-term assets	1,900,000,000	1,900,000,000	1,750,000,000	1,750,000,000
Total intangible assets and other assets	3,298,200,737	3,285,705,874	3,164,731,949	3,151,826,706
Total assets	21,970,947,402	21,700,535,378	20,638,701,012	20,382,271,858

Balance Sheet (cont'd)
31st March 2005

Unit: RMB

Item	At the end of the period		At the beginning of the year	
	Consolidated	The Company	Consolidated	The Company
Liabilities and Shareholder's equity				
Current liabilities:				
Short-term borrowings	2,300,000,000	2,500,000,000	1,950,000,000	2,150,000,000
Accounts payable	329,303,382	323,940,081	303,413,526	296,441,924
Advances from customers	13,674,347	1,021,988	3,769,626	1,341,111
Salary payable	10,359,342	10,359,342	13,549,342	10,359,342
Welfare payable	19,263,895	14,655,076	19,905,504	14,700,093
Dividend payable	755,613,506	740,182,755	9,709,367	9,709,367
Taxes payable	127,514,868	110,811,040	66,614,310	54,289,060
Other payables	89,641,198	78,390,119	107,513,784	91,705,407
Accrued expenses	—	—	—	—
Long-term liabilities due within one year	6,813,262	6,813,262	6,813,262	6,813,262
Total current liabilities	3,652,183,800	3,786,173,663	2,481,288,721	2,635,359,566
Long-term liabilities:				
Long-term borrowings	3,793,936,456	3,793,936,456	3,077,863,348	3,077,863,348
Total long-term liabilities	3,793,936,456	3,793,936,456	3,077,863,348	3,077,863,348
Total liabilities	7,446,120,256	7,580,110,119	5,559,152,069	5,713,222,914
Minority interests	407,365,822	—	413,463,934	—
Shareholder's equity:				
Share capital	5,037,747,500	5,037,747,500	5,037,747,500	5,037,747,500
Capital reserves	7,488,194,416	7,488,194,416	7,488,194,416	7,488,194,416
Surplus reserves	925,544,505	830,230,202	925,544,505	830,230,202
Including: public welfare fund	308,514,834	276,743,401	308,514,834	276,743,401
Unrecognized loss on investments	—	—	—	—
Undistributed profits	665,974,903	764,253,141	484,125,200	582,403,438
Dividend payable post balance sheet date	—	—	730,473,388	730,473,388
Total shareholder's equity	14,117,461,324	14,120,425,259	14,666,085,009	14,669,048,944
Total liabilities and shareholder's equity	21,970,947,402	21,700,535,378	20,638,701,012	20,382,271,858

Cash Flow Statement
January to March 2005

Unit: RMB

	Item	Consolidated	The Company
1.	**Cash flows from operating activities:**		
	Cash received from sale of goods and rendering of services	507,346,440	358,477,297
	Other cash received relating to operating activities	2,313,574	1,818,895
	Sub-total of cash inflows	509,660,014	360,296,192
	Cash paid for goods and services	52,038,361	41,542,436
	Cash paid to and on behalf of employees	32,942,212	28,100,670
	Taxes paid	53,502,291	19,818,229
	Other cash paid relating to operating activities	16,250,342	14,703,193
	Sub-total of cash outflows	154,733,206	104,164,528
	Net cash flows from operating activities	354,926,808	256,131,664
2.	**Cash flows from investing activities:**		
	Cash received from disposal of investments	—	—
	Cash received from investment income	—	—
	Cash received from disposal of fixed assets, intangible assets and other long-term assets	—	—
	Other cash received relating to investing activities	1,241,671	750,730
	Sub-total of cash inflows	1,241,671	750,730
	Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	1,067,044,239	1,046,307,658
	Cash paid for purchase of investments	1,000,000	500,000
	Cash paid for purchase of subsidiaries	—	—
	Other cash paid relating to investing activities	—	—
	Sub-total of cash outflows	1,068,044,239	1,046,807,658
	Net cash flows from investing activities	-1,066,802,568	-1,046,056,928
3.	***Cash flows from financing activities:***		
	Cash received from investment	—	—
	Including: subsidiaries received cash from investment of minority interests	—	—
	Cash received from borrowings	2,170,000,000	2,170,000,000
	Cash received from other relating financing activities	—	—
	Sub-total of cash inflows	2,170,000,000	2,170,000,000
	Repayments of borrowings	1,103,926,892	1,103,926,892
	Cash paid for distribution of dividends, profits and interests	28,560,908	28,560,908
	Including: dividend payable to minority shareholders from subsidiaries	—	—
	Cash paid for other relating financing activities	—	—
	Sub-total of cash outflows	1,132,487,800	1,132,487,800
	Net cash flows from financing activities	1,037,512,200	1,037,512,200
4.	**Effect of foreign exchange rate changes**	—	—
5.	**Net increase in cash and cash equivalents**	325,636,440	247,586,936

Cash Flow Statement (cont'd)
January to March 2005

Unit: RMB

Item	Consolidated	The Company
Supplimentary Information		
1. Reconciliation of Net Profit to Cash Flow from Operating Activities:		
Net profit	181,849,703	181,849,703
Add: Profit/loss of minority shareholders	9,334,179	—
Unrecognized loss on investments	—	—
Provision for impairment	—	—
Depreciation of fixed assets	116,858,272	95,483,202.00
Amortization of intangible assets	15,892,290	15,892,290
Amortization of long-term deferred assets	355,417	—
Decrease of prepaid expense (less: Increase)	—	—
Loss on disposal of fixed assets, intangible assets and other long-term assets (Less: Profits)	—	—
Loss on retirement of fixed assets (Less: Profit)	—	—
Finance expense (Less: Income)	28,069,966	28,560,908
Losses arising from investments (Less: Profits)	-23,985,706	-73,139,125
Deferred taxation credit (Less: debit)	—	—
Decrease in inventories (Less: Increase)	504,883	552,816
Decrease in receivables under operating activities (Less: Increase)	-42,512,720	-53,122,365
Increase in payables under operating activities (Less: Decrease)	68,560,524	60,054,235
Net cash flow from operating activities	354,926,808	256,131,664
2. Investing and Financing Activities that do not Involve Cash Receipts and Payments:		
Conversion of debt into capited	—	—
Reclassification of convertible bonds expiring within one year as current liability	—	—
Fixed assets acquired under finance leases	—	—
3. Net Decrease in Cash and Cash Equivalents:		
Cash at the end of the year	820,410,921	630,291,296
Less: Cash at the beginning of the year	524,774,481	382,704,360
Cash equivalents at the end of the year	30,000,000	—
Less: Cash equivalents at the beginning of the year	—	—
Net decrease in cash and cash equivalents	325,636,440	247,586,936

By order of the Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 22nd April 2005

江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Continuing Connected Transaction
Road Maintenance Service Contract
with Jiangsu Sundian Engineering Co., Ltd.

- The Company and Guangjing Xicheng entered into Maintenance Contracts with Jiangsu Sundian in respect of the Jiangsu Expressway, the Guangjing Expressway and Xicheng Expressway.

- Jiangsu Sundian is a 70% subsidiary of the Company and is owned as to 30% by Guangjing Xicheng. Guangjing Xicheng (a 85% subsidiary of the Company and owned as to 15% owned by 華建交通經濟開發中心 Huajian Transportation Economic Development Centre (a substantial shareholder of the Company)) is a connected person of the Company under the Hong Kong Listing Rules. The Guangjing Xicheng Maintenance Contract with the maximum maintenance fee of RMB25,000,000 (approximately HK$23,584,906) constitutes a continuing connected transaction under rule 14A.34 of the Hong Kong Listing Rules.

- The Guangjing Xicheng Maintenance Contract is a transaction between the subsidiaries of a listed company and is not subject to disclosure requirement pursuant to rule 7.3.6 of the Shanghai Listing Rules.

- At the 11th Session Meeting of the Fourth Board of Directors held on 22 April 2005, the directors of the Company approved the entering into of the Maintenance Contracts.

The board of directors of Jiangsu Expressway Company Limited (the "Company") announced that on 22 April 2005, (1) the Company entered into a maintenance contract (the "Co. Maintenance Contract") with Jiangsu Sundian Engineering Co., Ltd. ("Jiangsu Sundian") (江蘇現代路橋有限責任公司) and (2) a maintenance contract was entered into between (江蘇廣靖錫澄高速公路有限責任公司) ("Guangjing Xicheng", a 85% owned subsidiary of the Company) and Jiangsu Sundian (the "GX Maintenance Contract" together with the Co. Maintenance Contract, the "Maintenance Contracts").

Major terms of the Maintenance Contacts are set out in the table below.

	Co. Maintenance Contract	GX Maintenance Contract
Parties	• the Company (as employer); and • Jiangsu Sundian (as contractor)	• Guangjing Xicheng (as employer); and • Jiangsu Sundian (as contractor)
Duration of contract	1 May 2005 to 31 December 2005	
Subject of road repair and maintenance services	Sections of Shanghai-Nanjing Expressway (Jiangsu section) as designated by the Company in writing	Sections of and car parking spaces of service areas (including roads therein) of • Guangjing Expressway • Xicheng Expressway as designated by Guangjing Xicheng and agreed by Jiangsu Sundian in writing to be widened and revamped
Maximum maintenance service fees	RMB25,000,000 (approximately HK$23,584,906), being the estimated total contract sum, the actual amount of maintenance service fees will be determined based on actual work done* and according to the approved fee principles**.	RMB25,000,000 (approximately HK$23,584,906), being the estimated total contract sum, the actual amount of maintenance service fees will be determined based on actual work done* and according to the approved fee principles**.
(i) Advance part payment	40% of the estimated maintenance fee, payable in the week immediately before commencement of relevant maintenance work for the raw materials of the maintenance work.	

(ii) Maintenance fee payment — Payable within the period commencing the 11th and ending on 20th calendar day of the month immediately after the respective of work done;

— cumulative payment shall not exceed 95% of the estimated maximum maintenance fee (inclusive of the advance payment);

— upon completion of the maintenance work and passing the quality check, payment of 95% of the actual maintenance fee (inclusive of the advance payment);

— balance of 5% to be paid after the 1 year quality warranty period.

* The amount of work to be designated to Jiangsu Sundian will depend on the condition of the road surface and the relevant work progress.

** For works which have to be awarded by way of tender pursuant to the relevant PRC laws and regulations (for contracts with value of over RMB2,000,000 (approximately HK$1,886,792)), Jiangsu Sundian will only be awarded work after completion of the relevant tender process. In respect of works awarded by tender, services fees will be based on the tender submitted. In respect of other works, the fee will be fixed with reference to confirmation by independent (not being connected persons (as defined under the Hong Kong Listing Rules) of the Company) qualified price quoting entities as to the then prevailing market price of the relevant work.

Reasons and Benefits of the Maintenance Contracts

The principal business of the Company is the construction and management of toll roads and expressways in Jiangsu Province. The principal business of Guangjing Xicheng is the management, operation maintenance and toll collection of Guangjing Expressway and Xicheng Expressway. The principal business of Jiangsu Sudian is the repair and maintenance of expressway.

Jiangsu Sudian has accumulated sufficient related experience in the general repairs and maintenance work of expressways. Since its establishment, Jiangsu Sudian has, in addition to contracting for the maintenance operations and major and medium repairs of the expressways, roads and bridges under the management of the promoters, expanded its market by contracting for the road projects of other parties, including the paving of road surfaces of highways, the installation of securities facilities and other maintenance projects, and therefore optimising its allocation of resources, increasing its asset utilitisation rate, enhancing its maintenance technology as well as the quality of its maintenance work. It has achieved economies of scale of maintenance, reducing the maintenance costs of highways in an effective manner and thereby increasing its economic benefits further.

The maintenance fees are determined after arm's length negotiation and with reference to the price confirmed by independent qualified price quoting entities or at the tendered price, as the case may be. For so long as the price is not higher than the prevailing market price of the relevant work, Jiangsu Sudian will be awarded the specified works provided that the aggregate contract sum does not exceed the maximum management services fee for 2005 as set out in the respective agreement. The maximum maintenance service fees are agreed upon after taking into account the expected amount of works to be done in 2005. The Company will monitor the situation and will not order service if the limit is exceeded. The maintenance service fee will be funded by the internal resources of the Company and Guangjing Xicheng respectively.

At the 11th Session Meeting of the Fourth Board of Directors held on 22 April 2005, the directors of the Company have approved the entering into of the Maintenance Contracts. The directors of the Company (including independent non-executive directors save for Mr. Hong Yin Xing who has tendered his resignation and accordingly has not expressed an opinion) are of the view that the entering into of the Maintenance Contracts is in the interests of the shareholders of the Company as a whole and in the ordinary and usual course of business of the relevant company and the terms of the Maintenance Contracts are on normal commercial terms.

Continuing Connected Transaction

Jiangsu Sundian is a 70% direct subsidiary of the Company and is owned as to 30% by Guangjing Xincheng. Guangjing Xincheng (a 85% subsidiary of the Company with the other 15% owned by 華建交通經濟開發中心 Huajian Transportation Economic Development Centre (a substantial shareholder of the Company)) is a connected person of the Company under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules"). The entering into of the Guangjing Xicheng Maintenance Contract is a connected transaction under the Hong Kong Listing Rules. As the maximum annual maintenance fees under the Guangjing Xicheng Maintenance Contract is RMB25,000,000 (approximately HK$23,584,906) is less than 2.5% of the relevant percentage ratios under rule 14.07 of Hong Kong Listing Rules, the Guangjing Xicheng Maintenance Contract constitutes a continuing connected transaction under rule 14A.34 of the Hong Kong Listing Rules, which requires compliance with the reporting and announcement requirements under rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but is exempted from independent shareholders' approval.

The Guangjing Xicheng Maintenance Contract is a transaction between subsidiaries of a listed company and is not subject to disclosure requirement pursuant to rule 7.3.6 of the Shanghai Listing Rules.

By the order of the Board of Directors
Yao Yongjia
Secretary to the Board of Directors

Nanjing, the PRC, 22 April 2005

For the purpose of this announcement, conversions of Renminbi into Hong Kong dollars are based on the approximate exchange rate of RMB106 = HK$100

The directors of the Company as at the date of this Announcement are Shen Chang Quan, Sun Hong Ning, Zhang Wen Sheng, Xie Jia Quang, Chen Xiang Hui, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Keng*, Hong Yin Xing* and Yang Xiong Sheng*.*

** independent non-executive directors*

Please also refer to the published version of this announcement in South China Morning Post.

28

江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Supplemental Notice of 2004 Annual General Meeting

NOTICE IS HEREBY GIVEN that pursuant to the notice 蘇証監 [2005] 56號 (Su Zheng Jian [2005] No. 56) issued by the Jiangsu Supervisory Bureau of the China Securities and Regulatory Committee on 4th April, 2005. Pursuant to the 2004 Annual General Meeting special motion proposed by the supervisory committee of the Company, the board of directors of the Company approve the amendment to the articles of association and its appendices, the rules governing the procedure for meetings of the board of directors and the rules governing the procedure for meetings of the supervisory committee and submit the amendment to the shareholders' meeting for approval. The original notice of 2004 Annual General Meeting issued by the Company on 1st April 2005 shall add the followng matters:

To approve the following special resolutions at the shareholder's meeting:

7. to consider and approve the amendments to the rules governing the procedure for meetings of the board of directors of the Company#;

8. to consider and approve the amendments to the rules governing the procedure for meetings of the supervisory committee of the Company#;

   The rules governing the procedure for meetings of the board of directors and the rules governing the procedure for meetings of the supervisory committee are set out in the website of Shanghai Stock Exchange (www.sse.com.cn).

9. to approve the following Articles of Association of the Company:

   (1) the numbering method of the original articles shall be amended as follows: articles of Chapter I are renumbered as articles 1.1, 1.2, 1.3..., and articles of Chapter II are renumbered as articles 2.1, 2.2, 2.3..., Other chapters thereafter shall be renumbered in the same manner.

   (2) to insert a new article 8.3 to Chapter VIII of the Articles:

   The controlling shareholders and beneficial controllers of the Company have fiduciary duty towards the Company and the public shareholders of the Company. The controlling shareholders are entitled to exercise their rights as contributors strictly in compliance with the law. The controlling shareholders shall not

jeopardize the legal interests of the Company and the public shareholders by way of entering into connected transactions, profit allocation, asset reorganization, foreign investment, fund misappropriation and borrowing undertaking or by taking advantage of their controlling position.

(3) article 9.1 of Chapter IX of the Articles (article 61 of the original Articles):

The rules governing the procedures for the general meetings shall be subject to approval at shareholders' general meeting.

will be replaced as follows:

The Company shall establish the rules governing the procedure for the general meetings which set out the convening and polling procedures, including notice, registration, approval of resolutions, voting, polling, announcement of polling results, final resolutions, minutes of meetings and signature thereon and announcements, and also principles of delegating authorities adopted by the board of directors at the general meeting and their specific content. The rules governing procedures for the general meetings shall form part as an annex to the Articles of Association. These rules shall be established by the board of directors and approved by the shareholders in general meeting.

(4) to insert a new article 9.23 to Chapter IX of the Articles:

The following matters shall be approved by shareholders in general meeting of the Company with more than 50% of the public shareholders present and having the rights to vote in order to take effect or apply for:

(1) the issue of new shares to public shareholders of the Company (including foreign shares listed on the overseas market or other equity related derivative securities), issue of convertible debentures or placing of shares to the existing shareholders (other than those undertaken to be fully subscribed by the controlling shareholders in cash prior to the meetings);

(2) major asset reorganization of the Company, pursuant to which the total consideration payable for assets purchased exceeds the audited net book value of such assets by 20% or more;

(3) the repayment of debts owed to the Company with the equities held by the shareholders in the Company;

(4) the overseas listing of any of the subsidiaries of the Company that has a material effect on the Company;

(5) any relevant matters in the development of the Company which has a material effect on the interests of the public shareholders.

General meeting will be convened to discuss the matters stated above. A voting platform by electronic means must be provided to A shares shareholders of the Company.

(5) to insert a new article 9.24 to Chapter IX of the Articles:

In the event that the circumstances described above have occurred, after the issue of the notice of the general meeting, the Company shall issue a notice of the general meeting again within three days after the record date of the registration of the shares.

(6) to renumber articles 9.23 to 9.29 (articles 83 to 89 of the original Articles) as articles 9.25 to 9.31.

(7) to insert new article 9.32 to Chapter IX of the Articles:

Conditional upon the legality and effectiveness of the general meeting being ensured by the Company, the Company shall use its best endeavours to adopt contemporary information technique by different ways and methods so as to extend the proportion of participation of public shareholders at the general meeting.

(8) to insert new article 9.33 to Chapter IX of the Articles:

The board of directors, independent directors and shareholders complying with the relevant prescribed conditions may collect voting rights in the general meeting from the Company's shareholders. The collection of voting rights will be conducted without consideration, and will have to disclose adequate information to the shareholders whose voting rights are collected.

(9) article 11.1 of Chapter XI of the Articles (article 99 of the original Articles):

The board of directors shall prepare the rules governing the procedures for the meetings of the board of directors which shall be subject to approval at the shareholders' general meeting.

will be amended as follows:

The Company shall prepare the rules governing the procedure for the meetings of the board of directors. The procedure for convening and voting in the meetings of the board of directors are provided in these rules, which shall also expressly provide for the principles and substances as to the granting of authorization by the board of director to the chairman between the meetings of the board of directors for exercising certain functions of the board of directors. The rules governing the procedure for the meetings of the board of directors shall form part as an annex to the Articles of Association. These rules shall be prepared by the board of directors and approved by the shareholders in general meeting.

(10) to insert a new "Chapter XII — Independent directors" to the Articles (with "Chapter XII — Secretary to the board of directors of the Company" in the Articles renumbered as "Chapter XIII — Secretary to the board of directors of the Company" and the chapters that follow to be renumbered accordingly.)

(a) a new article 12.1 is inserted:

More than one third of the members of the Company's board of directors shall be independent directors, amongst them at least one shall be an accounting professional. The independent directors shall perform their duties diligently so as to protect the Company's interests, in particular, to ensure that the legal rights of the public shareholders will not be affected.

The independent directors shall perform their duties diligently, and shall not be influenced by the Company's substantial shareholders, beneficial controllers or entities or parties that have interests in the Company and its substantial shareholders and beneficial controllers.

(b) a new article 12.2 is inserted:

The board of directors, the supervisory committee, and shareholders who individually or collectively hold(s) more than 1% of issued share capital of the Company may nominate candidates for independent directors, who shall be subject to election at the general meeting.

(c) a new article 12.3 is inserted:

Major connected transaction of the Company, as well as the engagement or removal of the accounting firm shall be consented by more than one half of the independent directors before presenting to the board of directors for discussion. The proposal to convene an extraordinary general meeting by the independent directors to the board of directors, the proposal to convene a board meeting, and the collection of voting rights publicly from the shareholders prior to the convening of general meeting shall be approved by one half of the independent directors. The independent directors shall appoint external auditors and consulting firms with the approval of all independent directors to conduct audit and consultation to specific issues of the Company with the relevant fees to be assumed by the Company.

(d) a new article 12.4 is inserted:

The independent directors shall attend the meeting of the board of directors on-time, understand the running and operation of the Company, initiate investigation and obtain circumstances and information necessary for making decisions. The independent directors shall submit their annual report describing the performance of their duties to the annual general meeting of the Company.

(e) a new article 12.5 is inserted:

The Company shall establish the procedures governing the work of the independent directors. The secretary to the board of directors shall take the initiative to assist the independent directors for the performance of their duties. The Company shall ensure that the independent directors shall have the same rights as to access to information as the other directors. Relevant materials and information shall be provided to the independent directors on time. The operations of the Company shall be reported to the independent directors regularly and on site visits may be organized where necessary.

(f) a new article 12.6 is inserted:

The term of office of the independent directors shall be the same as other directors of the Company. Upon the expiry of their terms, the relevant independent directors is eligible for re-election, subject to a maximum period of not more than six years. Prior to the expiry of the term, the independent directors shall not be removed without proper reasons. The removal of independent directors prior to the expiry of the term shall be disclosed by the Company as special disclosure issues.

(g) a new article 12.7 is inserted:

The independent directors may tender their resignation prior to the expiry of their terms of office. Upon resignation, the independent directors shall submit resignation report in writing to the board of directors, and shall make a statement of any matter with respect to his resignation or any matters which he/she considers should be brought to the attention of the Company's shareholders and creditors.

When the resignation of any independent director shall result in the numbers of the independent directors or the board of directors falling below the minimum requirement as provided in the laws or the Articles of Association, such independent director shall perform his or her duties in accordance with the laws, administrative regulations and these Articles of Association prior to the re-appointed independent director assuming his or her office. The board of directors shall convene a general meeting for the re-election of the independent directors within two months. If the general meeting has yet convened after the expiry of the two-month period, the resigning independent director may cease to perform his or her duty thereafter. .

(11) a new article 13.5 is inserted to Chapter XIII of the Articles:

The procedures governing the management of investors relation activities shall be drafted by the secretary to the board of directors and implemented after approval by the board of directors. The secretary to the board of directors shall be specifically responsible for this task.

(12) article 15.1 of Chapter XV of the Articles (article 123 of the original Articles):

The supervisory committee shall prepare rules governing the procedure for the meetings of the supervisory committee which shall be subject to approval at the shareholders' general meeting.

will be amended as follows:

The Company shall prepare the rules governing the procedure for the meetings of the supervisory committee. The procedure for convening and voting in the supervisory committee are provided in these rules. The rules governing the procedures for the meetings of the supervisory committee shall form part as an annex to the Articles of Association. These rules shall be prepared by the supervisory committee and approved by the shareholders in general meeting.

(13) article 15.2 of Chapter XV of the Articles (article 124 of the original Articles):

The supervisory committee shall comprise of five supervisors, amongst them one shall become the chairman of the supervisory committee and are appointed for a term of three years eligible for re-election.

will be amended as follows:

The supervisory committee shall comprise of five supervisors, amongst them one shall become the chairman of the supervisory committee. The supervisors shall be elected by members of the general meeting for a term of three years. The election of the supervisors shall be conducted by way of cumulative voting system. At the election of the supervisors, the number of votes being held by each shareholder is equivalent to the number of shares multiplied by the number of supervisors he is entitled to elect. Each shareholder may use all votes to elect a particular supervisor, or allocate his votes to all candidates of the supervisors at his discretion, or use all votes to elect two or more candidates of supervisors. The candidates who get a majority of votes shall become elected. Upon the expiry of term of office, the supervisors shall be eligible for re-election.

(14) article 18.10 of Chapter XVIII of the Articles (article 170 of the original Articles):

The Company shall distribute dividend by way of cash or shares (or a combination of both).

with the following new article 18.10:

The Company shall distribute a specified amount of dividend by way of cash or shares (or a combination of both) each year.

By order of the board
Jiangsu Expressway Company Limited
Yao Yongjia
Secretary to the Board

Nanjing, China, 25th April 2005

Notes:

(1) A shareholder who has the right to attend and vote at the Annual General Meeting is entitled to appoint a proxy (whether or not a member) to attend and vote on his behalf. A shareholder (or his proxy) is entitled to cast one vote for each share he holds or represents. Notwithstanding completion and delivery of the form of proxy, a shareholder may still attend and vote at the Annual General Meeting.

(2) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. In the event that such instrument is signed by an attorney of the appointor, an authorisation that authorised such signatory shall be notarized. To be valid, such notarized authorisation together with the form of proxy must be delivered to the Secretary's Office not less than 24 hours before the time appointed for holding of the Annual General Meeting. The form of proxy for use at the Annual General Meeting will be despatched to shareholders.

(3) Shareholders attending the Annual General Meeting will be responsible for their own accommodation and travelling expenses.

(4) Address: Secretary's Office, 27th Floor, Jiangsu Communication Building, 69 Shigu Road, Nanjing, Jiangsu, the PRC.
Postal Code: 210004
Tel: 8625-84200999 (ext. 4706, 4716)
Fax: 8625-84466643

(5) All resolutions will be passed by way of poll.

The amendment to the rules governing the procedure for meetings of the board of directors and the amended rules governing the procedure for meetings of the supervisory committee are also set out in the circular of the Company dated 25th April, 2005.

The directors of the Company as at the date of this notice are Shen Chang Quan, Sun Hong Ning, Zhang Wen Sheng, Xie Jia Quan, Chen Xiang Hui, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung*, Fang Keng*, Hong Yin Xing* and Yang Xiong Sheng*.

* *independent non-executive directors*

Please also refer to the published version of this announcement in South China Morning Post.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisers.

If you have sold all your shares in Jiangsu Expressway Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.

江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

AMENDMENTS TO THE BOARD MEETING RULES AND THE SUPERVISORY COMMITTEE MEETING RULES AMENDMENTS TO ARTICLES AND ANNUAL GENERAL MEETING

A supplemental notice convening the Annual General Meeting to be held at Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the PRC on Wednesday, 18th May, 2005 at 9:00 a.m. is set out on pages 16 to 22 of this Circular. Whether or not you are able to attend the Annual General Meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company as soon as possible and, in any event, not less than 24 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the Meeting should you so wish, in which case you will be deemed to have withdrawn the proxy you have appointed.

25th April, 2005

CONTENTS

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"Annual General Meeting"	the Annual General Meeting of the Company to be held on Wednesday, 18th May, 2005 at Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the PRC at 9:00 a.m.
"Articles"	the articles of association of the Company
"Board"	the board of directors of the Company
"Board Meeting Rules"	the rules governing the procedure for meetings of the Board of the Company
"Company"	Jiangsu Expressway Company Limited, a company incorporated in the PRC with limited liability as a joint stock limited company
"CSRC"	中國證券監督管理委員會 (The China Securities Regulatory Commission)
"Directors"	the directors of the Company
"Domestic Shareholder(s)"	holders of the domestic shares of the Company, including the A Shares, the Legal Person Shares, the State-owned Shares and the State-owned Legal Person Shares
"Group"	the Company and its subsidiaries
"H Share(s)"	the overseas listed foreign share(s) of the Company listed on the Hong Kong Stock Exchange
"H Shareholder(s)"	holder(s) of H Shares
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited
the "PRC"	the People's Republic of China
"State"	the Government of the PRC
"Supervisors"	the Supervisors of the Company
"Supervisory Committee"	the committee comprising all the Supervisors
"Supervisory Committee Meeting Rules"	the rules governing the procedure for meetings of the Supervisory Committee of the Company

江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Directors:
Sheng Chang Quan
Chen Xiang Hui
Sun Hong Ning
Zhang Wen Sheng
Fan Yu Shu
Cui Xiao Long
Xie Jia Quan
Chang Yung Tsung, Alice*
Fang Keng*
Hong Yin Xing*
Yang Hong Sheng*

* *Independent Non-Executive Directors*

Registered Office:
Jiangsu Communications Building
69 Shigu Road
Nanjing
Jiangsu
the PRC

25th April, 2005

Dear Sir or Madam,

AMENDMENTS TO THE BOARD MEETING RULES AND THE SUPERVISORY COMMITTEE MEETING RULES AMENDMENTS TO ARTICLES AND ANNUAL GENERAL MEETING

A. Introduction

In compliance with the notice 蘇証監 [2005]56號 (Su Zheng Jian [2005] No. 56) issued by the Jiangsu Supervisory Bureau of the CSRC and other relevant rules and regulations prescribed by the relevant PRC securities regulatory authorities in order to enhance corporate governance and for better protection of the rights of shareholders of the Company, as proposed by the special motion of the Supervisory Committee and approved by the Board, certain amendments are proposed to made to (1) the Board Meeting Rules; (2) the Supervisory Committee Meeting Rules; and (3) the Articles.

The purpose of this circular is to provide you with information regarding on (1) amendments proposed to be made to the Board Meeting Rules and the Supervisory Committee Meeting Rules; (2) amendments proposed to be made to the Articles; and (3) the supplemental notice of the Annual General Meeting.

B. Amendments to the Board Meeting Rules and the Supervisory Committee Meeting Rules

1. The Board Meeting Rules are proposed to be amended as follows:

Existing articles No.	**New articles No.**	**Existing rules**	**Proposed amendments to the Board Meeting Rules (deletion shown by way of strikethrough and new additions by way of underline)**
Not applicable	Not applicable	Not applicable	The numbering method of the original Board Meeting Rules shall be amended as follows: articles of Chapter I are renumbered as articles 1.1, 1.2, 1.3, ... and articles of Chapter II are renumbered as articles 2.1, 2.2, 2.3, ... The respective clauses under each chapter shall be renumbered in the format of articles 1.1.1, 1.1.2, 1.1.3, ... Other chapters thereafter shall be renumbered in the same manner.
12	2.1.9	A director may personally resign by submitting a written resignation. The resignation shall become effective upon approval of the board of directors and shall be reported by the Company to the shareholders in due course.	~~A director may personally resign by submitting a written resignation. The resignation shall become effective upon approval of the board of directors and shall be reported by the Company to the shareholders in due course.~~ Directors may submit their resignation before their terms expire. The resigning director shall submit a resignation report to the board of directors in writing. The resignation report shall become effective forthwith without the approval of the shareholders' general meeting or the board of directors, save as the circumstances described as follows: 1. The director is still in the course of performing his duties and such duties are not yet discharged; 2. The chairman or the director who is also engaged as the general manager has not yet passed the job termination audit after his resignation;

Existing articles No.	New articles No.	Existing rules	Proposed amendments to the Board Meeting Rules (deletion shown by way of strikethrough and new additions by way of underline)
			3. The Company is or will become a subject company for mergers and acquisitions. In the event that the resignation of a director will result in the board of directors of the Company falling below the minimum number prescribed by the laws, the resignation report of such director shall only become effective after the vacancy arising from the resignation of such director is filled by a successor. The board of directors remaining shall convene an extraordinary shareholders' meeting as soon as practicable, so as to elect a director to fill the vacancy arising from the resignation of such director. Prior to the passing of the resolution by the shareholders' meeting to elect a director, the power of the resigning director and the board of directors remaining shall be restricted in a reasonable manner. Any loss incur by the Company arising from the termination by a director before his term expires shall be indemnified by that director.
Not applicable	Not applicable	Not applicable	To renumber articles 40 and 41 under Chapter VI of the original Board Meeting Rules as articles 6.3.1 and 6.3.2 and moved to section 3 under Chapter VI.
Nil	6.4.9	Nil	Decision making procedures for the board of directors: 1. *Decision making procedures for investment:* (1) The general manager is responsible to arrange relevant staff to prepare the medium to long term development plan, annual investment plan and feasibility report of major investments and submit to the board of directors for consideration;

Existing articles No.	New articles No.	Existing rules	Proposed amendments to the Board Meeting Rules (deletion shown by way of strikethrough and new additions by way of underline)
			(2) The board of directors shall resolve on the above after sufficient discussion, and the general manager is responsible to implement the same. If the investment amount exceeds the authorization limit of the board of directors, the same will be submitted to the shareholders' general meeting for consideration and approval prior to implementation.
			2. *Decision making procedures for loans and guarantees:*
			(1) The annual bank loan plans for the Company shall be reported by the general manager to the board of directors. The board of directors shall consider and approve the same within its scope of authorization. The general manager and the relevant departments of the Company shall implement the plans in accordance with the relevant provisions and procedures;
			(2) The chairman is authorized by the board of directors to sign the guarantee approved by the board of directors between the meetings of the board of directors. External guarantees shall be approved by the shareholders' general meeting.
			3. *Procedures for implementing significant matters:*
			Prior to considering and signing the documents for significant matters to be decided by the board of directors, the chairman shall study the relevant matters and determine their feasibilities. Where necessary, consultation meetings of experts or discussion meetings shall be convened for consideration. The chairman shall sign the opinion after the matter has been approved and resolved by the board of directors so as to eliminate errors in work.

Existing articles No.	New articles No.	Existing rules	Proposed amendments to the Board Meeting Rules (deletion shown by way of strikethrough and new additions by way of underline)
			4. *Examination procedures of the board of directors:* In the course of implementing a resolution of the board of directors, the board of directors or the chairman shall assign members of the board of directors to trace and examine. In the event that there is any act which breaches the resolved matters , the board of directors shall request the general manager to remedy the same accordingly.
Not applicable	Not applicable	Not applicable	To renumber articles 6.4.9 to 6.4.11 (articles 66 to 68 of the original Director Meeting Rules) as articles 6.4.10 to 6.4.12.

2. The Supervisory Committee Meeting Rules are proposed to be amended as follows:

Existing articles No.	New articles No.	Existing rules	Proposed amendments to the Supervisory Committee Meeting Rules (deletion shown by way of strikethrough and new additions by way of underline)
Not applicable	Not applicable	Not applicable	The numbering method of the original Supervisory Committee Meeting Rules shall be amended as follows: articles of Chapter I are renumbered as articles 1.1,1.2, 1.3, ... and articles of Chapter II shall be renumbered as articles 2.1, 2.2, 2.3. The respective clauses under each chapter shall be renumbered in the format of 1.1.1, 1.1.2, 1.1.3, ... Other chapters thereafter shall be renumbered in the same manner.

Existing articles No.	New articles No.	Existing rules	Proposed amendments to the Supervisory Committee Meeting Rules (deletion shown by way of strikethrough and new additions by way of underline)
13	2.1.10	Supervisors may personally apply to the supervisory committee in writing for resignation with reasons stated. The resignation shall become effective upon approval by the supervisory committee. The vacancy resulting therefrom shall be filled in accordance with the original channel of recommendation for another appropriate candidates and in accordance with the relevant procedures.	~~Supervisors may personally apply to the supervisory committee in writing for resignation with reasons stated. The resignation shall become effective upon approval by the supervisory committee. The vacancy resulting therefrom shall be filled in accordance with the original channel of recommendation for another appropriate candidates and in accordance with the relevant procedures.~~ Supervisors may submit their resignation before their terms expire. The resigning supervisor shall submit a resignation report to the supervisory committee in writing, which will become effective upon obtaining the approval of the supervisory committee. The Company shall report to the shareholders about his resignation in due course. In the event that the resignation of a supervisor will result in the supervisory committee of the Company falling below the minimum number prescribed by the laws, the resignation report of such supervisor shall only become effective after the vacancy arising from the resignation of such supervisor is filled by a successor. The supervisory committee remaining shall convene an extraordinary shareholders' meeting (or a meeting of staff representatives) as soon as practicable, so as to elect a supervisor to fill the vacancy arising from the resignation of such supervisor. Any loss incur by the Company arising from the termination by a supervisor before his term expires shall be indemnified by that supervisor.
Nil	2.1.11	Nil	In the event that the supervisor fails to attend the meeting of the supervisory committee for three times consecutively in person, and does not appoint other supervisors in writing to attend the meetings, it shall be deemed as non-performance of his duties, and may be removed by the shareholders' general meeting or meeting of the staff representatives.
Not applicable	Not applicable	Not applicable	To renumber article 2.1.11 of the Supervisory Committee Meeting Rules (article 14 of the original Supervisory Committee Meeting Rules) as article 2.1.12.

Existing articles No.	New articles No.	Existing rules	Proposed amendments to the Supervisory Committee Meeting Rules (deletion shown by way of strikethrough and new additions by way of underline)
Not applicable	2.2.1(7)	Nil	The exercise of rights of supervision by the supervisors pursuant to the laws shall be protected by the laws accordingly. No individual or any unit shall intervene. The Company shall provide the necessary support and reimburse the expenses incur by the supervisors in their course of performing their duties.

C. **Amendments to the Articles**

The Articles are proposed to be amended as follows:

Existing articles No.	New articles No.	Existing Articles	Proposed amendments to the Articles (deletion shown by way of strikethrough and new additions by way of underline)
Not applicable	Not applicable	Not applicable	The numbering method of the original articles shall be amended as follows: articles of Chapter I are renumbered as articles 1.1, 1.2, 1.3..., and articles of Chapter II are renumbered as articles 2.1, 2.2, 2.3... Other chapters thereafter shall be renumbered in the same manner.
Nil	8.3	Nil	The controlling shareholders and beneficial controllers of the Company have fiduciary duty towards the Company and the public shareholders of the Company. The controlling shareholders are entitled to exercise their rights as contributors strictly in compliance with the law. The controlling shareholders shall not jeopardize the legal interests of the Company and the public shareholders by way of entering into connected transactions, profit allocation, asset reorganization, foreign investment, fund misappropriation and borrowing undertaking or by taking advantage of their controlling position.

Existing articles No.	New articles No.	Existing Articles	Proposed amendments to the Articles (deletion shown by way of strikethrough and new additions by way of underline)
61	9.1	The rules governing the procedure for general meetings shall be subject to approval at the shareholders' general meeting.	~~The rules governing the procedure for general meetings shall be subject to approval at the shareholders' general meeting.~~ The Company shall establish the rules governing the procedures for the general meetings which set out the convening and polling procedures, including notice, registration, approval of resolutions, voting, polling, announcement of polling results, final resolutions, minutes of meetings and signature thereon and announcements, and also principles of delegating authorities adopted by the board of directors at the general meeting and their specific content. The rules governing procedure for general meetings shall form part as an annex to the Articles of Association. These rules shall be established by the board of directors and approved by the shareholders in general meeting.
Nil	9.23	Nil	The following matters shall be approved by shareholders in general meeting of the Company with more than 50% of the public shareholders present and having the rights to vote in order to take effect or apply for: (1) the issue of new shares to public shareholders of the Company (including foreign shares listed on the overseas market or other equity related derivative securities), issue of convertible debentures or placing of shares to the existing shareholders (other than those undertaken to be fully subscribed by the controlling shareholders in cash prior to the meetings); (2) major asset reorganization of the Company, pursuant to which the total consideration payable for assets purchased exceeds the audited net book value of such assets by 20% or more; (3) the repayment of debts owed to the Company with the equities held by the shareholders in the Company;

Existing articles No.	New articles No.	Existing Articles	Proposed amendments to the Articles (deletion shown by way of strikethrough and new additions by way of underline)
			(4) the overseas listing of any of the subsidiaries of the Company that has a material effect on the Company; (5) any relevant matters in the development of the Company which has a material effect on the interests of the public shareholders. General meeting will be convened to discuss the matters stated above. A voting platform by electronic means must be provided to A shares shareholders of the Company.
Nil	9.24	Nil	In the event that the circumstances described above have occurred, after the issue of the notice of the general meeting, the Company shall issue a notice of the general meeting again within three days after the record date of the registration of the shares.
Not applicable	Not applicable	Not applicable	To renumber articles 9.23 to 9.29 (articles 83 to 89 of the original Articles) as articles 9.25 to 9.31.
Nil	9.32	Nil	Conditional upon the legality and effectiveness of the general meeting being ensured by the Company, the Company shall use its best endeavours to adopt contemporary information technique by different ways and methods so as to extend the proportion of participation of public shareholders at the general meeting.
Nil	9.33	Nil	The board of directors, independent directors and shareholders complying with the relevant prescribed conditions may collect voting rights in the general meeting from the Company's shareholders. The collection of voting rights will be conducted without consideration, and will have to disclose adequate information to the shareholders whose voting rights are collected.

Existing articles No.	New articles No.	Existing Articles	Proposed amendments to the Articles (deletion shown by way of strikethrough and new additions by way of underline)
99	11.1	The board of directors shall prepare the rules governing the procedure for the meetings of the board of directors which shall be subject to approval at the shareholders' general meeting.	~~The board of directors shall prepare the rules governing the procedure for the meetings of the board of directors which shall be subject to approval at the shareholders' general meeting.~~ <u>The Company shall prepare the rules governing the procedure for the meetings of the board of directors. The procedure for convening and voting in the meetings of the board of directors are provided in these rules, which also expressly provide for the principles and substances as to the granting of authorization by the board of director to the chairman between the meetings of the board of directors for exercising certain functions of the board of directors. The rules governing the procedure for the meetings of the board of directors shall form part as an annex to the Articles of Association. These rules shall be prepared by the board of directors and approved by the shareholders in general meeting.</u>
Nil	Nil	Nil	<u>A new "Chapter XII — Independent directors" is inserted to the Articles (with "Chapter XII — Secretary to the board of directors of the Company" in the Articles renumbered as "Chapter XIII — Secretary to the board of directors of the Company" and the chapters that follow shall be renumbered accordingly).</u>
Nil	12.1	Nil	<u>More than one third of the members of the Company's board of directors shall be independent directors, amongst them at least one shall be an accounting professional. The independent directors shall perform their duties diligently so as to protect the Company's interests, in particular, to ensure that the legal rights of the public shareholders will not be affected.</u> <u>The independent directors shall perform their duties diligently, and shall not be influenced by the Company's substantial shareholders, beneficial controllers or entities or parties that have interests in the Company and its substantial shareholders and beneficial controllers.</u>

Existing articles No.	New articles No.	Existing Articles	Proposed amendments to the Articles (deletion shown by way of strikethrough and new additions by way of underline)
Nil	12.2	Nil	The board of directors, the supervisory committee, and shareholders who individually or collectively hold(s) more than 1% of issued share capital of the Company may nominate candidates for independent directors, who shall be subject to election at the general meeting.
Nil	12.3	Nil	Major connected transaction of the Company, as well as the engagement or removal of the accounting firm shall be consented by more than one half of the independent directors before presenting to the board of directors for discussion. The proposal to convene an extraordinary general meeting by the independent directors to the board of directors, the proposal to convene a board meeting, and the collection of voting rights publicly from the shareholders prior to the convening of general meeting shall be approved by one half of the independent directors. The independent directors shall appoint external auditors and consulting firms with the approval of all independent directors to conduct audit and consultation to specific issues of the Company with the relevant fees to be assumed by the Company.
Nil	12.4	Nil	The independent directors shall attend the meeting of the board of directors on-time, understand the running and operation of the Company, initiate investigation and obtain circumstances and information necessary for making decisions. The independent directors shall submit their annual report describing the performance of their duties to the annual general meeting of the Company.
Nil	12.5	Nil	The Company shall establish the procedures governing the work of the independent directors. The secretary to the board of directors shall take the initiative to assist the independent directors for the performance of their duties. The Company shall ensure that the independent directors shall have the same rights as to access to information as the other directors. Relevant materials and information shall be provided to the independent directors on time. The operations of the Company shall be reported to the independent directors regularly and on site visits may be organized where necessary.

Existing articles No.	New articles No.	Existing Articles	Proposed amendments to the Articles (deletion shown by way of strikethrough and new additions by way of underline)
Nil	12.6	Nil	The term of office of the independent directors shall be the same as other directors of the Company. Upon the expiry of their terms, the relevant independent directors is eligible for re-election, subject to a maximum period of not more than six years. Prior to the expiry of the term, the independent directors shall not be removed without proper reasons. The removal of independent directors prior to the expiry of the term will be disclosed by the Company as special disclosure issues.
Nil	12.7	Nil	The independent directors may tender their resignation prior to the expiry of their terms of office. Upon resignation, the independent directors shall submit resignation report in writing to the board of directors, and shall make a statement of any matter with respect to his resignation or any matters which he/she considers should be brought to the attention of the Company's shareholders and creditors. When the resignation of any independent director shall result in the numbers of the independent directors or the board of directors falling below the minimum requirement as provided in the laws or the Articles of Association, such independent director shall perform his or her duties in accordance with the laws, administrative regulations and these Articles of Association prior to the re-appointed independent director assuming his or her office. The board of directors shall convene a general meeting for the re-election of the independent directors within two months. If the general meeting has yet convened after the expiry of the two-month period, the resigning independent director may cease to perform his or her duty thereafter.
Nil	13.5	Nil	The procedures governing the management of investors relation activities shall be drafted by the secretary to the board of directors and implemented after approval by the board of directors. The secretary to the board of directors shall be specifically responsible for this task.

Existing articles No.	New articles No.	Existing Articles	Proposed amendments to the Articles (deletion shown by way of strikethrough and new additions by way of underline)
123	15.1	The supervisory committee shall prepare rules governing the procedure for the meetings of the supervisory committee which shall be subject to approval at the shareholders' general meeting.	~~The supervisory committee shall prepare rules governing the procedure for the meetings of the supervisory committee which shall be subject to approval at the shareholders' general meeting.~~ The Company shall prepare the rules governing the procedure for the meetings of the supervisory committee. The procedures for convening and voting in the supervisory committee are provided in these rules. The rules governing the procedures for the meetings of the supervisory committee shall form part as an annex to the Articles of Association. These rules shall be prepared by the supervisory committee and approved by the shareholders in general meeting.
124	15.2	The supervisory committee shall comprise of five supervisors, amongst them one shall become the chairman of the supervisory committee and are appointed for a term of three years eligible for re-election.	The supervisory committee shall comprise of five supervisors, amongst them one shall become the chairman of the supervisory committee. The supervisors shall be elected by members of the general meeting for a term of three years. The election of the supervisors shall be conducted by way of cumulative voting system. At the election of the supervisors, the number of votes being held by each shareholder is equivalent to the number of shares multiplied by the number of supervisors he is entitled to elect. Each shareholder may use all votes to elect a particular supervisor, or allocate his votes to all candidates of the supervisors at his discretion, or use all votes to elect two or more candidates of supervisors. The candidates who get a majority of votes shall become elected. Upon the expiry of term of office, the supervisors shall be eligible for re-election.
170	18.10	The Company shall distribute dividend by way of cash or shares (or a combination of both).	The Company shall distribute a specified amount of dividend by way of cash or shares (or a combination of both) each year.

The proposed amendments to the Board Meeting Rules, the Supervisory Committee Meeting Rules and the Articles contained in this circular are formulated in Chinese, and translated into English for incorporation in this circular for information only, and the Chinese language version shall prevail over the English language version for the purpose of interpretation.

D. **Annual General Meeting**

The Annual General Meeting of the Company will be held at Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the PRC on Wednesday, 18th May, 2005 at 9:00 a.m. A supplemental notice of the general meeting is set out in page 16 to 22 of this Circular. In addition to the matters set out in the Notice of 2004 Annual General Meeting issued by the Company on 1st April, 2005, (1) special resolutions will be proposed for approving the amendments to (1) the Board Meeting Rules; (2) the Supervisory Committee Meeting Rules; and (3) the Articles. The Board considers that the terms of the special resolutions proposed to be passed in the Annual General Meeting is to comply with the CSRC's requirements and recommends shareholders to vote for all the resolutions.

All resolutions will be passed by wall of poll.

For H Shareholders, whether or not you are able to attend the meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the Company not less than 24 hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the Annual General Meeting or any adjournment thereof.

Notwithstanding the completion of the proxy form, you may still attend and vote at the Annual General Meeting. Under these circumstances, you will be deemed as having withdrawn your appointment of the proxy.

By order of the board
Jiangsu Expressway Company Limited
Shen Chang Quan
Chairman

江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

NOTICE IS HEREBY GIVEN that pursuant to the notice 蘇証監 [2005] 56號 (Su Zheng Jian [2005] No. 56) issued by the Jiangsu Supervisory Bureau of the China Securities and Regulatory Committee on 4th April, 2005. Pursuant to the 2004 Annual General Meeting special motion proposed by the supervisory committee of the Company, the board of directors of the Company approve the amendment to the articles of association and its appendices, the rules governing the procedure for meetings of the board of directors and the rules governing the procedure for meetings of the supervisory committee and submit the amendment to the shareholders' meeting for approval. The original notice of 2004 Annual General Meeting issued by the Company on 1st April, 2005 shall add the following matters:

To approve the following special resolutions at the Shareholders' meeting:

7. to consider and approve the amendments to the rules governing the procedure for meetings of the board of directors of the Company#;

8. to consider and approve the amendments to the rules governing the procedure for meetings of the supervisory committee of the Company#;

   The rules governing the procedure for meetings of the board of directors and the rules governing the procedure for meetings of the supervisory committee are set out in the website of Shanghai Stock Exchange (www.sse,com.cn).

9. to approve the following Articles of Association of the Company:

   (1) the numbering method of the original articles shall be amended as follows: articles of Chapter I are renumbered as articles 1.1, 1.2, 1.3..., and articles of Chapter II are renumbered as articles 2.1, 2.2, 2.3..., Other chapters thereafter shall be renumbered in the same manner.

   (2) to insert a new article 8.3 to Chapter VIII of the Articles:

   The controlling shareholders and beneficial controllers of the Company have fiduciary duty towards the Company and the public shareholders of the Company. The controlling shareholders are entitled to exercise their rights as contributors strictly in compliance with

the law. The controlling shareholders shall not jeopardize the legal interests of the Company and the public shareholders by way of entering into connected transactions, profit allocation, asset reorganization, foreign investment, fund misappropriation and borrowing undertaking or by taking advantage of their controlling position.

(3) article 9.1 of Chapter IX of the Articles (article 61 of the original Articles):

The rules governing the procedures for the general meetings shall be subject to approval at shareholders' general meeting.

will be replaced as follows:

The Company shall establish the rules governing the procedure for the general meetings which set out the convening and polling procedures, including notice, registration, approval of resolutions, voting, polling, announcement of polling results, final resolutions, minutes of meetings and signature thereon and announcements, and also principles of delegating authorities adopted by the board of directors at the general meeting and their specific content. The rules governing procedures for the general meetings shall form part as an annex to the Articles of Association. These rules shall be established by the board of directors and approved by the shareholders in general meeting.

(4) to insert a new article 9.23 to Chapter IX of the Articles:

The following matters shall be approved by shareholders in general meeting of the Company with more than 50% of the public shareholders present and having the rights to vote in order to take effect or apply for:

(1) the issue of new shares to public shareholders of the Company (including foreign shares listed on the overseas market or other equity related derivative securities), issue of convertible debentures or placing of shares to the existing shareholders (other than those undertaken to be fully subscribed by the controlling shareholders in cash prior to the meetings);

(2) major asset reorganization of the Company, pursuant to which the total consideration payable for assets purchased exceeds the audited net book value of such assets by 20% or more;

(3) the repayment of debts owed to the Company with the equities held by the shareholders in the Company;

(4) the overseas listing of any of the subsidiaries of the Company that has a material effect on the Company;

(5) any relevant matters in the development of the Company which has a material effect on the interests of the public shareholders.

General meeting will be convened to discuss the matters stated above. A voting platform by electronic means must be provided to A shares shareholders of the Company.

(5) to insert a new article 9.24 to Chapter IX of the Articles:

In the event that the circumstances described above have occurred, after the issue of the notice of the general meeting, the Company shall issue a notice of the general meeting again within three days after the record date of the registration of the shares.

(6) to renumber articles 9.23 to 9.29 (articles 83 to 89 of the original Articles) as articles 9.25 to 9.31.

(7) to insert new article 9.32 to Chapter IX of the Articles:

Conditional upon the legality and effectiveness of the general meeting being ensured by the Company, the Company shall use its best endeavours to adopt contemporary information technique by different ways and methods so as to extend the proportion of participation of public shareholders at the general meeting.

(8) to insert new article 9.33 to Chapter IX of the Articles:

The board of directors, independent directors and shareholders complying with the relevant prescribed conditions may collect voting rights in the general meeting from the Company's shareholders. The collection of voting rights will be conducted without consideration, and will have to disclose adequate information to the shareholders whose voting rights are collected.

(9) article 11.1 of Chapter XI of the Articles (article 99 of the original Articles):

The board of directors shall prepare the rules governing the procedures for the meetings of the board of directors which shall be subject to approval at the shareholders' general meeting.

will be amended as follows:

The Company shall prepare the rules governing the procedure for the meetings of the board of directors. The procedure for convening and voting in the meetings of the board of directors are provided in these rules, which shall also expressly provide for the principles and substances as to the granting of authorization by the board of director to the chairman between the meetings of the board of directors for exercising certain functions of the board of directors. The rules governing the procedure for the meetings of the board of directors shall form part as an annex to the Articles of Association. These rules shall be prepared by the board of directors and approved by the shareholders in general meeting.

(10) to insert a new "Chapter XII — Independent directors" to the Articles (with "Chapter XII — Secretary to the board of directors of the Company" in the Articles renumbered as "Chapter XIII — Secretary to the board of directors of the Company" and the chapters that follow to be renumbered accordingly.)

(a) a new article 12.1 is inserted:

More than one third of the members of the Company's board of directors shall be independent directors, amongst them at least one shall be an accounting professional. The independent directors shall perform their duties diligently so as to protect the Company's interests, in particular, to ensure that the legal rights of the public shareholders will not be affected.

The independent directors shall perform their duties diligently, and shall not be influenced by the Company's substantial shareholders, beneficial controllers or entities or parties that have interests in the Company and its substantial shareholders and beneficial controllers.

(b) a new article 12.2 is inserted:

The board of directors, the supervisory committee, and shareholders who individually or collectively hold(s) more than 1% of issued share capital of the Company may nominate candidates for independent directors, who shall be subject to election at the general meeting.

(c) a new article 12.3 is inserted:

Major connected transaction of the Company, as well as the engagement or removal of the accounting firm shall be consented by more than one half of the independent directors before presenting to the board of directors for discussion. The proposal to convene an extraordinary general meeting by the independent directors to the board of directors, the proposal to convene a board meeting, and the collection of voting rights publicly from the shareholders prior to the convening of general meeting shall be approved by one half of the independent directors. The independent directors shall appoint external auditors and consulting firms with the approval of all independent directors to conduct audit and consultation to specific issues of the Company with the relevant fees to be assumed by the Company.

(d) a new article 12.4 is inserted:

The independent directors shall attend the meeting of the board of directors on-time, understand the running and operation of the Company, initiate investigation and obtain circumstances and information necessary for making decisions. The independent directors shall submit their annual report describing the performance of their duties to the annual general meeting of the Company.

(e) a new article 12.5 is inserted:

The Company shall establish the procedures governing the work of the independent directors. The secretary to the board of directors shall take the initiative to assist the

independent directors for the performance of their duties. The Company shall ensure that the independent directors shall have the same rights as to access to information as the other directors. Relevant materials and information shall be provided to the independent directors on time. The operations of the Company shall be reported to the independent directors regularly and on site visits may be organized where necessary.

(f) a new article 12.6 is inserted:

The term of office of the independent directors shall be the same as other directors of the Company. Upon the expiry of their terms, the relevant independent directors is eligible for re-election, subject to a maximum period of not more than six years. Prior to the expiry of the term, the independent directors shall not be removed without proper reasons. The removal of independent directors prior to the expiry of the term shall be disclosed by the Company as special disclosure issues.

(g) a new article 12.7 is inserted:

The independent directors may tender their resignation prior to the expiry of their terms of office. Upon resignation, the independent directors shall submit resignation report in writing to the board of directors, and shall make a statement of any matter with respect to his resignation or any matters which he/she considers should be brought to the attention of the Company's shareholders and creditors.

When the resignation of any independent director shall result in the numbers of the independent directors or the board of directors falling below the minimum requirement as provided in the laws or the Articles of Association, such independent director shall perform his or her duties in accordance with the laws, administrative regulations and these Articles of Association prior to the re-appointed independent director assuming to his or her office. The board of directors shall convene a general meeting for the re-election of the independent directors within two months. If the general meeting has yet convened after the expiry of the two-month period, the resigning independent director may cease to perform his or her duty thereafter.

(11) a new article 13.5 is inserted to Chapter XIII of the Articles:

The procedures governing the management of investors relation activities shall be drafted by the secretary to the board of directors and implemented after approval by the board of directors. The secretary to the board of directors shall be specifically responsible for this

(12) article 15.1 of Chapter XV of the Articles (article 123 of the original Articles):

The supervisory committee shall prepare rules governing the procedure for the meetings of the supervisory committee which shall be subject to approval at the shareholders' general meeting.

will be amended as follows:

The Company shall prepare the rules governing the procedure for the meetings of the supervisory committee. The procedure for convening and voting in the supervisory

committee are provided in these rules. The rules governing the procedures for the meetings of the supervisory committee shall form part as an annex to the Articles of Association. These rules shall be prepared by the supervisory committee and approved by the shareholders in general meeting.

(13) article 15.2 of Chapter XV of the Articles (articles 124 of the original Articles):

The supervisory committee shall comprise of five supervisors, amongst them one shall become the chairman of the supervisory committee and are appointed for a term of three years eligible for re-election.

will be amended as follows:

The supervisory committee shall comprise of five supervisors, amongst them one shall become the chairman of the supervisory committee. The supervisors shall be elected by members of the general meeting for a term of three years. The election of the supervisors shall be conducted by way of cumulative voting system. At the election of the supervisors, the number of votes being held by each shareholder is equivalent to the number of shares multiplied by the number of supervisors he is entitled to elect. Each shareholder may use all votes to elect a particular supervisor, or allocate his votes to all candidates of the supervisors at his discretion, or use all votes to elect two or more candidates of supervisors. The candidates who get a majority of votes shall become elected. Upon the expiry of term of office, the supervisors shall be eligible for re-election.

(14) article 18.10 of Chapter XVIII of the Articles (article 170 of the original Articles):

The Company shall distribute dividend by way of cash or shares (or a combination of both).

with the following new article 18.10:

The Company shall distribute a specified amount of dividend by way of cash or shares (or a combination of both) each year.

By order of the board
Jiangsu Expressway Company Limited
Yao Yongjia
Secretary to the Board

Nanjing, China, 25th April 2005

Notes:

(1) A shareholder who has the right to attend and vote at the Annual General Meeting is entitled to appoint a proxy (whether or not a member) to attend and vote on his behalf. A shareholder (or his proxy) is entitled to cast one vote for each share he holds or represents. Notwithstanding completion and delivery of the form of proxy, a shareholder may still attend and vote at the Annual General Meeting.

(2) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorised in writing. In the event that such instrument is signed by an attorney of the appointor, an authorisation that authorised such signatory shall be notarized. To be valid, such notarized authorisation together with the form of proxy must be delivered to the Secretary's Office not less than 24 hours before the time appointed for holding of the Annual General Meeting. The form of proxy for use at the Annual General Meeting will be despatched to shareholders.

(3) Shareholders attending the Annual General Meeting will be responsible for their own accommodation and travelling expenses.

(4) Address: Secretary's Office, 27th Floor, Jiangsu Communication Building, 69 Shigu Road, Nanjing, Jiangsu, the PRC.
Postal Code: 210004
Tel: 8625-84200999 (ext. 4706, 4716)
Fax: 8625-84466643

(5) All resolutions will be passed by way of poll.

The amendment to the rules governing the procedure for meetings of the board of directors and the amended rules governing the procedure for meetings of the supervisory committee are also set out in the circular of the Company dated 25th April, 2005.

Jiangsu Expressway Company Limited

(Incorporated in the People's Republic of China with limited liability as a joint stock limited company)

(Stock code: 177)

Proxy form for holders of H Shares for use at the Annual General Meeting and any adjournment thereof

I/We *(note 1)* ______________________________

of ______________________________ (note 1)

being the registered holders of ______________________________ (note 2) H shares in JIANGSU EXPRESSWAY COMPANY LIMITED (the "Company"), HEREBY APPOINT (note 3) the Chairman of the meeting

or failing him ______________________________

of ______________________________

as my/our proxy to attend and act for me/us at the Annual General Meeting of the Company to be held at Jiangsu Communications Building at 69 Shigu Road, Nanjing, Jiangsu the PRC at 9:00 a.m. on Wednesday, 18 May 2005 (and at any adjourment thereof) (the "AGM") and to exercise all rights conferred on proxies under law, regulation and the Articles of Association of the Company in respect of any other business to be considered in the AGM. I/We wish my/our proxy to vote as indicated below in respect of the resolutions to be proposed at the AGM as hereunder indicated, or if no such indication is given, as my/our proxy thinks fit.

	For (note 4)	Against (note 4)
1. To consider and approve the directors report of the Company for the year ended 31st December 2004;		
2. To consider and approve the supervisors report of the Company for the year ended 31st December 2004;		
3. To consider and approve the audited accounts and the report from the auditors for the year ended 31st December 2004;		
4. To approve the profit distribution scheme in respect of the final dividends for the year ended 31st December 2004: With reference to the audits conducted by Deloitte Touche Tohmatsu Certified Public Accounts Limited and Deloitte Touche Tohmatsu, the Company recorded a net profit amounted to RMB826,724,975 under the PRC Accounting Standards and a net profit after taxation of RMB997,139,000 under Hong Kong Generally Accepted Accounting Principles (the "HK GAAP"). Pursuant to the relevant regulation of the Ministry of Finance and the Articles of Association of the Company, when there is a difference in profits between the PRC Accounting Standards and the HKGAAP, the lower one prevails. After appropriation of 10% statutory surplus reserve fund and 5% statutory public welfare fund and adding the retained profit of RMB547,036,108 as at the beginning of the year, the total distributable profit amounted to RMB1,214,598,588. The Company recommended a final dividend of RMB0.145 per share (inclusive of tax);		
5. To consider and appoint Deloitte Touche Tohmatsu Certified Public Accounts Limited and Deloitte Touche Tohmatsu as the Company PRC and international auditors for the financial year 2005 and to fix the aggregate annual remuneration at RMB1.30 million;		
6. To consider and appoint Mr. Fan Chong Lai as an independent non-executive director of the Company and to approve the service contract to be entered into between Mr. Fan and the Company for a term commencing on the date of the AGM until the date of the AGM to be held in the year 2008 with an annual renumeration of RMB40,000 (after tax);		
7. **Special resolution:** To consider and approve the amendments to the rules governing the procedure for meetings of the board of directors of the Company;		
8. **Special resolution:** To consider and approve the amendments to the rules governing the procedure for meetings of the supervisory committee; and		
9. **Special resolution:** To consider and approve the amendments to the articles of association of the Company.		

Date: ______________________, 2005 Signature(s) (note 5): ______________________

Notes:

1. Please insert full name(s) and address(es) in block capitals.
2. Please indicate clearly the number of H shares in the Company registered in your name(s) in respect of which the proxy is so appointed. If no such number is inserted, the proxy will be deemed to be appointed in respect of all the H shares in the Company registered in your name(s).
3. A shareholder is entitled to appoint a proxy of his own choice. Where the proxy appointed is not the Chairman of the AGM, please cross out "the Chairman of the meeting", and fill in the name(s) and address(es) of the proxy in the space provided. Each shareholder is entitled to appoint one or more than one proxy to attend and vote at the AGM on his behalf. The proxy needs not be a member of the Company. The person who signs this proxy form shall initial against any alteration in it.
4. Important: if you wish to vote for any resolution, tick in the box marked "For". If you wish to vote against any resolution, tick in the box marked "Against". Failure to tick any box will entitle your proxy to cast your vote at his discretion.
5. This form of proxy must be signed by you or your attorney duly authorised in writing (in this case, the power of attorney must be notarially certified) or, in the case of a corporation or institution, either under the common seal or under the hand of any director or attorney duly authorised in writing.
6. To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority (if applicable), must be deposited at the Company not less than 24 hours before the time appointed for the holding of the AGM.

江蘇寧滬高速公路股份有限公司
Jiangsu Expressway Company Limited

(Established in the People's Republic of China with limited liability as a joint-stock limited company)
(Stock Code: 177)

ANNOUNCEMENT OF THE RESOLUTIONS OF THE 2004 ANNUAL GENERAL MEETING

This announcement is made pursuant to the general disclosure obligations set out in Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The 2004 Annual General Meeting (the "AGM") of Jiangsu Expressway Company Limited (the "Company") was held at Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the People's Republic of China at 9:00 a.m. on Wednesday, 18 May 2005. The AGM was attended by 13 shareholders either attending in person or by proxy. The shareholders who attended the AGM, either in person or by proxy, represented 4,597,384,043 shares with voting rights, representing 91.2587% of the Company's total issued share capital (among which, 3,384,719 ,600 shares were non-listed and 1,212,664,443 shares were listed), which was in compliance with the quorum required by the Company's articles of association. The AGM was presided by the Chairman, Mr. Shen Chang Quan.

The following resolutions were passed at the AGM:

	Resolution Voting						
		For		Against		Abstain from voting	
	Total number of shares	*Number of shares*	*(%)*	*Number of shares*	*(%)*	*Number of shares*	*(%)*
Ordinary resolutions:							
1. The report of the board of directors of the Company for the year ended 31 December 2004 be approved	4,597,384,043	4,597,384,043	100	—	—	—	—
2. The report of the Supervisory Committee of the Company for the year ended 31 December 2004 be approved	4,597,384,043	4,597,384,043	100	—	—	—	—
3. The audited accounts and the auditors' report of the Company for the year ended 31 December 2004 be approved	4,597,384,043	4,597,384,043	100	—	—	—	—
4. The distribution scheme in respect of the final dividends of the Company for year 2004, pursuant to which a cash bonus of RMB1.45 (incl. tax) will be paid for every 10 shares be confirmed[1]	4,597,384,043	4,597,384,043	100	—	—	—	—
5. The appointment of Deloitte Touche Tohmatsu Certified Public Accounts Limited and Deloitte Touche Tohmatsu as the Company's PRC and international auditors and the fixing of the aggregate remuneration at RMB1.30 million per annum be approved	4,597,384,043	4,588,099,643	99.7981	9,284,400	0.2019	—	—
6. The appointment of Mr. Fan Chong Lai as independent non-executive director of the Company and the service contract to be entered into between Mr. Fan and the Company for a term commencing on the date of the AGM until the date of the annual general meeting to be held for year 2007 be approved	4,597,384,043	4,597,384,043	100	—	—	—	—
Special resolutions:							
7. The amendments to the rules governing the procedure for meetings of the board of directors of the Company be approved	4,597,384,043	4,597,384,043	100	—	—	—	—
8. The amendments to the rules governing the procedure for meetings of the supervisory committee of the Company be approved	4,597,384,043	4,597,384,043	100	—	—	—	—
9. The proposed amendments to the articles of association of the Company be approved[2]	4,597,384,043	4,597,132,043	99.9945	252,000	0.0055	—	—

Note 1: With reference to the audits conducted by Deloitte Touche Tohmatsu Certified Public Accounts Limited and Deloitte Touche Tohmatsu, the Group recorded a net profit for the year 2004 amounted to RMB826,724,975 under the PRC Accounting Standards and a net profit after taxation of RMB997,139,000 under Hong Kong Accounting Principles (the "HKGAAP"). Pursuant to the relevant regulation of the Ministry of Finance and the articles of association of the Company, when there is a difference in profits between the PRC Accounting Standards and the HKGAAP, the lower one prevails. After appropriation of 10% of the net profit after taxation as statutory surplus reserve fund at an amount of RMB106,108,330 (for the Company and its subsidiaries); 5% of the net profit after taxation as statutory public welfare fund at an amount of RMB53,054,165 (for the Company and its subsidiaries), as well as adding the retained profit of RMB547,036,108 as at the beginning of the year, the total distributable profit amounted to RMB1,214,598,588.

Note 2: For details of the amendments to the articles of association of the Company, please refer to the Supplemental Notice of 2004 Annual General Meeting of Jiangsu Expressway Company Limited dated 25 April 2005.

The Company's auditors Deloitte Touche Tohmatsu has been appointed as the scrutineer for the vote-taking of the resolutions at the AGM.

The AGM was attended by Mr. Ju Jian Ping (居建平律師) of Jiangsu Shiji Tongren Law Office (江蘇世紀同仁律師事務所), and a legal opinion thereon has been issued. Based on the facts above and after verification, Mr. Ju Jian Ping was of the view that the convening of the AGM, the qualifications of the persons attending the AGM and the procedures conducted at the AGM were legal and valid.

Apart from the above resolutions passed at the AGM, the Company would like to explain its 2004 final dividend distribution proposal as follows:

1. The resolution to pay a final dividend of RMB0.145 per share for the year ended 31 December 2004 to all shareholders of the Company as recommended by the board of directors of the Company was passed at the AGM. As regards the method of payment of the final dividend, the board of directors hereby announces that:

   Under Article 17.10 (formerly, Article 170) of the Company's articles of association, dividends payable to holders of H shares of the Company are required to be declared and valued in Renminbi ("RMB") and paid in Hong Kong dollars ("HK$") calculated in accordance with the following conversion formula:

   $$\text{Amount of dividend in HK\$} = \frac{\text{Amount of dividend in RMB}}{\text{The average exchange rate of RMB to HK\$ as quoted by the People's Bank of China for the five business days prior to the date of declaration of dividend}}$$

   For the purposes of the payment of this final dividend, the date of declaration is 18 May 2005. The average exchange rate of RMB to HK$ quoted by the People's Bank of China for the five business days prior to the date of declaration was RMB100: HK$94.2596. Accordingly, the final dividend for H Shares would be HK$0.1367 per share.

2. The Company has appointed Bank of China (Hong Kong) Trustees Limited (the "Receiving Agent"), to receive on behalf of the holders of H shares all dividends declared in respect of H shares of the Company. The Receiving Agent is a trust company registered under the Trustee Ordinance of Hong Kong. Cheques for the H share dividends will be issued by the Receiving Agent and are expected to be posted by ordinary mail to holders of H shares of the Company, at their own risks, on or before 10 June 2005 (i.e. the date of payment of dividends on H shares of the Company).

3. Announcement regarding the distribution of dividends to holders of A shares will be made separately.

Mr. Hong Yin Xing resigned as director of the Company with effect from the date of this Shareholders Meeting. The board of directors would like to express their thanks to Mr Hong for his contribution to the Company during his term of appointment.

By Order of the Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 18 May 2005

The directors of the Company as at the date of this notice are Shen Chang Quan, Sun Hong Ning, Zhang Wen Sheng, Xie Jia Quan, Chen Xiang Hui, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Keng*, Yang Xiong Sheng* and Fan Chong Lai*.*

* *independent non-executive directors*

Please also refer to the published version of this announcement in South China Morning Post.

92

江蘇寧滬高速公路股份有限公司

Jiangsu Expressway Company Limited

(Established in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Announcement

This announcement is made pursuant to rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of the board guarantee the correctness, accuracy and completeness of and take joint responsibility for any false representation, misleading statement or material omission of the content of the announcement.

The Company recently received a notice entitled "Notice on the Business Tax Policy relating to Toll Income of Toll Road Operators from the Ministry of Finance and the State Tax Bureau". Pursuant to the notice, with effect from 1 June 2005, the rate of business tax on toll income of toll road operations will be reduced across the board to 3%. The Company will pay the relevant toll income business tax according to the notice. The current business tax rate applicable to the expressways of the Company and its subsidiaries is 5%.

By Order of the Board of Directors
Jiangsu Expressway Company Limited

Nanjing, the PRC, 23 May 2005

The directors of the Company as at the date of this Announcement are:-

Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Xie Jie Quan, Zhang Wen Sheng, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fan Keng*, Yang Xiong Sheng* and Fan Chong Lai*.*

** Independent Non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.

93

江蘇寧滬高速公路股份有限公司

Jiangsu Expressway Company Limited

(Established in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Announcement
Waiver from strict compliance of Rule 3.24

The Stock Exchange has granted the Company a three-year conditional waiver from strict compliance of Rule 3.24.

Further to the announcement of the Company dated 18 March 2005 in respect of the application by the Company of a waiver from strict compliance of Rule 3.24 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Rule 3.24") in respect of the employment on a full time basis, a qualified accountant with the appropriate professional qualification as set out in Rule 3.24, the Stock Exchange of Hong Kong Limited (the "Stock Exchange") has granted to the Company a waiver. (the"Waiver")

The Waiver is for a period of three years from 9 June 2005 and is conditional on:-

a. Ms Liu Wei, the Manager of the Finance and Accounting Department and the Qualified Accountant of the Company, being able to meet all the requirements set out in Rule 3.24 save for the appropriate professional qualification; and

b. The Company has in place arrangement(s) providing Ms Liu with access to the assistance of Mr. Yim Hing Yah (an associate of the Hong Kong Institute of Certified Public Accountant) to discharge her duties as the Qualified Accountant during the wavier period.

Pursuant to the terms of the Waiver, the Waiver will cease on the earlier of (i) 8 June 2008 or (ii) when any of the above conditions cannot be fulfilled. If the Company fails to fulfil any of the waiver conditions, the Company is required to inform the Stock Exchange and take reasonable steps to comply with Rule 3.24.

By order of the Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 14 June 2005

The directors of the Company as at the date of this Announcement are:-

Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Xie Jie Quan, Zhang Wen Sheng, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fan Keng*, Yang Xiong Sheng* and Fan Chong Lai.*

* *independent non-executive director*

Please also refer to the published version of this announcement in South China Morning Post.

江蘇寧滬高速公路股份有限公司
Jiangsu Expressway Company Limited

(Established in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Announcement of the 4th Session of the 12th Board of Directors Meeting

This announcement is made pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notice is hereby given that the 4th session of the 12th extraordinary board of directors meeting (the "Meeting") was convened by the Company on Monday, 18th July 2005. The Meeting was held by way of voting through correspondence. The procedures for convening the Meeting were in compliance with the relevant provisions of the Company Law and the articles of association. The following were considered and approved at the Meeting:

1. "That the issue of not more than RMB4 billion short-term commercial papers in accordance with the Regulations on the Administration of Short-term Commercial Papers (《短期融資管理辦法》) promulgated by the People's Bank of China be approved and that the same be submitted for approval at the 2005 first extraordinary general meeting, the authorisation would be for a period of one year from the date of the extraordinary general meeting."

By Order of the Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 18th July 2005

As at the date of this announcement, Directors of the Company included: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Keng*, Fan Cong Lai* and Yang Xiong Sheng**

* *Independent Non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.

95

江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

NOTICE OF 2005 FIRST EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2005 First Extraordinary General Meeting (the "EGM") of Jiangsu Expressway Company Limited will be held on Friday, 9th September, 2005 at 9:00 a.m. at Jiansu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the People's Republic of China for the purpose of considering, and if thought fit, passing the following special resolution:

Special Resolution

"**THAT** (i) a short-term commercial paper program of the Company (the "Short-term Commercial Paper Program") pursuant to which the Company may issue short-term commercial papers with an aggregate amount not exceeding RMB4 billion be and is hereby approved; and (ii) the Board of Directors and the management of the Company be and are hereby authorized to, within 1 year from the date of this resolution, determine matters in relation to the Short-term Commercial Paper Program having regards to the market conditions and the needs of the Company, including but not limited to, the final amount of issue, term of maturity, offering method and interest rate, and to take all necessary actions for the purpose of executing the Short-term Commercial Paper Program."

By order of the board
Yao Yongjia
Secretary to the Board

Nanjing, the PRC, 22nd July, 2005

Notes:

(1) Persons who hold shares of the Company and whose names appear on the register of members as at 9th August, 2005 shall be entitled to attend the EGM after completing and returning to the Company prior to 29th August, 2005 the confirmation slip attached to the circular of the Company dated 22nd July, 2005 and to which this notice forms part. Further details are set out in the confirmation slip and explanation thereto.

(2) **Registration of transfers of H shares will be suspended by the Company from 9th August, 2005 to 9th September, 2005 (both days inclusive).** Holders of H shares who wish to be eligible attend the EGM, must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the Registrar of H shares of the Company, at 17th Floor, Hopewell Centre, 183 Queen's Road East, no later than 4:00 p.m. on Monday, 8th August, 2005.

(3) A shareholder who has the right to attend and vote at the EGM is entitled to appoint a proxy (whether or not a member) to attend and vote on his behalf. A shareholder (or his proxy) is entitled to cast one vote for each share he holds or represents. Notwithstanding completion and delivery of the form of proxy, a shareholder may still attend and vote at the EGM. Nevertheless, the appointment of the proxy will be deemed to have been revoked by the shareholder.

(4) The instrument appointing a proxy must be in writing under the hand of the shareholder or his attorney duly authorised in writing. In the event that such instrument is signed by an attorney of the shareholder, an authorisation that authorised such signatory shall be notarized. To be valid, such notarized authorization together with the form of proxy must be delivered to the Secretary's Office not less than 24 hours before the time appointed for holding of the EGM. The form of proxy for use at the EGM will be despatched to shareholders.

(5) The EGM will last for half day. Shareholders attending the EGM will be responsible for their own accommodation and travelling expenses.

(6) Address: Secretary's Office, 27th Floor, Jiangsu Communication Building, 69 Shigu Road, Nanjing, the PRC.
Postal Code: 210004
Tel: 8625-84200999 (ext. 4705, 4706, 4716)
Fax: 8625-84466643, 4207788

(7) All resolutions will be passed by way of poll.

As at the date of this announcement, Directors of the Company are: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Zhang Wen Sheng, Xie Jia Quan, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Keng*, Fan Cong Lai* and Yang Xiong Sheng**

* *Independent Non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.

96

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional advisers.

If you have sold all your shares in Jiangsu Expressway Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser.

江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

SHORT-TERM COMMERCIAL PAPER PROGRAM

AND

2005 FIRST EXTRAORDINARY GENERAL MEETING

A notice convening the 2005 First Extraordinary General Meeting to be held at Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the PRC on Friday, 9th September, 2005 at 9:00 a.m. is set out on page 4 to page 5 of this Circular. Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon to the Company as soon as possible and, in any event, not less than 24 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish, in which case you will be deemed to have withdrawn the proxy you have appointed.

22nd July, 2005

CONTENTS

江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Directors:
Sheng Chang Quan
Chen Xiang Hui
Sun Hong Ning
Zhang Wen Sheng
Fan Yu Shu
Cui Xiao Long
Xie Jia Quan
Chang Yung Tsung, Alice*
Fang Keng*
Yang Hong Sheng*
Fan Cong Lai*

** Independent Non-Executive Directors*

Registered Office:
Jiangsu Communications Building
69 Shigu Road
Nanjing
Jiangsu
the PRC

22nd July, 2005

Dear Sir or Madam,

SHORT-TERM COMMERCIAL PAPER PROGRAM AND EXTRAORDINARY GENERAL MEETING

A. Introduction

The Board of Directors of the Company in its announcement dated 18th July, 2005 announced that it has resolved to a proposed issue of short-term commercial paper by the Company (the "Short-term Commercial Paper Program"). The purpose of this circular is to provide further information on the Short-term Commercial Paper Program and the extraordinary general meeting to be held for the purpose of approving such Short-term Commercial Paper Program.

B. Major terms of the Short-term Commercial Paper Program

Amount raised:	up to an aggregate of RMB4,000,000,000
Terms of Maturity:	not more than 365 days from the date of issue

Interest rate:	prevailing market rate of short-term commercial papers of similar maturity, approximately 2 per cent. below the prevailing lending rate announced by the People's Bank of China
Expenses of the issue:	approximately 0.5% of the issue price
Intended investors:	Domestic institutional investors approved by the People's Bank of China to participate in the inter-bank debt market (銀行間債券市場) of the PRC
Underwriter:	an underwriter recognized by the People's Bank of China, to be appointed
Conditions:	(i) shareholders' approval at general meeting; (ii) approval by People's Bank of China; and (iii) entering into of an underwriting agreement in terms to the satisfaction of the Board
Use of proceeds:	as working capital of the Company, with a view to improve the financing structure and to reduce the costs of financing of the Company
Expected date of issue:	Subject to market condition, will be issued in two tranches. Each tranche shall be not more than RMB2,000,000,000 and issued within 12 months from the date of approval by the People's Bank of China

After obtaining the relevant approvals, the short-term commercial papers will be traded on the PRC inter-bank debt market.

C. Reasons and Benefits of the Short-term Commercial Paper Program

Short-term Commercial Paper Program is a relatively new means of short-term fund raising. Given the interest rate of Short-term commercial papers is more favourable than short-term bank loans, the directors are of the view that the adoption of the Short-term Commercial Paper Program is the interests of the Company and its shareholders as a whole.

D. Extraordinary General Meeting

The 2005 First Extraordinary General Meeting of the Company will be held at Jiangsu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the PRC on Friday, 9th September, 2005 at 9:00 a.m. A notice of the general meeting is set out in page 4 to page 5 of this Circular. Special resolution will be proposed for approving the Short-term Commercial Paper Program and authorising the directors and the management to finalise the terms of the Short-term Commercial Paper Program and to implement the Short-term Commercial Paper Program.

The Board of Directors considers that the resolution to be passed as special resolution at the 2005 First Extraordinary General Meeting is in the interests of the shareholders of the Company and recommends shareholders to approve the resolution.

The resolution will be passed by wall of poll.

For H Shareholders, whether or not you are able to attend the meeting, you are requested to complete the accompanying proxy form in accordance with the instructions printed thereon and return the same to the Company not less than 24 hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not preclude H Shareholders from attending and voting at the meeting or any adjournment thereof. Under these circumstances, the H Shareholders will be deemed as having withdrawn the appointment of the proxy.

By order of the board
Jiangsu Expressway Company Limited
Shen Chang Quan
Chairman

江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

NOTICE OF 2005 FIRST EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2005 First Extraordinary General Meeting (the "EGM") of Jiangsu Expressway Company Limited will be held on Friday, 9th September, 2005 at 9:00 a.m. at Jiansu Communications Building, 69 Shigu Road, Nanjing, Jiangsu, the People's Republic of China for the purpose of considering, and if thought fit, passing the following special resolution:

Special Resolution

"**THAT** (i) a short-term commercial paper program of the Company (the "Short-term Commercial Paper Program") pursuant to which the Company may issue short-term commercial papers with an aggregate amount not exceeding RMB4 billion be and is hereby approved; and (ii) the Board of Directors and the management of the Company be and are hereby authorized to, within 1 year from the date of this resolution, determine matters in relation to the Short-term Commercial Paper Program having regards to the market conditions and the needs of the Company, including but not limited to, the final amount of issue, term of maturity, offering method and interest rate, and to take all necessary actions for the purpose of executing the Short-term Commercial Paper Program."

By order of the board
Yao Yongjia
Secretary to the Board

Nanjing, the PRC, 22nd July, 2005

Notes:

(1) Persons who hold shares of the Company and whose names appear on the register of members as at 9th August, 2005 shall be entitled to attend the EGM after completing and returning to the Company prior to 29th August, 2005 the confirmation slip attached to the circular of the Company dated 22nd July, 2005 and to which this notice forms part. Further details are set out in the confirmation slip and explanation thereto.

(2) **Registration of transfers of H shares will be suspended by the Company from 9th August, 2005 to 9th September, 2005 (both days inclusive).** Holders of H shares who wish to be eligible

attend the EGM, must deliver their instruments of transfer together with the relevant share certificates to Hong Kong Registrars Limited, the Registrar of H shares of the Company, at 17th Floor, Hopewell Centre, 183 Queen's Road East, no later than 4:00 p.m. on Monday, 8th August, 2005.

(3) A shareholder who has the right to attend and vote at the EGM is entitled to appoint a proxy (whether or not a member) to attend and vote on his behalf. A shareholder (or his proxy) is entitled to cast one vote for each share he holds or represents. Notwithstanding completion and delivery of the form of proxy, a shareholder may still attend and vote at the EGM. Nevertheless, the appointment of the proxy will be deemed to have been revoked by the shareholder.

(4) The instrument appointing a proxy must be in writing under the hand of the shareholder or his attorney duly authorised in writing. In the event that such instrument is signed by an attorney of the shareholder, an authorisation that authorised such signatory shall be notarized. To be valid, such notarized authorization together with the form of proxy must be delivered to the Secretary's Office not less than 24 hours before the time appointed for holding of the EGM. The form of proxy for use at the EGM will be despatched to shareholders.

(5) The EGM will last for half day. Shareholders attending the EGM will be responsible for their own accommodation and travelling expenses.

(6) Address: Secretary's Office, 27th Floor, Jiangsu Communication Building, 69 Shigu Road, Nanjing, the PRC.
Postal Code: 210004
Tel: 8625-84200999 (ext. 4705, 4706, 4716)
Fax: 8625-84466643, 4207788

(7) All resolutions will be passed by way of poll.

江蘇寧滬高速公路股份有限公司
JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Proxy form for holders of H Shares for use at the 2005 First Extraordinary General Meeting of 9th September, 2005 and any adjournment thereof

I/We *(note 1)* ______________________________

of ______________________________ *(note 1)*

being the registered holder(s) of ______________ *(note 2)* H Shares in JIANGSU EXPRESSWAY COMPANY LIMITED (the "Company"), HEREBY APPOINT *(note 3)* the Chairman of the meeting or

failing him ______________________________

of ______________________________

as my/our proxy to attend and act for me/us at the 2005 First Extraordinary General Meeting of the Company to be held at Jiangsu Communications Building at 69 Shigu Road, Nanjing, the PRC at 9:00 a.m. on Friday, 9th September, 2005 (and at any adjournment thereof) (the "EGM") and to exercise all rights conferred on proxies under law, regulation and the Articles of Association of the Company in respect of any other business to be considered in the EGM. I/We wish my/our proxy to vote as indicated below in respect of the resolution to be proposed at the EGM as hereunder indicated, or if no such indication is given, as my/our proxy thinks fit.

SPECIAL RESOLUTION	For *(note 4)*	Against *(note 4)*
"THAT (i) a short-term commercial paper program of the Company (the "Short-term Commercial Paper Program") pursuant to which the Company may issue short-term commercial papers with an aggregate amount not exceeding RMB4 billion be and is hereby approved; and (ii) the Board of Directors and the management of the Company be and are hereby authorized to, within 1 year from the date of this resolution, determine matters in relation to the Short-term Commercial Paper Program having regards to the market conditions and the needs of the Company, including but not limited to, the final amount of issue, term of maturity, offering method and interest rate, and to take all necessary actions for the purpose of executing the Short-term Commercial Paper Program."		

Date: ______________, 2005 Signature(s) *(note 5)*: ______________

Notes:

1. Please insert full name(s) and address(es) in BLOCK CAPITALS.
2. Please indicate clearly the number of H shares in the Company registered in your name(s) in respect of which the proxy is so appointed. If no such number is inserted, the proxy will be deemed to be appointed in respect of all the H shares in the Company registered in your name(s).
3. A shareholder is entitled to appoint a proxy of his own choice. Where the proxy appointed is not the Chairman of the EGM, please cross out "the Chairman of the meeting", and fill in the name(s) and address(es) of the proxy in the space provided. Each shareholder is entitled to appoint one or more than one proxy to attend and vote at the EGM on his behalf. The proxy needs not be a member of the Company. The person who signs this proxy form shall initial against any alteration he makes.
4. Important: if you wish to vote for any resolution, tick in the box marked "For". If you wish to vote against any resolution, tick in the box marked "Against". Failure to tick any box will entitle your proxy to cast your vote at his discretion.
5. This form of proxy must be signed by you or your attorney duly authorised in writing (in this case, the power of attorney must be notarially certified) or, in the case of a corporation or institution, either under the common seal or under the hand of any director or attorney duly authorised in writing.
6. To be valid, this proxy form and, if such proxy form is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority (if applicable), must be deposited at the Company not less than 24 hours before the time appointed for the holding of the EGM.

98

江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Confirmation Slip for H Shares Shareholders in respect of 2005 First Extraordinary General Meeting to be held on 9th September, 2005

Pursuant to the Articles of Association, the Company Law of the People's Republic of China and the relevant regulations, all shareholders of Jiangsu Expressway Company Limited who wish to attend the general meeting to be held on 9th September, 2005 must complete the following confirmation slip:

Name	Shareholding	Number of H Shares
______________________	______________________	______________________

I.D. (Passport) No./
Company No. ______________________ Telephone No. ______________________

Address ____

____

____

Date: ______________ Signature of Shareholder: ______________________

Notes:

1. The date of registration of its shareholders is to fall on **9th August, 2005**, and those shareholders registered on this day are entitled to fill in this slip and attend the meeting.
2. Please fill in this slip in BLOCK CAPITALS. This slip may be photocopied for use.
3. Please produce copies of identity cards (or passports) or certificate of incorporation.
4. Please produce documentary copies that can prove your shareholding.
5. This slip may be returned to the Company by bearer, mail or facsimile before **29th August, 2005**.
6. (1) If it is returned by hand or by post, please send it to the following address:
   Secretariat Office of Board of Directors
   Jiangsu Expressway Company Limited
   27th Floor, Jiangsu Communications Building
   69 Shigu Road, Nanjing,
   People's Republic of China

   (2) *If it is returned by fax, please send it to the following facsimile number:* Fax: (86 25) 8446 6643 Attn: Secretariat Office of Board of Directors Jiangsu Expressway Company Limited.

Investor
Investment Service Centre
Listed Companies Information

JIANGSU EXPRESS<00177> - Results Announcement

Jiangsu Expressway Company Limited announced on 19/08/2005:
(stock code: 00177)
Year end date: 31/12/2005
Currency: RMB
Auditors' Report: N/A
Interim report reviewed by: Audit Committee

	Note	(Unaudited) Current Period from 01/01/2005 to 30/06/2005 ('000)	(Unaudited) Last Corresponding Period from 01/01/2004 to 30/06/2004 ('000) (Restated)
Turnover	:	954,864	1,813,796
Profit/(Loss) from Operations	:	504,915	1,064,710
Finance cost	:	(56,427)	(18,440)
Share of Profit/(Loss) of Associates	:	68,022	70,288
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	354,109	744,877
% Change over Last Period	:	-52.46 %	
EPS/(LPS)-Basic (in dollars)	:	0.07	0.15
-Diluted (in dollars)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	354,109	744,877
Interim Dividend per Share	:	NIL	NIL
(Specify if with other options)	:	N/A	N/A

B/C Dates for Interim Dividend	:	N/A
Payable Date	:	N/A
B/C Dates for (-) General Meeting	:	N/A
Other Distribution for Current Period	:	N/A
B/C Dates for Other Distribution	:	N/A

Remarks:

*In previous periods, leasehold land was included in property, plant and equipment and amortised to write off their cost, commencing from the date of commencement of commercial operation of the toll roads, based on the ratio of actual traffic volume compared to the total expected traffic volume of the toll roads as estimated by management or by reference to traffic projection reports prepared by independent traffic consultants. In the current period, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are

considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively.

The effects of the changes in the accounting policies described above on the results for the prior period are as follows:

	Six months ended 30.6.2004
Profit for the period-originally stated	750,908
Effect of amortisation of leasehold land on a straight-line basis	(9,002)
Decrease in deferred taxation relating to amortisation of leasehold land	2,971
Profit for the period-after restated	744,877

江蘇寧滬高速公路股份有限公司

JIANGSU EXPRESSWAY COMPANY LIMITED

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Summary of 2005 Interim Results

Information sets out in paragraphs 1.3, 2.2.3, 2.2.4, 3.4, 4, 5.1, 5.2, 5.8, 5.10 and 6.5 is made pursuant to rule 13.49(6) of the Hong Kong Listing Rules.

Other information is disclosed in this announcement pursuant to the requirements of the Shanghai Stock Exchange and paragraph 13.09 (2) of the Hong Kong Listing Rules.

1. IMPORTANT

1.1 The board of directors and the directors of Jiangsu Expressway Company Limited (the "Company") confirm that there are no false representations or misleading statements contained in or material omissions from this report, and jointly and severally accept responsibility for the truthfulness, accuracy and completeness of the content of this report.

This summary is extracted from the interim report, the full text of which is published on the website of the Shanghai Stock Exchange: www.sse.com.cn. Investors should read the full text of the interim report carefully for details.

1.2 Ms. Chang Yung Tsung and Mr. Fang Keng, Independent Directors, did not attend the board meeting but had authorised Mr. Shen Chang Quan, Chairman of the Board of Directors, to vote on their behalf.

1.3 The interim financial statements are the unaudited operating results prepared under PRC GAAP and HK GAAP and have been reviewed by the Company's audit committee.

1.4 Mr. Shen Chang Quan, Chairman of the Board of Directors, Mr. Xie Jia Quan, General Manager, and Madam Liu Wei, Financial Controller, guarantee the accuracy and completeness of the financial statements in the interim report.

2. BASIC INFORMATION OF THE LISTED COMPANY

2.1 Overview

Abbreviation of Stock Name	寧滬高速 (A Shares)	Jiangsu Expressway (H Shares)	JEXWW(ADR)
Stock Code	600377	0177	477373104
Stock Exchanges where the Company's shares are listed	Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited	United States

	Secretary to the Board of Directors	Representatives of the Securities Offices
Name	Yao Yong Jia	Jiang Tao and Lou Qing
Correspondence Address	Jiangsu Communications Buildings, 69 Shigu Road, Nanjing	
Telephone Number	8625-84469332	8625-84200999-4706, 4716
Fax Number	8625-84466643	
E-mail Address	nhgs@jsexpressway.com	

2.2 Major financial data and indices

2.2.1 *Major accounting data and financial indices (prepared in accordance with PRC GAAP)*

Unit: RMB'000

Item	**As at 30th June 2005**	**As at 31st December 2004**	**Change (%)**
Current assets	877,750	621,886	41.14
Current liabilities	3,946,747	2,481,289	59.06
Total assets	23,274,065	20,638,701	12.77
Shareholders' equity (excluding minority interests)	14,267,572	14,666,085	-2.72
Net asset per share (RMB)	2.83	2.91	-2.72
Adjusted net asset value per share (RMB)	2.83	2.91	-2.72
	Six months ended 30th June 2005	**Six months ended 30th June 2004**	**Change (%)**
Net profit	331,960	656,635	-49.45
Net profit after non-recurring profits/losses	340,450	778,610	-56.27
Net cash flow from operating activities	619,970	1,169,686	-47.00
Return on net assets % (fully diluted)	2.33	4.53	-48.57
Earnings per share (RMB)	0.066	0.130	-49.45

2.2.2 *Non-recurring profits/losses (prepared in accordance with PRC GAAP)*

☑ Applicable ☐ Not applicable

Unit: RMB'000

	Amount
Non-recurring profits/losses	
Income from disposal of investments	2,623
Income from short-term investments	237
Non-operating income and expenses, net	-6,586
Amortisation of equity investment differences	-5,998
Taxation	1,234
Total	-8,490

2.2.3 *Financial statements prepared in accordance with HK GAAP*

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE SIX MONTHS ENDED 30 JUNE 2005

		Six months ended	
		30.6.2005	**30.6.2004**
		RMB'000	*RMB'000*
	NOTES	*(Unaudited)*	*(Unaudited)*
			(Restated)
Turnover	1	954,864	1,813,796
Cost of sales and other direct operating costs		(390,031)	(581,663)
Gross profit		564,833	1,232,133
Other operating income		5,367	5,648
Administrative expenses		(65,285)	(173,071)
Profit from operations		504,915	1,064,710
Finance costs	2	(56,427)	(18,440)
Amortisation of goodwill of associates		—	(6,258)
Release of negative goodwill of associates		—	260
Share of results of associates		68,022	70,288
Profit before taxation	3	516,510	1,110,560
Taxation	4	(145,117)	(344,842)
Profit for the period		371,393	765,718
Attributable to:			
Equity holders of the parent		354,109	744,877
Minority interests		17,284	20,841
		371,393	765,718
Dividend	5	730,473	730,473
Earnings per share			
- Basic	6	RMB0.07	RMB0.15

CONDENSED CONSOLIDATED BALANCE SHEET
AS AT 30 JUNE 2005

	As at 30.6.2005 *RMB'000* *(Unaudited)*	As at 31.12.2004 *RMB'000* *(Audited)* *(Restated)*
Non-current assets		
Property, plant and equipment	15,548,204	13,802,729
Prepaid lease payments	1,316,602	1,348,953
Interests in associates	1,541,453	1,566,231
Investment in securities	—	2,000
Available for sale financial assets	3,000	—
Prepayment for acquisition of toll highway operating rights	2,500,000	1,750,000
Deferred tax assets	82,584	82,584
	20,991,843	18,552,497
Current assets		
Inventories	7,152	6,409
Prepayments and other receivables	168,123	77,695
Prepaid lease payments	63,646	63,646
Loan to an associate	—	15,000
Bank balances and cash	669,626	524,774
	908,547	687,524
Current liabilities		
Other payables	112,233	116,731
Construction costs payable	418,343	339,875
Taxation	95,152	58,158
Dividend payable	34,206	9,709
Long-term borrowings - due within one year	6,813	6,813
Short-term borrowings	3,280,000	1,950,000
	3,946,747	2,481,286
Net current liabilities	(3,038,200)	(1,793,762)
Total assets less current liabilities	17,953,643	16,758,735
Non-current liability		
Long-term borrowings - due after one year	4,643,936	3,077,864
	13,309,707	13,680,871
Capital and reserves		
Share capital	5,037,748	5,037,748
Reserves	7,856,150	8,229,659
Equity attributable to equity holders of the parent	12,893,898	13,267,407
Minority interests	415,809	413,464
Total equity	13,309,707	13,680,871

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. TURNOVER

	Six months ended 30.6.2005 RMB'000 (Unaudited)	Six months ended 30.6.2004 RMB'000 (Unaudited)
Turnover comprises:		
Toll revenue	918,773	1,678,321
Sales of petrol	63,738	152,317
Sales of food and beverages	18,790	57,662
Emergency assistance income	2,444	19,797
Advertising income	—	2,625
	1,003,745	1,910,722
Less: Business tax and other related taxes	(48,881)	(96,926)
	954,864	1,813,796

2. FINANCE COSTS

	Six months ended 30.6.2005 RMB'000 (Unaudited)	Six months ended 30.6.2004 RMB'000 (Unaudited)
Interest on bank and other borrowings wholly repayable:		
Within five years	167,808	52,232
Over five years	412	416
Total borrowing costs	168,220	52,648
Less: Amount capitalised	(111,793)	(34,208)
	56,427	18,440

3. PROFIT BEFORE TAXATION

	Six months ended 30.6.2005 RMB'000 (Unaudited)	Six months ended 30.6.2004 RMB'000 (Unaudited) (Restated)
Profit before taxation has been arrived at after charging:		
Staff costs including directors' remuneration	51,551	46,427
Retirement benefits scheme contributions	8,431	10,608
Total staff costs	59,982	57,035
Depreciation and amortisation of property, plant and equipment	221,341	250,775
Operating lease rental in respect of land use rights	32,352	32,352
Write-off of property, plant and equipment	4,996	114,508
Cost of inventories recognised as expenses	93,769	158,667
Share of tax of associates (included in share of results of associates)	27,665	23,674
and after crediting:		
Interest income from bank deposits	2,731	5,267

4. **TAXATION**

	Six months ended 30.6.2005 *RMB'000* *(Unaudited)*	30.6.2004 *RMB'000* *(Unaudited)* *(Restated)*
The charge comprises:		
PRC income tax	145,117	370,425
Deferred taxation	—	(25,583)
Taxation attributable to the Company and its subsidiaries	145,117	344,842

The Company and its subsidiaries are subject to PRC income tax rate of 33% (Six months ended 30 June 2004: 33%) pursuant to the relevant PRC income tax laws.

No provision for Hong Kong Profits Tax has been made as the income neither arises, nor is derived from, Hong Kong.

5. **DIVIDEND**

During the period, the final dividend for 2004 of RMB730,473,000 (Six months ended 30 June 2004: 2003 final dividend of RMB730,473,000) had been approved by the shareholders in general meeting.

No dividends were paid during the period. The directors do not recommend the payment of an interim dividend (Six months ended 30 June 2004: Nil).

6. **EARNINGS PER SHARE**

The calculation of the basic earnings per share is based on the unaudited Group's profit for the six months ended 30 June 2005 of RMB354,109,000 (Six months ended 30 June 2004: RMB 744,877,000) and 5,037,747,500 (Six months ended 30 June 2004: 5,037,747,500) ordinary shares in issue during the period.

No diluted earnings per share is presented as the Company has no potential ordinary shares outstanding for each of the six months ended 30 June 2005 and 30 June 2004.

7. **PRINCIPAL ACCOUNTING POLICIES**

The condensed financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair values, as appropriate.

The accounting policies used in the condensed financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2004 except as described below.

In the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that are effective for accounting periods beginning on or after 1 January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates have been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting periods are prepared and presented:

Business Combinations

In the current period, the Group has applied HKFRS 3 "Business Combinations" which is effective for business combinations for which the agreement date is on or after 1 January 2005. The principal effects of the application of HKFRS 3 to the Group are summarised below:

(a) ***Goodwill***

In previous periods, goodwill arising on acquisitions was capitalised and amortised over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3. With respect to goodwill previously capitalised on the balance sheet, the Group has discontinued amortising such goodwill from 1 January 2005 onwards and goodwill will be tested for impairment at least annually/in the financial year in which the acquisition takes place. Goodwill arising on acquisitions after 1 January 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current period. Comparative figures for 2004 have not been restated.

(b) ***Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")***

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in profit or loss in the period in which the acquisition takes place. In previous periods, negative goodwill arising on acquisitions was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the relevant transitional provisions in HKFRS 3, the Group has derecognised all negative goodwill at 1 January 2005, with a corresponding increase to retained earnings.

Leasehold land

In previous periods, leasehold land was included in property, plant and equipment and amortised to write off their cost, commencing from the date of commencement of commercial operation of the toll roads, based on the ratio of actual traffic volume compared to the total expected traffic volume of the toll roads as estimated by management or by reference to traffic projection reports prepared by independent traffic consultants. In the current period, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively (please see Note 8 for the financial impact).

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 "Financial Instruments: Recognition and Measurement" with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

By 31 December 2004, the Group classified and measured its equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice 24 ("SSAP 24"). Under SSAP 24, the Group's investments in equity securities are classified as "investment securities" and are carried at cost less impairment losses (if any). From 1 January 2005 onwards, the Group classifies its equity securities as "available-for-sale financial assets" in accordance with HKAS 39. Under HKAS 39, "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in equity except for those investments in equity securities that do not have a quoted market price in an active market which are carried at cost less impairment as their fair value cannot be reliably measured.

The Group has not early applied the new HKFRSs that have been issued by the HKICPA before 30 June 2005 but are not yet effective for the accounting periods on after 1 January 2005. The directors of the Company anticipate that the application of these new HKFRSs will have no material impact on the financial statements of the Group.

8 SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described above on the results for the current and prior period are as follows:

	Six months ended 30.6.2005 *RMB'000*	30.6.2004 *RMB'000*
Decrease in amortisation of goodwill	6,349	—
Decrease in release of negative goodwill	(260)	—
Effect of amortisation of leasehold land on a straight-line basis	(23,968)	(9,002)
Decrease in deferred taxation relating to amortisation of leasehold land	7,910	2,971
Decrease in profit for the period	(9,969)	(6,031)

The cumulative effects of the application of the new HKFRSs as at 31 December 2004 and 1 January 2005 are summarised below:

	As at 31.12.2004 (originally stated) *RMB'000*	Adjustment arising from HKAS 17 *RMB'000*	As at 31.12.2004 (restated) *RMB'000*	Adjustment arising from HKFRS 3 *RMB'000*	As at 1.1.2005 (restated) *RMB'000*
Balance sheet items					
Property, plant and equipment	15,332,322	(1,529,593)	13,802,729	—	13,802,729
Prepaid lease payments	—	1,412,599	1,412,599	—	1,412,599
Interests in associates	1,566,231	—	1,566,231	2,855	1,569,086
Deferred tax assets	43,976	38,608	82,584	—	82,584
Total effects on assets	16,942,529	(78,386)	16,864,143	2,855	16,866,998
Retained profits	1,652,048	(78,386)	1,573,662	2,855	1,576,517

The financial effects of the application of the new HKFRSs to the Group's equity as at 1 January 2004 are summarised below:

	As originally stated RMB'000	Adjustment RMB'000	As restated RMB'000
Retained earnings	1,544,544	(60,638)	1,483,906

2.2.4 *The effect on the financial statements arising from the differences between PRC GAAP and HK GAAP*

☑ Applicable ☐ Not applicable

Unit: RMB'000

Item	Net profit		Shareholders' equity	
	Six months ended 30th June 2005	Six months ended 30th June 2004 (Restated)	As at 30th June 2005	As at 31st December 2004 (Restated)
As reported under PRC GAAP	331,960	656,635	14,267,572	14,666,085
Adjustments made to conform with HK GAAP:				
Valuation, depreciation and amortisation of fixed assets	16,151	29,002	(1,465,111)	(1,481,262)
Deferred taxation	—	25,583	82,584	82,584
Amortisation of negative goodwill	(260)	—	2,595	—
Amortisation of goodwill	6,258	—	6,258	—
Capitalised interest	—	34,208	—	—
Others	—	(551)	—	—
As reported under HK GAAP	354,109	744,877	12,893,898	13,267,407

3 CHANGES IN SHARE CAPITAL AND PROFILES OF SHAREHOLDINGS

3.1 Statement of changes in share capital

☐ Applicable ☑ Not applicable

3.2 **Shareholding of top ten shareholders, top ten holders of listed shares**

Total number of shareholders at the end of the reporting period	As at 30th June 2005, there were a total of 30,068 shareholders whose names appeared on the share registers of the Company, of whom 29,146 were domestic shareholders and 922 were foreign shareholders.

Shareholding of the top ten shareholders

Name (in full) of shareholder	Change during the year	Number of shares held at the end of the year	Shareholding proportion in the entire capital (%)	Category of shares (listed or non-listed)	Number of shares pledged or subject to moratorium	Category of shareholders (domestic shareholders or foreign shareholders)
Jiangsu Communications Holding Company Ltd.	0	2,781,743,600	55.22	Non-listed	Unknown	State-owned shareholder
Huajian Transportation Economic Development Centre	0	597,471,000	11.86	Non-listed	Unknown	State-owned legal person shareholder
HSBC Investments (Hong Kong) Limited	36,104,000	114,332,000	2.27	Listed	Unknown	H shares
Sumitomo Mitsui Asset Management Limited	-458,000	97,302,000	1.93	Listed	Unknown	H shares
J.P. Morgan Chase & Co.	-17,334,000	90,814,500	1.80	Listed	Unknown	H shares
Huaxia Securities Co., Ltd.	0	21,160,000	0.42	Non-listed	Unknown	Social legal person shares
Galaxy Securities Co., Ltd.	-310,100	17,201,566	0.34	Listed	Unknown	A shares
Shenyin Wanguo Securities Co., Ltd.	0	14,450,000	0.29	Non-listed	Unknown	Social legal person shares
上海海基物業發展有限公司	0	14,150,000	0.28	Non-listed	Unknown	Social legal person shares
中國工商銀行 - 諾安平衡證券投資基金	0	12,271,191	0.24	Listed	Unknown	A shares

Top ten holders of listed shares

Name (in full) of shareholder	Number of shares held at the end of the year	Type (A, B, H shares or others)
HSBC Investments (Hong Kong) Limited	114,332,000	H shares
Sumitomo Life Insurance Company	97,302,000	H shares
J.P. Morgan Chase & Co.	90,814,500	H shares
Galaxy Securities Co., Ltd.	17,201,566	A shares
中國工商銀行 -諾安平衡證券投資基金	12,271,191	A shares
Winner Glory Development Ltd	12,000,000	H shares
中國工商銀行 - 東吳嘉禾優勢精選混合型開放式證券投資基金	10,820,072	A shares
中國銀行 -嘉實服務增值行業證券投資基金	8,169,497	A shares
中國銀行 -海富通收益增長證券投資基金	5,880,000	A shares
全國社保基金一零三組合	2,000,000	A shares
Description of any connected relationships or concerted party relationships among the above shareholders	The Company is not aware whether or not there are connected relationships between the top holders of listed shares and the top ten shareholders.	

3.3 **Changes in controlling shareholder or de facto controllers**

☐ Applicable ☑ Not applicable

3.4 **Purchase, Sale and Redemption of Listed Securities**

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's shares during the reporting period.

4. DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

4.1 **Changes in shareholding interests of directors, supervisors and senior management**

☐ Applicable ☑ Not applicable

During the reporting period, there was no record showing that any directors, supervisors, key senior management of the Company or any of their associates had any interest in the registered capital of the Company and its subsidiaries or associated companies that was required to be disclosed pursuant to the Securities and Futures Ordinance and the Model Code for Securities Transactions by Directors of Listed Companies.

4.2 **The Code on Corporate Governance Practice**

During the reporting period, the Company has reviewed its day-to-day governance practices in accordance with the provisions set out in the Code on Corporate Governance Practice under the Appendix 14 of the Listing Rules of The Stock Exchange of Hong Kong Limited. The Company is of the view that it has complied with the relevant rules and regulations to regulate its operations and has adhered to strict corporate governance. It has strived to fulfill the "recommended best practices" and there was no act in breach of, or not complying with, the code provisions.

5. MANAGEMENT DISCUSSION AND ANALYSIS

During the reporting period, the Group recorded an operating revenue of approximately RMB1,020,338,000, representing a decrease of approximately 46.26% over the corresponding period of the previous year. In accordance with the PRC GAAP, profit after taxation of the Group for the reporting period amounted to approximately RMB331,960,000 and earnings per share was approximately RMB0.066, representing a decrease of 49.45% over the corresponding period of the previous year. In accordance with HKGAAP, profit after taxation of the Group amounted to approximately RMB354,109,000 and earnings per share was approximately RMB0.070, representing a decrease of approximately 52.46% over the restated profit after taxation and the restated earnings per share of the corresponding period of the previous year.

Comparisons of average daily traffic volumes and toll revenues:

	Average daily toll revenue (vehicles/day)			Average daily traffic volume (RMB'000/day)		
Road / bridge project	Reporting period	For the corresponding period of the previous year	Change %	Reporting period	For the corresponding period of the previous year	Change %
Shanghai-Nanjing Expressway	20,882	35,088	-40.49	2,826.6	6,917.5	-59.14
Nanjing-Shanghai Class 2 Highway	40,048	35,069	14.20	742.6	612.3	21.28
Nanjing Section of Nanjing-Lianyungang Highway	11,963	10,887	9.88	215.8	181.3	19.03
Guangjing Expressway	32,866	28,451	15.52	630.3	582.1	8.28
Xicheng Expressway	24,343	25,561	-4.77	660.8	927.3	-28.74
Jiangyin Yangtze Bridge	33,946	30,437	11.53	2,032.8	1,875.8	8.40
Sujiahang Expressway	16,229	17,794	-8.80	1,499.7	1,696.2	-11.58

During the reporting period, due to the impact of the expansion project, the average daily traffic volume and average daily toll revenue on Shanghai-Nanjing Expressway dropped significantly as compared to the corresponding period of the previous year, but basically maintained at the same level as the average traffic level during a period in 2004 after truck traffic diversions had been implemented. After the southern 4-lane road of Shanghai-Nanjing Expressway was opened for traffic on 1st July, traffic conditions improved significantly and traffic volume started to re-climb gradually.

The fall in traffic volumes and toll revenues on Xicheng Expressway and Sujiahang Expressway in the first half of the year was mainly attributable to the diversion of trucks due to the Shanghai-Nanjing Expressway expansion project, but with the completion of construction works on the interchanges with Shanghai-Nanjing Expressway and with the improvement in the traffic conditions on Shanghai-Nanjing Expressway, traffic volumes on the two expressways will also be back to the rising trend.

Although the traffic volume on Nanjing-Shanghai Class 2 Highway continued to maintain a year-on-year growth during the reporting period, its rates of growth in traffic volume and income have dropped significantly compared to the second half of the previous year because of the dual influence caused by its own widening and renovation project and the traffic diversions to Yuan Jiang Expressway which had commenced operation.

The operations of the Nanjing Section of Nanjing-Lianyungang Highway, Guangjing Expressway and Jiangyin Yangtze Bridge remained stable and normal during the reporting period, with little impact from the Shanghai-Nanjing Expressway expansion project. They still maintained certain growth in traffic volume and income.

Progress of the expansion project:

During the reporting period, the Shanghai-Nanjing Expressway expansion project has completed an investment of RMB2,768 million. As at 30th June 2005, the project has completed a total investment of RMB7,142 million. The road surface connection works for the southern 4-lane road was entirely completed and was initially opened for traffic, while 100 km of the road surface connection works for the northern road was completed. The

renovation and expansion works of the service areas, traffic projects and auxiliary facilities have proceeded smoothly. The expansion project has been progressing smoothly because the project procedural arrangements were much systematic and efficient and construction works were well-organised. Starting from 1st July, there are more than 4 lanes opened for traffic along the whole expressway, thus traffic conditions will be greatly improved. It is expected that on 1st October, all 8 lanes along the whole 130-km section between Nanjing and the Henglin intersection (in Changzhou) will be opened for traffic and trucks will then be allowed to travel along that road section. According to the current construction progress, it is anticipated that the whole of the 8-lane main road of Shanghai-Nanjing Expressway will be opened for traffic by the end of 2005.

While the project was proceeding at an expedited pace, the Company has adopted a four-tier inspection system to maintain stringent quality control. With this, the quality of the construction was well under effective control by maintaining continuous inspection on the quality control system during the course of operation. Sampling tests of all the quality indices maintained a passing rate of 100%. Meanwhile, Company has widely adopted advanced technology in its construction works and has actively promoted the use of new materials to enhance the technical level of the project. At the same time, the Company has also fully utilised the reusable materials of the original route to minimise expansion costs.

The Nanjing-Shanghai Class 2 Highway expansion project moved forward in accordance with plan. It is expected that all the road sections will be completed and opened for traffic by the end of the year. During the reporting period, the Company paid RMB750 million to the Highway Bureau in accordance with the operating right transfer agreement. As at the end of the reporting period, cumulative capital payment amounted to RMB2.5 billion.

5.1 **Analysis of principal business operations by business type or product**

(Unit: RMB'000)

Item	**Operating revenue**	**Year-on-year change** *(%)*	**Operating costs**	**Year-on-year change** *(%)*	**Gross margin** *(%)*	**Year-on-year change** *(%)*
Jiangsu Section of Shanghai-Nanjing Expressway	511,609	-59.36%	146,984	-36.93%	71.27%	-12.54%
Jiangsu Section of Nanjing-Shanghai Class 2 Highway	134,420	20.62%	70,074	22.97%	47.87%	-2.05%
Nanjing Section of Nanjing-Lianyungang Highway	39,055	18.37%	16,739	12.36%	57.14%	4.18%
Guangjing Xicheng Expressway	233,689	-14.99%	48,602	-4.02%	79.20%	-2.91%
Ancillary services	84,972	-60.47%	91,541	-55.62%	-7.73%	—
Other operations	16,593	210.27%	18,880	227.95%	-13.78%	—
Total	1,020,338	-46.26%	392,820	-30.79%	61.50%	-12.27%

Explanations on the changes in revenues from operations compared to the corresponding period of the previous year:

The construction works on Shanghai-Nanjing Expressway led directly to a decrease in operating revenue and gross margin of this asset during the reporting period. The service areas along the expressway were basically closed and normal operating activities were suspended during the process of renovation and expansion, which resulted in a sharp decline of revenues from the ancillary services.

Revenues from other operations included those from outdoor advertising and road and bridge maintenance. During the reporting period, the growth in such revenues was mainly attributable to the increase in revenues from road and bridge maintenance generated by the Company's subsidiary Jiangsu Sundian Engineering Co., Ltd ("Jiangsu Sundian").

Explanations on the changes in operating costs compared to the corresponding period of the previous year:

The decrease in operating costs for the toll road operation of the Jiangsu Section of Shanghai-Nanjing Expressway was mainly due to a year-on-year drop in traffic volume in the first half of the year which accordingly led to a decrease in road asset depreciation. At the same time, road repair and maintenance costs during the expansion period also decreased and the operating costs of service areas along the expressway were sharply reduced due to renovation / expansion.

The increase in other operating costs was due to increased operating costs at Jiangsu Sundian as a result of the expanded scope of the company's road repair and maintenance business.

5.2 **Principal business operations by geographical area**

Unit: RMB'000

Region	**Revenues from core business**	**Year-on-year change in revenues from core business (%)**
Toll roads in Jiangsu Province	1,003,745	-46.98

5.3 **Other operations which have material effect on net profits**

☐ Applicable ☑ Not applicable

5.4 **Results of investee companies (applicable to any gain in investment of more than 10% of the Group's net profit)**

Unit: RMB'000

Name of Investee Company	Contribution to gain in investment for the period	% to the net profit of the listed company	Investee Company	
			Scope of Business	Net Profit
Jiangsu Yangtze Bridge Co., Ltd	44,096	13.26%	principally engaged in operation and management of Jiangyin Yangtze Bridge	181,407

5.5 **Reasons for material changes in principal business operations and their composition**

☐ Applicable ☑ Not applicable

5.6 **Reasons for material changes in profitability (gross margin) of principal business operations compared to the previous year**

☐ Applicable ☑ Not applicable

5.7 **Analysis of reasons for material changes in the composition of profits compared to the previous year**

☐ Applicable ☑ Not applicable

5.8 **Major operating results and financial analysis (prepared in accordance with HK GAAP)**

1. *Operating results*

Item	Six months ended 30th June		Change
	2005 *(RMB'000)*	2004 *(RMB'000)* *(Restated)*	(%)
Turnover	954,864	1,813,796	-47.36%
Other operating income	5,367	5,648	-4.98%
Profit from operations	504,915	1,064,710	-52.58%
Share of results of associates	68,022	70,288	-3.22%
Finance costs	56,427	18,440	206.00%
Amortisation of goodwill	—	6,258	-100.00%
Taxation	145,117	344,842	-57.92%
Minority interests	17,284	20,841	-17.07%
Net profit	354,109	744,877	-52.46%
Reserves	7,856,150	8,229,659	-4.54%
Earnings per share (RMB)	0.070	0.148	-52.46%

Major reasons for the changes were:

- Since the core asset of the Group, the Jiangsu Section of Shanghai-Nanjing Expressway, was in the process of expansion, the operating results of the principal operations during the reporting period recorded a sharp decline compared to the corresponding period of the previous year.

- The year-on-year increase in finance costs was due to the fact that the Company raised short-term capital during the reporting period to pay for the acquisition of the operating right for Nanjing-Shanghai Class 2 Highway.

- The decrease in minority interests was mainly due to the distribution of dividends by Jiangsu Guangjing Xicheng Expressway Company Limited ("Guangjing Xicheng"), a subsidiary of the Company during the reporting period.

- During the reporting period, the difference in amortisation of goodwill as compared to the previous year was due to the change of HK GAAP's accounting treatments in respect of goodwill.

2. **Capital structure**

Item	**As at 30th June 2005**		**As at 31st December 2004**	
	RMB'000	%	*RMB'000 (Restated)*	%
Current liabilities	3,946,747	18.02	2,481,286	12.90
Long-term liabilities	4,643,936	21.20	3,077,864	16.00
Liabilities at fixed interest rates	7,930,749	36.21	5,034,677	26.17
Liabilities at floating interest rates	—	—	—	—
Interest-free liabilities	659,934	3.01	524,473	2.73
Shareholders equity	12,893,898	58.88	13,267,407	68.96
Minority interests	415,809	1.90	413,464	2.14
Total assets	21,900,390	100.00	19,240,021	100.00
Gearing ratio	—	36.21	—	26.17

Major reasons for the changes were:

- The increase in current liabilities was mainly due to short-term loans from the bank, required both for raising funds to acquire the operating right of Nanjing-Shanghai Class 2 Highway and for satisfying the need of cash flows for day-to-day operations.

- The increase in long-term liabilities was mainly due to medium-term and long-term loans from the bank, required for raising funds to finance the Shanghai-Nanjing Expressway expansion project.

- The increase in total assets was mainly attributable to the increase in construction-in-progress (of the Shanghai-Nanjing Expressway expansion project) and the increase in other long-term assets (i.e. acquisition of the operating right of Nanjing-Shanghai Class 2 Highway).

- The change in shareholders equity was mainly attributable to the two reasons listed below: firstly, the distribution of dividends for 2004; secondly, the original remuneration method used to calculate the amortisation of land use rights was replaced by the straight line method applied for amortisation due to the change of HK GAAP, and the amortisation amount of the previous year has been adjusted retrospectively.

3. **Capital expenditure**

During the first half of 2005, the Group has implemented its plan on capital expenditure of approximately RMB2,582,748,000, with details as follows:

Capital expenditure item	*RMB'000*
Expansion of Shanghai-Nanjing Expressway	1,747,033
Prepayment for the extended operating right of Nanjing-Shanghai Class 2 Highway	750,000
Others	85,715
Total	2,582,748

Principal sources of funding: the capital expenditure of the Company was mainly financed by internal resources and commercial loans, among which the cash flow generated from the operating activities of the Company in the first half of 2005 amounted to RMB1,005,675,000. There was an increase of commercial loans aggregating RMB2,900,000 in the first half of the year. Although the gearing ratio has increased, it was maintained at a reasonable level. As such, the management believes that the Group has no risks on cash and liabilities management.

4. **Taxation policies**

The Company has paid its enterprise income tax in full in accordance with the statutory tax rate of 33%. Cumulative income tax expenses for the first half of 2005 amounted to RMB145,117,000.

In accordance with the "Notice regarding policies for business tax on toll income earned by highway operating enterprises" (關於公路經營企業車輛通行費收入營業稅政策的通知), the business tax rate applicable to the Group in respect of toll income generated from the Group's expressways was reduced from 5% to 3% starting from 1st June 2005.

5. **Entrusted deposits**

During the reporting period, the Company did not have any entrusted deposits placed with any financial institutions within the PRC. The Company did not experience any difficulties in receiving repayments upon the maturity of time deposits.

6. **Loan on assignment**

In December 2004, the Company obtained a loan of RMB200,000,000 from Guangjing Xicheng, its subsidiary, by way of loan on assignment, for a term from 27th December 2004 to 26th December 2005 and at an annual interest rate of 5.022%.

7. **Foreign exchange risks**

The Company did not have any significant foreign exchange exposures. In 1998, the Group was granted a loan facility of approximately US$9,800,000 by the Spanish government. As at 30th June 2005, the balance of such loan was equivalent to RMB50,750,000. The Company has not adopted any hedging arrangement in respect of foreign exchange.

8. **Contingent liabilities**

As at 30th June 2005, the Company did not have any contingent liabilities.

5.9 Application of the use of proceeds

5.9.1 *Application of the use of proceeds*

☐ Applicable ☑ Not applicable

5.9.2 *Change in projects*

☐ Applicable ☑ Not applicable

5.10 Business development plan for the second half of the year

In the second half of 2005, the Shanghai-Nanjing Expressway expansion project will enter the "sprint" phase. The Company will tighten its grip on the road surface connection works for the remaining northern section, the renovation and expansion of the service areas, and the construction of bridges, traffic projects and auxiliary facilities along the road, so as to ensure that the entire expressway (as expanded) will be completed as soon as possible. While accelerating the pace of construction works, the Company will also strictly control the quality of construction and the scale of investment.

Since the opening of the southern 4-lane road on 1st July, traffic conditions have improved significantly and traffic volume has been gradually re-climbing. However, traffic organisation and road safety will still be a challenge. Accordingly, the Company will focus on ensuring safety and orderly traffic in the operation and management of roads, and improve the setting of temporary traffic signposts, with a view to minimising the disturbance of construction works on the roads in the second half of the year.

In the aspects of capital and financial management, the Company will continue to carry out effective controls on costs and expenses by regulating its financial activities. Currently, the Company is actively preparing for the issuance of short-term commercial papers amounting to RMB4 billion. Aimed to be placed successfully within the 12-month period after approval from the People's Bank of China, the commercial papers will help the Company expand its financing channel, thereby improving the Company's liabilities structure and reducing its financing costs.

In order to better prepare itself for the soft opening for through-traffic on the 8-lane expressway by the end of this year, the Company will focus on researching on the management of 8-lane expressways in respect of traffic, maintenance, toll collection and safety in the second half of the year. The Company will explore new operation and management models to enhance service quality and improve management standards in a comprehensive manner, ensuring safety and smooth traffic on the large-volume 8-lane expressway, and advancing the Company to a new stage of development.

5.11 Warning and reasons for a possible loss or material change in accumulated net profit for the period from the beginning of the year to the end of the next reporting period when compared to the corresponding period of the previous year

☐ Applicable ☑ Not applicable

5.12 Management's explanation on the "disclaimer of opinion" in the auditors' report for the period

☐ Applicable ☑ Not applicable

5.13 Management's explanation on the changes on, and the handling of, the matters related to the "disclaimer of opinion" in the auditors' report for the previous year

☐ Applicable ☑ Not applicable

6 SIGNIFICANT MATTERS

6.1 Acquisition, disposal and restructuring of assets

6.1.1 *Acquisition or addition of assets*

☐ Applicable ☑ Not applicable

6.1.2 *Selling or disposal of assets*

☐ Applicable ☑ Not applicable

6.1.3 Upon publication of the report of restructuring of assets or announcement of acquisition, progress of the matter and impact on the operating results and financial conditions during the period

☐ Applicable ☑ Not applicable

6.2 Guarantee

☐ Applicable ☑ Not applicable

6.3 **Connected debts and liabilities**

☑ Applicable ☐ Not applicable

Connected party	Capital provided to connected party		Capital provided by connected party to listed company	
	Amount	*Remaining amount*	*Amount*	*Remaining amount*
Jiangsu Guangjing Xicheng Expressway Co., Ltd.	0	0	200,000	200,000

6.4 **Material litigation and arbitration**

☐ Applicable ☑ Not applicable

6.5 **Other significant matters, its impacts and solutions**

☑ Applicable ☐ Not applicable

During the year, the Shanghai-Nanjing Expressway expansion project commenced the road surface connection works in full swing and embarked on the renovation and expansion of service areas, as well as the construction of traffic projects and auxiliary facilities. As all major projects will be basically completed within the year, work load has been intense, thus exerting greater pressure on the traffic organisation, operation and management. At the same time, the operating results during the reporting period were substantially affected by the continued forbiddance of trucks from passing through Shanghai-Nanjing Expressway, and by traffic controls in certain road sections under construction in the first half of the year.

The impact of the expansion project on the operation of the Company will be largely reflected in the results of this year. Following successive openings of various road sections after construction in the second half of the year, and with certain road sections allowing truck traffic, the operating results of the Company will gradually re-climb. Upon the completion of the Shanghai-Nanjing Expressway expansion project and a full opening of the entire expressway in 2006, the problems currently confronted by the Company will be resolved.

7. FINANCIAL REPORTS

7.1 The interim financial statements have not been audited but have been reviewed by the Company's audit committee.

7.2 **Disclosure on the comparison between the consolidated profit and loss statement and the profit and loss statement of the Parent Company (prepared under PRC GAAP)**

Unit: RMB

	Consolidated		The Company	
	Six months ended 30th June 2005	Six months ended 30th June 2004	Six months ended 30th June 2005	Six months ended 30th June 2004
1. Income from principal businesses	1,003,745,020	1,893,286,704	749,921,384	1,579,883,387
Less: Cost of principal business	373,940,273	561,850,086	306,600,118	479,656,449
Taxes and surcharges of principal businesses	48,880,772	93,146,796	36,684,751	77,890,285
2. Profit from principal businesses	580,923,975	1,238,289,822	406,636,515	1,022,336,653
Plus: Profit from other businesses	(2,287,168)	(409,016)	—	—
Less: Operating expenses	—	—	—	—
Management expenses	87,254,647	87,897,374	77,642,139	84,892,133
Financial expenses	53,695,289	47,381,248	59,470,837	48,788,361
3. Operating profit	437,686,871	1,102,602,184	269,523,539	888,656,159
Plus: Gain in investment	62,461,411	64,290,008	157,014,680	183,078,702
Subsidy income	—	—	—	—
Non-operating income	4,485,590	4,751,368	3,119,025	4,743,127
Less: Non-operating expenses	10,272,050	124,138,178	8,833,033	122,294,902
4. Total profit	494,361,822	1,047,505,382	420,824,211	954,183,086
Less: Income tax	145,117,021	370,425,010	88,232,804	301,273,044
Minority interests	17,284,465	20,995,616	—	—
Plus: Unrecognised investment losses	—	550,206	—	—
5. Net profit	331,960,336	656,634,962	332,591,407	652,910,042
Plus: Unappropriated profit at the beginning of the year	484,125,200	490,912,703	582,403,438	530,163,522
Other transfers	—	—	—	—
6. Distributable profits	816,085,536	1,147,547,665	914,994,845	1,183,073,564
Less: Appropriation of statutory surplus reserve fund	—	—	—	—
Appropriation of statutory public welfare fund	—	—	—	—

Unit: RMB

	Consolidated		The Company	
	Six months ended 30th June 2005	Six months ended 30th June 2004	Six months ended 30th June 2005	Six months ended 30th June 2004
7. Profits attributable to shareholders	816,085,536	1,147,547,665	914,994,845	1,183,073,564
Less: Appropriated dividend to priority shares	—	—	—	—
Transfer to surplus reserve	—	—	—	—
Appropriated dividend to ordinary shares	—	—	—	—
Ordinary share dividend transferred to capital	—	—	—	—
8. Unappropriated profits	816,085,536	1,147,547,665	914,994,845	1,183,073,564

By Order of the Board
Shen Chang Quan
Chairman

Nanjing, the PRC, 19th August 2005

As at the date of this announcement, Directors of the Company included: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Xie Jia Quan, Zhang Wen Sheng, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Keng*, Fan Cong Lai* and Yang Xiong Sheng**

* *Independent Non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.

江蘇寧滬高速公路股份有限公司

Jiangsu Expressway Company Limited

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Announcement of the 13th Session of the 4th Board of Directors Meeting

This announcement is made pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Notice is hereby given that the 13th session of the 4th board of directors meeting (the "Meeting") of Jiangsu Expressway Company Limited (the "Company") was held on Friday, 19th August 2005 at 9:30am at the Company's conference room, 238 Maqun Street, Nanjing. There should be 11 directors present and 11 directors were present. Ms. Chang Yung Tsung and Mr. Feng Keng, Independent Directors, did not attend the Meeting due to business engagement and had authorised Mr. Shen Chang Quan to vote on their behalf. Members of the Supervisory Committee and senior management attended the Meeting. The Meeting was presided by the Chairman Mr. Shen Chang Quan. The procedures for convening the Meeting were in compliance with the relevant provisions of the Company Law and the Company's articles of association. The following were considered and approved at the Meeting:

The Directors reviewed and discussed the reports submitted; and approved the following unanimously:

1. the 2005 interim report and its summary were approved;

2. the transfer of the Company's 35.71% equity interests in China Transportation HEAD New technology (Shanghai) Co., Ltd was approved; and

3. Ms. Liu Wei was appointed as the Company's Financial Controller for a term of three years.

By Order of the Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 19th August 2005

As at the date of this announcement, Directors of the Company included: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Xie Jia Quan, Zhang Wen Sheng, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Keng*, Fan Cong Lai* and Yang Xiong Sheng**

* *Independent Non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.

102

江蘇寧滬高速公路股份有限公司
Jiangsu Expressway Company Limited

(Incorporated in the People's Republic of China with limited liability as a joint-stock limited company)

(Stock Code: 177)

Announcement

Opening for Truck Traffic on the Section between Nanjing and the Henglin Intersection in Changzhou of Shanghai-Nanjing Expressway

This announcement is made pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

This announcement is made pursuant to the listing rules of the Shanghai Stock Exchange.

The 8 lanes along the whole 130-km section between Nanjing and the Henglin intersection in Changzhou of Shanghai-Nanjing Expressway will be opened for traffic on 1st October 2005. At that time, trucks will be allowed to travel along that road section. The Company expects that it will benefit from the toll income derived from the section's opening for truck traffic.

By Order of the Board
Yao Yong Jia
Secretary to the Board

Nanjing, the PRC, 19th August 2005

As at the date of this announcement, Directors of the Company included: Shen Chang Quan, Sun Hong Ning, Chen Xiang Hui, Xie Jia Quan, Zhang Wen Sheng, Fan Yu Shu, Cui Xiao Long, Chang Yung Tsung, Fang Keng*, Fan Cong Lai* and Yang Xiong Sheng**

** Independent Non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post.

Contents

Important

Important: The Board of Directors of Jiangsu Expressway Company Limited (the "Company") and the Directors confirm that there are no false representations or misleading statements contained in or material omissions from this report. The Directors severally and jointly accept responsibility for the truthfulness, accuracy and completeness of the content of this report.

Ms. Chang Yung Tsung and Mr. Fang Keng, Independent Non-executive Directors, did not attend the board meeting but had authorised Mr. Shen Chang Quan, Chairman of the Board of Directors, to vote on their behalf.

Mr. Shen Chang Quan, Chairman of the Board of Directors, Mr. Xie Jia Quan, General Manager, and Madam Liu Wei, Financial Controller, guarantee the accuracy and completeness of the financial statements in this interim report.

The financial statements in this interim report are the unaudited operating results prepared in accordance with HK GAAP and have been reviewed by the Audit Committee of the Company.

1. Corporate Information

Statutory Names of the Company in Chinese and English:	江蘇寧滬高速公路股份有限公司 Jiangsu Expressway Company Limited
Abbreviations of Chinese Name and English Name:	寧滬高速 Jiangsu Expressway
Stock Exchanges where the Company's Shares are Listed:	A Share — Shanghai Stock Exchange Stock Name of A Shares: 寧滬高速 Stock Code of A Shares: 600377
	H Share — The Stock Exchange of Hong Kong Limited Stock Name of H Shares: Jiangsu Expressway Stock Code of H Shares: 0177
	ADR — the United States of America Stock Name of ADR: JEXWW Security United Code: 477373104
Legal Representative of the Company:	Shen Chang Quan
Secretary to the Board of Directors:	Yao Yong Jia
Telephone:	8625-8446 9332
Company Secretary in Hong Kong:	Lee Wai Fun, Betty
Telephone:	852-2801 8008
Securities Officers:	Jiang Tao, Lou Qing
Telephone:	8625-8420 0999-4706, 4716
Fax:	8625-8446 6643
E-mail Address:	nhgs@jsexpressway.com
Registered Office and Place of Business:	Jiangsu Communications Building 69 Shigu Road, Nanjing Jiangsu, the PRC
Postcode:	210004
Website of the Company:	http://www.jsexpressway.com
E-mail Address of the Company:	nhgs@public1.ptt.js.cn
Newpapers Designated for Regular Announcements:	Shanghai Securities News, China Securities News, South China Morning Post, Hong Kong Economic Times
Website Designated for Information Disclosure:	www.sse.com.cn www.hkex.com.hk



Regular Reports Available at:

Shanghai Stock Exchange
528 Pudong Road South, Shanghai

Hong Kong Registrars Limited
17/F., Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

The Headquarters
Jiangsu Communications Building
69 Shigu Road, Nanjing, Jiangsu, the PRC

Deloitte.
德勤

INDEPENDENT REVIEW REPORT

TO THE BOARD OF DIRECTORS OF JIANGSU EXPRESSWAY COMPANY LIMITED
(incorporated in the People's Republic of China with limited liability)

Introduction

We have been instructed by the directors of Jiangsu Expressway Company Limited (the "Company") to review the interim financial report set out on pages 5 to 16.

Respective responsibilities of directors and auditors

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2005.

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
19 August 2005

CONDENSED CONSOLIDATED INCOME STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2005

	NOTES	Six months ended 30.6.2005 RMB'000 (Unaudited)	Six months ended 30.6.2004 RMB'000 (Unaudited) (Restated)
Turnover	4	954,864	1,813,796
Cost of sales and other direct operating costs		(390,031)	(581,663)
Gross profit		564,833	1,232,133
Other operating income		5,367	5,648
Administrative expenses		(65,285)	(173,071)
Profit from operations		504,915	1,064,710
Finance costs	6	(56,427)	(18,440)
Amortisation of goodwill of associates		—	(6,258)
Release of negative goodwill of associates		—	260
Share of results of associates		68,022	70,288
Profit before taxation	7	516,510	1,110,560
Taxation	8	(145,117)	(344,842)
Profit for the period		371,393	765,718
Attributable to:			
Equity holders of the parent		354,109	744,877
Minority interests		17,284	20,841
		371,393	765,718
Dividend	9	730,473	730,473
Earnings per share			
- Basic	10	RMB 0.07	RMB 0.15

CONDENSED CONSOLIDATED BALANCE SHEET
AT 30 JUNE 2005

	NOTES	30.6.2005 RMB'000 (Unaudited)	31.12.2004 RMB'000 (Audited) (Restated)
Non-current assets			
Property, plant and equipment	11	15,548,204	13,802,729
Prepaid lease payments		1,316,602	1,348,953
Interests in associates		1,541,453	1,566,231
Investment in securities		—	2,000
Available for sale financial assets		3,000	—
Prepayment for acquisition of toll highway operating rights		2,500,000	1,750,000
Deferred tax assets	16	82,584	82,584
		20,991,843	18,552,497
Current assets			
Inventories		7,152	6,409
Prepayments and other receivables	12	168,123	77,695
Prepaid lease payments		63,646	63,646
Loan to an associate		—	15,000
Bank balances and cash		669,626	524,774
		908,547	687,524
Current liabilities			
Other payables		112,233	116,731
Construction costs payable		418,343	339,875
Taxation		95,152	58,158
Dividend payable		34,206	9,709
Long-term borrowings - due within one year	13	6,813	6,813
Short-term borrowings	14	3,280,000	1,950,000
		3,946,747	2,481,286
Net current liabilities		(3,038,200)	(1,793,762)
Total assets less current liabilities		17,953,643	16,758,735
Non-current liability			
Long-term borrowings - due after one year	13	4,643,936	3,077,864
		13,309,707	13,680,871
Capital and reserves			
Share capital	15	5,037,748	5,037,748
Reserves		7,856,150	8,229,659
Equity attributable to equity holders of the parent		12,893,898	13,267,407
Minority interests		415,809	413,464
Total equity		13,309,707	13,680,871

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE SIX MONTHS ENDED 30 JUNE 2005

	Attributable to equity holders of the parent							
	Share capital RMB'000	Share premium RMB'000	Statutory surplus reserve RMB'000	Statutory public welfare fund RMB'000	Retained profits RMB'000	Total RMB'000	Minority interests RMB'000	Total RMB'000
At 1 January 2004 as originally stated	5,037,748	5,730,454	510,920	255,461	1,544,544	13,079,127	400,250	13,479,377
Effects of changes in accounting policies (Note 3)	—	—	—	—	(60,638)	(60,638)	—	(60,638)
As restated	5,037,748	5,730,454	510,920	255,461	1,483,906	13,018,489	400,250	13,418,739
Profit for the period (restated)	—	—	—	—	744,877	744,877	20,841	765,718
Dividend	—	—	—	—	(730,473)	(730,473)	—	(730,473)
Dividend paid to minority shareholders	—	—	—	—	—	—	(9,044)	(9,044)
At 30 June 2004	5,037,748	5,730,454	510,920	255,461	1,498,310	13,032,893	412,047	13,444,940
At 1 January 2005 as originally stated	5,037,748	5,730,454	617,028	308,515	1,652,048	13,345,793	413,464	13,759,257
Effects of changes in accounting policies (Note 3)	—	—	—	—	(75,531)	(75,531)	—	(75,531)
As restated	5,037,748	5,730,454	617,028	308,515	1,576,517	13,270,262	413,464	13,683,726
Profit for the period	—	—	—	—	354,109	354,109	17,284	371,393
Dividend	—	—	—	—	(730,473)	(730,473)	—	(730,473)
Dividend paid to minority shareholders	—	—	—	—	—	—	(14,939)	(14,939)
At 30 June 2005	5,037,748	5,730,454	617,028	308,515	1,200,153	12,893,898	415,809	13,309,707

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2005

	Six months ended 30.06.2005 RMB'000 (Unaudited)	Six months ended 30.06.2004 RMB'000 (Unaudited)
Net cash generated from operating activities	575,144	1,151,246
Net cash used in investing activities		
Purchase of property, plant and equipment	(1,896,987)	(1,363,757)
Deposits paid for acquisition of toll highway operating rights	(750,000)	(1,000,000)
Other investing cash flows	97,964	(14,159)
	(2,549,023)	(2,377,916)
Net cash generated from financing activities		
Dividends paid	(705,976)	—
New borrowings raised	4,650,000	2,150,000
Repayment of borrowings	(1,753,928)	(803,407)
Other financing cash flows	(71,365)	(7,265)
	2,118,731	1,339,328
Net increase in cash and cash equivalents	144,852	112,658
Cash and cash equivalents at beginning of the period	524,774	1,537,029
Cash and cash equivalents at end of the period	669,626	1,649,687
Cash and cash equivalents at end of the period, represented by bank balances and cash	669,626	1,649,687

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 30 JUNE 2005

(1) BASIS OF PREPARATION

The condensed consolidated financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with Hong Kong Accounting Standard 34 ("HKAS 34") "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

(2) PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared on the historical cost basis except for certain financial instruments which are measured at fair values, as appropriate.

The accounting policies used in the condensed financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2004 except as described below.

In the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that are effective for accounting periods beginning on or after 1 January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates have been changed. The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting periods are prepared and presented:

Business Combinations

In the current period, the Group has applied HKFRS 3 "Business Combinations" which is effective for business combinations for which the agreement date is on or after 1 January 2005. The principal effects of the application of HKFRS 3 to the Group are summarised below:

(a) Goodwill

In previous periods, goodwill arising on acquisitions was capitalised and amortised over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3. With respect to goodwill previously capitalised on the balance sheet, the Group has discontinued amortising such goodwill from 1 January 2005 onwards and goodwill will be tested for impairment at least annually/ in the financial year in which the acquisition takes place. Goodwill arising on acquisitions after 1 January 2005 is measured at cost less accumulated impairment losses (if any) after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current period. Comparative figures for 2004 have not been restated.

(b) Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition ("discount on acquisition") is recognised immediately in profit or loss in the period in which the acquisition takes place. In previous periods, negative goodwill arising on acquisitions was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the relevant transitional provisions in HKFRS 3, the Group has derecognised all negative goodwill at 1 January 2005, with a corresponding increase to retained earnings.

Leasehold land

In previous periods, leasehold land was included in property, plant and equipment and amortised to write off their cost, commencing from the date of commencement of commercial operation of the toll roads, based on the ratio of actual traffic volume compared to the total expected traffic volume of the toll roads as estimated by management or by reference to traffic projection reports prepared by independent traffic consultants. In the current period, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively (please see Note 3 for the financial impact).

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 "Financial Instruments: Recognition and Measurement" with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

By 31 December 2004, the Group classified and measured its equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Practice 24 ("SSAP 24"). Under SSAP 24, the Group's investments in equity securities are classified as "investment securities" and are carried at cost less impairment losses (if any). From 1 January 2005 onwards, the Group classifies its equity securities as "available-for-sale financial assets" in accordance with HKAS 39. Under HKAS 39, "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in equity except for those investments in equity securities that do not have a quoted market price in an active market which are carried at cost less impairment as their fair value cannot be reliably measured.

The Group has not early applied the new HKFRSs that have been issued by the HKICPA before 30 June 2005 but are not yet effective for the accounting periods on or after 1 January 2005. The directors of the Company anticipate that the application of these new HKFRSs will have no material impact on the financial statements of the Group.

(3) SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described in note 2 above on the results for the current and prior period are as follows:

	Six months ended 30.6.2005 RMB'000	Six months ended 30.6.2004 RMB'000
Decrease in amortisation of goodwill	6,349	—
Decrease in release of negative goodwill	(260)	—
Effect of amortisation of leasehold land on a straight-line basis	(23,968)	(9,002)
Decrease in deferred taxation relating to amortisation of leasehold land	7,910	2,971
Decrease in profit for the period	(9,969)	(6,031)

The cumulative effects of the application of the new HKFRSs as at 31 December 2004 and 1 January 2005 are summarised below:

	31.12.2004 (originally stated) RMB'000	Adjustment arising from HKAS 17 RMB'000	31.12.2004 (restated) RMB'000	Adjustment arising from HKFRS 3 RMB'000	1.1.2005 (restated) RMB'000
Balance sheet items					
Property, plant and equipment	15,332,322	(1,529,593)	13,802,729	—	13,802,729
Prepaid lease payments	—	1,412,599	1,412,599	—	1,412,599
Interests in associates	1,566,231	—	1,566,231	2,855	1,569,086
Deferred tax assets	43,976	38,608	82,584	—	82,584
Total effects on assets	16,942,529	(78,386)	16,864,143	2,855	16,866,998
Retained profits	1,652,048	(78,386)	1,573,662	2,855	1,576,517

The financial effects of the application of the new HKFRSs to the Group's equity at 1 January 2004 are summarised below:

	As originally stated RMB'000	Adjustment RMB'000	As restated RMB'000
Retained earnings	1,544,544	(60,638)	1,483,906

(4) TURNOVER

	Six months ended 30.6.2005 RMB'000 (Unaudited)	Six months ended 30.6.2004 RMB'000 (Unaudited)
Turnover comprises:		
Toll revenue	918,773	1,678,321
Sales of petrol	63,738	152,317
Sales of food and beverages	18,790	57,662
Emergency assistance income	2,444	19,797
Advertising income	—	2,625
	1,003,745	1,910,722
Less: Business tax and other related taxes	(48,881)	(96,926)
	954,864	1,813,796

(5) SEGMENT INFORMATION

All the Group's operations are located and carried out in the People's Republic of China (the "PRC"), and the principal activities of the Group are the operations and management of toll roads. Accordingly, no segment information by business and geographical segment is presented.

(6) FINANCE COSTS

	Six months ended 30.6.2005 RMB'000 (Unaudited)	Six months ended 30.6.2004 RMB'000 (Unaudited)
Interest on bank and other borrowings wholly repayable:		
Within five years	167,808	52,232
Over five years	412	416
Total borrowing costs	168,220	52,648
Less: Amount capitalised	(111,793)	(34,208)
	56,427	18,440

(7) PROFIT BEFORE TAXATION

	Six months ended 30.6.2005 RMB'000 (Unaudited)	30.6.2004 RMB'000 (Unaudited) (Restated)
Profit before taxation has been arrived at after charging:		
Staff costs including directors' remuneration	51,551	46,427
Retirement benefits scheme contributions	8,431	10,608
Total staff costs	59,982	57,035
Depreciation and amortisation of property, plant and equipment	221,341	250,775
Operating lease rental in respect of land use rights	32,351	32,351
Write-off of property, plant and equipment	4,996	114,508
Cost of inventories recognised as expenses	93,769	158,667
Share of tax of associates (included in share of results of associates)	27,665	23,674
and after crediting:		
Interest income from bank deposits	2,731	5,267

(8) TAXATION

	Six months ended 30.6.2005 RMB'000 (Unaudited)	30.6.2004 RMB'000 (Unaudited) (Restated)
The charge comprises:		
PRC income tax	145,117	370,425
Deferred taxation (see Note 16)	—	(25,583)
Taxation attributable to the Company and its subsidiaries	145,117	344,842

The Company and its subsidiaries are subject to PRC income tax rate of 33% (Six months ended 30 June 2004: 33%) pursuant to the relevant PRC income tax laws.

No provision for Hong Kong Profits Tax has been made as the income neither arises, nor is derived from, Hong Kong.

(9) DIVIDEND

During the period, the final dividend for 2004 of RMB730,473,000 (Six months ended 30 June 2004: 2003 final dividend of RMB730,473,000) had been approved by the shareholders in general meeting.

No dividends were paid during the period. The directors do not recommend the payment of an interim dividend (Six months ended 30 June 2004: Nil).

(10) EARNINGS PER SHARE

The calculation of the basic earnings per share is based on the unaudited Group's profit for the six months ended 30 June 2005 of RMB354,109,000 (Six months ended 30 June 2004: RMB744,877,000) and 5,037,747,500 (Six months ended 30 June 2004: 5,037,747,500) ordinary shares in issue during the period.

No diluted earnings per share is presented as the Company has no potential ordinary shares outstanding for each of the six months ended 30 June 2005 and 30 June 2004.

(11) PROPERTY, PLANT AND EQUIPMENT

	Toll roads and structures RMB'000	Land use rights RMB'000	Buildings RMB'000	Safety equipment RMB'000	Communication and signalling equipment RMB'000	Toll stations and ancillary equipment RMB'000	Motor vehicles RMB'000	Other machinery and equipment RMB'000	Construction in progress RMB'000	Total RMB'000
COST										
At 1 January 2005										
- as originally stated	9,542,080	1,747,268	481,213	335,581	131,553	222,028	141,170	207,137	4,747,019	17,555,049
Prior period adjustment	–	(1,747,268)	–	–	–	–	–	–	–	(1,747,268)
As restated	9,542,080	–	481,213	335,581	131,553	222,028	141,170	207,137	4,747,019	15,807,781
Additions	–	–	102	1,231	48	303	28,626	576	1,944,569	1,975,455
Transfers	–	–	–	–	–	–	1,977	28,123	(30,100)	–
Write-off/disposals	–	–	(6,980)	–	(3)	(1,670)	(2,309)	(2,199)	–	(13,161)
At 30 June 2005	9,542,080	–	474,335	336,812	131,598	220,661	169,464	233,637	6,661,488	17,770,075
DEPRECIATION AND AMORTISATION										
At 1 January 2005										
- as originally stated	1,332,065	217,675	115,956	235,155	57,535	92,199	55,875	116,267	–	2,222,727
Prior period adjustment	–	(217,675)	–	–	–	–	–	–	–	(217,675)
As restated	1,332,065	–	115,956	235,155	57,535	92,199	55,875	116,267	–	2,005,052
Provided for the period	151,516	–	7,589	14,666	7,217	13,183	12,113	15,057	–	221,341
Eliminated on write-off/ disposals	–	–	(1,391)	–	–	–	(1,837)	(1,294)	–	(4,522)
At 30 June 2005	1,483,581	–	122,154	249,821	64,752	105,382	66,151	130,030	–	2,221,871
NET BOOK VALUES										
At 30 June 2005	8,058,499	–	352,181	86,991	66,846	115,279	103,313	103,607	6,661,488	15,548,204
At 31 December 2004	8,210,015	1,529,593	365,257	100,426	74,018	129,829	85,295	90,870	4,747,019	13,802,729

All the Group's buildings and toll roads are situated in the PRC and held under medium-term land use rights.

Included in construction in progress is net interest capitalised of RMB141,985,000 (31 December 2004: RMB30,192,000).

(12) PREPAYMENTS AND OTHER RECEIVABLES

	30.6.2005 RMB'000 (Unaudited)	30.6.2004 RMB'000 (Audited)
Prepayment for materials and equipment	57,569	20,717
Receivable from liquidation of a former joint venture	20,812	20,812
Others	102,762	49,170
	181,143	90,699
Less: Allowance for doubtful debts	(13,020)	(13,004)
	168,123	77,695

(13) LONG-TERM BORROWINGS

	Interest rate	30.6.2005 RMB'000 (Unaudited)	31.12.2004 RMB'000 (Audited)
Unsecured bank loans with maturities 2009-2016	5.18% per annum	4,600,000	3,030,000
USD denominated Spain government loans with maturities 2007 - 2026 (Note)	1% per annum	41,013	41,013
USD denominated buyer's credit loans with maturities 2001 - 2006 (Note)	6.77% per annum	9,736	13,664
		4,650,749	3,084,677

The maturity of the above loans is as follows:

	30.6.2005 RMB'000 (Unaudited)	30.6.2004 RMB'000 (Audited)
Within one year	6,813	6,813
More than one year but not exceeding two years	2,924	206,850
More than two years but not exceeding five years	1,600,000	706,152
More than five years	3,041,012	2,164,862
	4,650,749	3,084,677
Less: Amount due within one year included in current liabilities	(6,813)	(6,813)
Amount due after one year	4,643,936	3,077,864

Note: These long-term borrowings were guaranteed by the ultimate holding company, Jiangsu Communications Holding Company Limited 江蘇交通控股有限公司, a state owned enterprise incorporated in the PRC.

(14) SHORT-TERM BORROWINGS

	30.6.2005 RMB'000 (Unaudited)	31.12.2004 RMB'000 (Audited)
Unsecured	3,280,000	1,950,000

The borrowings are unsecured and repayable within one year with interest charged at the prevailing market rates based on the rates quoted by the People's Bank of China.

(15) SHARE CAPITAL

There was no movement in the Company's capital during the reporting period.

(16) DEFERRED TAXATION

The following are the deferred taxation (assets) liabilities recognised and movements thereon during the current and prior period:

	Write-off of property, plant and equipment RMB'000	Allowance for doubtful debts RMB'000	Accelerated tax depreciation RMB'000	Total RMB'000
At 1 January 2004 - as originally stated	—	(359)	29,866	29,507
Prior period adjustment	—	—	(29,866)	(29,866)
At restated	—	(359)	—	(359)
Credit to income statement	(78,044)	(4,181)	—	(82,225)
At 31 December 2004 and 30 June 2005	(78,044)	(4,540)	—	(82,584)

(17) OTHER COMMITMENTS

At 30 June 2005, the Group and the Company is committed to pay Ninglian Ningtong Management Office, an independent third party, a service charge at a fixed rate of 17% of the total toll revenue collected on Nanjing-Lianyungang Class 1 Highway-Nanjing Section per annum for a term of 30 years from 1 January 2000.

(18) CAPITAL COMMITMENTS

	30.6.2005 RMB'000 (Unaudited)	31.12.2004 RMB'000 (Audited)
Commitments for the acquisition of toll highway operating rights and property, plant and equipment in respect of the toll roads expansion project contracted for but not provided in the financial statements	2,708,399	3,534,217

(1) Changes in Share Capital

During the reporting period, there has been no change in the total number of shares or in the capital structure of the Company.

(2) Number of Shareholders at the End of the Period

As at 30th June 2005, there were a total of 30,068 shareholders registered on the registers of members of the Company, among whom 29,146 were domestic shareholders and 922 were foreign shareholders.

(3) Shareholding of Major Shareholders

1. As at 30th June 2005, shareholdings of the top ten shareholders of the Company were as follows:

Rank	Name of shareholder	Number of shares held at the end of the period (shares)	Change during the period (+/-)	Shareholding proportion in the total share capital (%)	Category of the shares held
1	Jiangsu Communications Holding Company Ltd.	2,781,743,600	0	55.22	State-owned Shares
2	Huajian Transportation Economic Development Centre	597,471,000	0	11.86	State-owned Legal Person Shares
3	HSBC Investments (Hong Kong) Limited	114,332,000	36,104,000	2.27	H Shares
4	Sumitomo Mitsui Asset Management Limited	97,302,000	-458,000	1.93	H Shares
5	J.P. Morgan Chase & Co.	90,814,500	-17,334,000	1.80	H Shares
6	Huaxia Securities Co., Ltd.	21,160,000	0	0.42	Social Legal Person Shares
7	Galaxy Securities Co., Ltd.	17,201,566	-310,100	0.34	A Shares
8	Shenyin Wanguo Securities Stock Company Limited	14,450,000	0	0.29	Social Legal Person Shares
9	Shanghai Haiji Property Development Company Limited (上海海基物業發展有限公司)	14,150,000	0	0.28	Social Legal Person Shares
10	Industrial and Commercial Bank of China - Nuoan Balanced Securities Investment Fund (中國工商銀行－諾安平衡證券投資基金)	12,271,191	0	0.24	A Shares

(1) The Company is not aware whether the top ten shareholders are connected to each other or acting in concert.

(2) During the reporting period, the Company has not been notified of any pledge or moratorium or custody of shares held by legal person shareholders holding more than 5 percent of the shares.

(3) During the reporting period, there were no connected persons, strategic investors or general legal persons who have become one of the top ten shareholders of the Company as a result of the placing of new shares.

(4) The numbers of shares held by H-Share holders were extracted from the register required to be maintained under the Securities and Futures Ordinance of Hong Kong (Cap 571 of the Laws of Hong Kong) (the "Securities and Futures Ordinance").

2. As at 30th June 2005, shareholdings of the top ten holders of listed shares were as follows:

Rank	Name of shareholder	Number of shares held at the end of the period (shares)	Category of the shares
1	HSBC Investments (Hong Kong) Limited	114,332,000	H Shares
2	Sumitomo Life Insurance Company	97,302,000	H Shares
3	J.P. Morgan Chase & Co.	90,814,500	H Shares
4	Galaxy Securities Co., Ltd.	17,201,566	A Shares
5	Industrial and Commercial Bank of China - Nuoan Balanced Securities Investment Fund (中國工商銀行－諾安平衡證券投資基金)	12,271,191	A Shares
6	Winner Glory Development Ltd	12,000,000	H Shares
7	Industrial and Commercial Bank of China - Dongwu Jiahe Performance Selected Portfolio Open-ended Securities Investment Fund (中國工商銀行－東吳嘉禾優勢精選混合型開放式證券投資基金)	10,820,072	A Shares
8	Bank of China - Jiashi Value-added Servicing Industry Securities Investment Fund (中國銀行－嘉實服務增值行業證券投資基金)	8,169,497	A Shares
9	Bank of China -Haifutong Income Growth Securities Investment Fund (中國銀行－海富通收益增長證券投資基金)	5,880,000	A Shares
10	State Social Security Fund Portfolio 103 (全國社保基金 103 組合)	2,000,000	A Shares

(1) The Company is not aware if the top ten shareholders of listed shares of the Company are connected to each other or acting in concert.

(2) The Company is not aware whether or not there are connected relationships between the top ten holders of listed shares and the top ten shareholders.

(3) The numbers of shares held by H-Share holders were extracted from the register required to be maintained under the Securities and Futures Ordinance.

3. **As at 30th June 2005, as far as the Company is aware, the following individuals or companies held 5% or more of the interests and short positions in the shares or underlying shares of the Company as recorded in the register required to be maintained under the Securities and Futures Ordinance:**

Name	Capacity	Direct Interests	Number of H Shares	Percentage of H Shares (total shares)
HSBC Investments (Hong Kong) Limited	Investment Manager	Yes	114,332,000	9.36 (2.27)
Sumitomo Life Insurance Company (Note 1)	Interests in controlled corporation	No	97,302,000	7.96 (1.93)
J.P. Morgan Chase & Co. (Note 2)	Interests in controlled corporation	No	90,814,500	7.43 (1.80)

Note 1: Sumitomo Life Insurance Company was the controlling shareholder of Sumitomo Mitsui Asset Management Company, Limited which was deemed to hold interest in the shares in the capacity of an investment manager.

Note 2: The 90,814,500 H Shares in which J.P. Morgan Chase & Co. was deemed to hold interest included:

(1) 75,674,900 H Shares (reported as lending pool) in which J.P. Morgan Chase Bank NA (a 100% subsidiary of J.P. Morgan Chase & Co.) was deemed to hold interest in the capacity of a custodian corporation/approved lending agent;

(2) 7,277,600 H Shares in which a 100% subsidiary of J.P. Morgan Chase & Co. was deemed to hold interest because of its controlling interests in a corporation, while such corporation was reported as the beneficial owner of the H Shares concerned; and

(3) 7,862,000 H Shares in which a 100% subsidiary was deemed to hold interest because of its controlling interests in a corporation while such corporation was regarded as having disclosure obligations as an investment manager.

Save as disclosed above, as far as the Company is aware, as at 30th June 2005, there was no other person who was required to make disclosure under the Securities and Futures Ordinance.

(4) Change in Controlling Shareholders

During the reporting period, there has been no change in the controlling shareholder.

(5) Purchase, Sale and Redemption of Listed Securities

There was no purchase, sale or redemption of the Company's shares by the Company or any of its subsidiaries during the reporting period.

(6) Pre-emption rights

In accordance with the laws of the People's Republic of China and the Company's Articles of Association, no pre-emption rights were granted by the Company.

(7) Public Float

As at 30th June 2005, the Company complied with the 25% public float requirement under The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules").

(1) Shareholding of Directors, Supervisors and Senior Management

During the reporting period, there was no record showing that any directors, supervisors, key senior management of the Company or any of their associates had any interest in the registered capitals of the Company and its subsidiaries or associated companies that was required to be disclosed pursuant to the Securities and Futures Ordinance and the Model Code for Securities Transactions by Directors of Listed Companies of the Hong Kong Listing Rules.

The Company and its subsidiaries or associated companies have not entered into any arrangements to enable the directors, supervisors, senior management of the Company or any of their associates to acquire benefits by means of acquisition of shares in or debentures of the Company and its subsidiaries or associated companies.

(2) Appointments and Resignations of Directors, Supervisors and Senior Management

Mr. Hong Yin Xing, Independent Non-executive Director of the Company, resigned from his position due to his appointment as a State civil servant, effective from the date of the 2004 Annual General Meeting. The Company has appointed Mr. Fan Cong Lai as Independent Non-executive Director for a term from the date of the 2004 Annual General Meeting until the date of the Annual General Meeting to be held in 2007.

In June 2005, Mr. Li Da Peng, Deputy General Manager of the Company, resigned from his management position due to job change.

The Company would like to thank Mr. Hong and Mr. Li for their outstanding contribution to the Company during their respective terms of office.

(3) Information on the Staff of the Company

As at 30 June 2005, the Company had 2,716 staff. During the first half of 2005, a total of RMB36,054,000 was paid by the Company as salaries. The Company did not have any incentive scheme such as bonus or share options during the reporting period.

During the reporting period, the Company continued to advance reforms on its personnel management system. The former management offices at Nanjing and Zhenjiang were merged and reorganised into the Ningzhen office, with the organisation and staff deployment becoming more systematic. All management positions of newly established offices will be recruited at the corporate level and on a competitive basis, which will create opportunities for high-calibre staff and will further improve the general qualities of our front-line management staff.

During the reporting period, the Company further strengthened staff training, focusing on the promotion of the Company's core corporate culture so as to induce the staff to perform in their positions and to observe the code of conduct of their profession.

(1) Business Review

In the first half of 2005, the Company continued to seek new advancements by vigorously implementing the expansion project, organising the traffic operation in a prudent manner and strengthening internal controls, so as to establish a strong foundation for achieving the operation and management objectives in the year.

1. Progress of the Expansion Project

During the reporting period, the Shanghai-Nanjing Expressway expansion project has completed an investment of RMB2,768 million. As at 30th June 2005, the project has completed a total investment of RMB7,142 million. The road surface connection works for the southern 4-lane road was entirely completed and was initially opened for traffic, while 100 km of the road surface connection works for the northern road was completed. The renovation and expansion works of the service areas, traffic projects and auxiliary facilities have proceeded smoothly. The expansion project has been progressing smoothly because the project procedural arrangements were much systematic and efficient and construction works were well-organised. Starting from 1st July, there are more than 4 lanes opened for traffic along the whole expressway, thus traffic conditions are greatly improving. It is expected that on 1st October, all 8 lanes along the whole 130-km section between Nanjing and the Henglin intersection (in Changzhou) will be opened for traffic and trucks will then be allowed to travel along that road section. According to the current construction progress, it is anticipated that the whole of the 8-lane main road of Shanghai-Nanjing Expressway will be opened for traffic by the end of 2005.

While the project was proceeding at an expeditious pace, the Company has adopted a four-tier inspection system to maintain stringent quality control. With this, the quality of the construction was well under effective control by maintaining continuous inspection on the quality control system during the course of operation. Sampling tests of all the quality indices maintained a passing rate of 100%. Meanwhile, the Company has widely adopted advanced technology in its construction works and has actively promoted the use of new materials to enhance the technical level of the project. At the same time, the Company has also fully utilised the reusable materials of the original route to minimise expansion costs.

The Nanjing-Shanghai Class 2 Highway expansion project moved forward in accordance with the working plan. It is expected that all the road sections will be completed and opened for traffic by the end of the year. During the reporting period, the Company paid RMB750 million to the Highway Bureau in accordance with the operating right transfer agreement. As at the end of the reporting period, the cumulative capital payment amounted to RMB2.5 billion.

2. Organisation of Traffic Operation

During the first half of the year, construction works was carried out consecutively on various sections of Shanghai-Nanjing Expressway on an extensive scale, and there were frequent closings / openings scheduling of road sections. This has increased the difficulty in organising traffic and construction works. The Company has conducted on-site management and established systematic construction procedures and a traffic organisation plan. While using its best endeavours to improve communication and coordination during the implementation of the traffic organisation plan as well as redesigning safety signposts along the roads, the Company also conducted remedial measures in a timely manner to cope with emerging problems, increased on-site supervision, and strengthened on-site protection and services. As such, the traffic conditions of different road sections under construction were kept in an orderly and organised manner, safety and smooth traffic were basically maintained, and the disturbance of construction works on the road sections was minimised.

3. **Internal Controls of the Company**

During the first half of this year, the Company made advancements in strengthening internal controls, thereby further optimising the basic management. Further upgrading on the international standardised system of quality, health and safety has been completed, thereby stabilising the operational flow, enhancing the self-development capabilities of the Company's management system, and further integrating the daily management and operation of the Company.

At the same time, the Company has been dedicated to enhancing its profitability by putting increasing income and reducing costs as the paramount duties of the corporate management and operation. In that regard, the Company minimised the time of closure for areas or stations under construction so as to reduce toll income loss. It also strengthened the control of operating costs, and implemented a comprehensive budget management which served as a control and review system to supervise the whole process of project implementation. As a result of the above efforts, costs and expenses were controlled within the predetermined limits.

(2) Analysis of Business Operations

1. Overview

During the reporting period, the Group recorded an operating revenue of approximately RMB1,020,338,000, representing a decrease of approximately 46.26% over the corresponding period of the previous year. In accordance with the PRC GAAP, profit after taxation of the Group for the reporting period amounted to approximately RMB331,960,000 and earnings per share was approximately RMB0.066, representing a decrease of 49.45% over the corresponding period of the previous year. In accordance with HK GAAP, profit after taxation of the Group amounted to approximately RMB354,109,000 and earnings per share was approximately RMB0.070, representing a decrease of approximately 52.46% on the restated profit after taxation and the restated earnings per share over the corresponding period of the previous year. For details of the re-statement of the accounts of the corresponding period, please refer to note 3 of Section II of this report.

The operating results for various business segments were as follows:

Item	Operating revenue (RMB'000)	Change over the corresponding period last year (%)	Operating cost (RMB'000)	Change over the corresponding period last year (%)	Gross margin ratio (%)	Change over the corresponding period last year (%)
Jiangsu Section of Shanghai-Nanjing Expressway	511,609	-59.36	146,984	-36.93	71.27	-12.54
Jiangsu Section of Nanjing-Shanghai Class 2 Highway	134,420	20.62	70,074	22.97	47.87	-2.05
Nanjing Section of Nanjing-Lianyungang Highway	39,055	18.37	16,739	12.36	57.14	4.18
Guangjing Xicheng Expressways	233,689	-14.99	48,602	-4.02	79.20	-2.91
Ancillary services	84,972	-60.47	91,541	-55.62	-7.73	—
Other operations	16,593	210.27	18,880	227.97	-13.78	—
Total	1,020,338	-46.26	392,820	-30.79	61.50	-12.27

Explanations on the changes in revenues from operations compared to the corresponding period of the previous year:

The construction works on Shanghai-Nanjing Expressway led directly to a decrease in operating revenue and gross margin of this asset during the reporting period. The service areas along the expressway were basically closed and normal operating activities were suspended during the process of renovation and expansion, which resulted in a sharp decline of revenues from the ancillary services.

Revenues from other operations included those from outdoor advertising and road and bridge maintenance. During the reporting period, the growth in such revenues was mainly attributable to the increase in revenues from road and bridge maintenance generated by the Company's subsidiary Jiangsu Sundian Engineering Co., Ltd ("Jiangsu Sundian").

Explanations on the changes in operating costs compared to the corresponding period of the previous year:

The decrease in operating costs for the toll road operation of the Jiangsu Section of Shanghai-Nanjing Expressway was mainly due to a year-on-year drop in traffic volume in the first half of the year which accordingly led to a decrease in road asset depreciation. At the same time, road repair and maintenance costs during the expansion period also decreased and the operating costs of service areas along the expressway were sharply reduced due to renovation / expansion.

The increase in other operating costs was due to increased operating costs of the Company's subsidiary Jiangsu Sundian as a result of the expanded scope of the company's road repair and maintenance business.

2. Operations of Toll Roads and Bridges

Comparisons of average daily traffic volumes and toll revenues:

Road/bridge project	Average daily traffic volume (vehicles/day) Reporting period	For the corresponding period of the previous year	Change %	Average daily toll revenue (RMB'000/day) Reporting period	For the corresponding period of the previous year	Change %
Shanghai-Nanjing Expressway	20,882	35,088	-40.49	2,826.6	6,917.5	-59.14
Nanjing-Shanghai Class 2 Highway	40,048	35,069	14.20	742.6	612.3	21.28
Nanjing Section of Nanjing-Lianyungang Highway	11,963	10,887	9.88	215.8	181.3	19.03
Guangjing Expressway	32,866	28,451	15.52	630.3	582.1	8.28
Xicheng Expressway	24,343	25,561	-4.77	660.8	927.3	-28.74
Jiangyin Yangtze Bridge	33,946	30,437	11.53	2,032.8	1,875.8	8.40
Sujiahang Expressway	16,229	17,794	-8.80	1,499.7	1,696.2	-11.58

During the reporting period, due to the impact of the expansion project, the average daily traffic volume and the average daily toll revenue on Shanghai-Nanjing Expressway dropped significantly as compared to the corresponding period of the previous year, but basically maintained at the same level as the average traffic level during a period in 2004 after truck traffic diversions had been implemented. After the southern 4-lane road of Shanghai-Nanjing Expressway was opened for traffic on 1st July, traffic conditions improved significantly and traffic volume started to re-climb gradually.

The fall in traffic volumes and toll revenues on Xicheng Expressway and Sujiahang Expressway in the first half of the year was mainly attributable to the diversion of trucks due to the Shanghai-Nanjing Expressway expansion project, but with the completion of construction works on the interchanges with Shanghai-Nanjing Expressway and with the improvement in the traffic conditions on Shanghai-Nanjing Expressway, traffic volumes on the two expressways will also be back to the rising trend.

Although the traffic volume on Nanjing-Shanghai Class 2 Highway continued to maintain a year-on-year growth during the reporting period, its rates of growth in traffic volume and income have dropped significantly compared to the second half of the previous year because of the dual influence caused by its own widening and renovation project and the traffic diversions to Yuan Jiang Expressway which had commenced operation.

The operations of the Nanjing Section of Nanjing-Lianyungang Highway, Guangjing Expressway and Jiangyin Yangtze Bridge remained stable and normal during the reporting period, with little impact from the Shanghai-Nanjing Expressway expansion project. They still maintained certain growth in traffic volume and income.

3. Subsidiaries and Associated Companies

The Company's share of investment income from subsidiaries and associated companies during the first half of 2005 amounted to RMB157,015,000 in aggregate, accounting for 47.21% of the Company's net profit.

Among this, Jiangsu Guangjing Xicheng Expressway Company Limited ("Guangjing Xicheng") achieved a net profit of RMB114,515,000 during the reporting period, thereby contributing an investment income of RMB97,338,000 which represented approximately 29.27% of the Company's net profit. Guangjing Xicheng is a 85%-owned subsidiary of the Company, mainly engaged in the management, operation maintenance and toll collection of Guangjing Expressway and Xicheng Expressway.

Jiangsu Yangtze Bridge Co., Ltd. ("Jiangsu Yangtze Bridge") achieved a net profit of RMB181,407,000 during the reporting period, thereby contributing an investment income of RMB44,096,000 which represented approximately 13.26% of the Company's net profit. Jiangsu Yangtze Bridge, a 26.66%-owned associated company of the Company, is mainly engaged in the management and operation of Jiangyin Yangtze Bridge.

(3) Major Operating Results and Financial Analysis

1. Operating Results

Item	Six months ended 30th June 2005 (RMB'000)	2004 (RMB'000) (Restated)	Change (%)
Turnover	954,864	1,813,796	-47.36
Other operating income	5,367	5,648	-4.98
Profit from operations	504,915	1,064,710	-52.58
Shares of results of associates	68,022	70,288	-3.22
Finance cost	56,427	18,440	206.00
Amortisation of goodwill	—	6,258	-100.00
Taxation	145,117	344,842	-57.92
Minority interests	17,284	20,841	-17.07
Net profit	354,109	744,877	-52.46
Reserves	7,856,150	8,229,659	-4.54
Earnings per share (RMB)	0.070	0.148	-52.46

Major reasons for the changes were:

- Since the core asset of the Group, the Jiangsu Section of Shanghai-Nanjing Expressway, was in the process of expansion, the operating results of the principal operations during the reporting period recorded a sharp decline compared to the corresponding period of the previous year.
- The year-on-year increase in finance costs was due to the fact that the Company raised short-term capital during the reporting period to pay for the acquisition of the operating right for Nanjing-Shanghai Class 2 Highway.
- The decrease in minority interests was mainly due to the distribution of dividends by Guangjing Xicheng, a subsidiary of the Company, during the reporting period.
- During the reporting period, the difference in amortisation of goodwill as compared to the previous year was due to the change of HK GAAP's accounting treatments in respect of goodwill.

2. Capital Structure

Item	30th June 2005 RMB'000	%	31st December 2004 RMB'000 (Restated)	%
Current liabilities	3,946,747	18.02	2,481,286	12.90
Long-term liabilities	4,643,936	21.20	3,077,864	16.00
Liabilities at fixed interest rates	7,930,749	36.21	5,034,677	26.17
Liabilities at floating interest rates	—	—	—	—
Interest-free liabilities	659,934	3.01	524,473	2.73
Shareholders equity	12,893,898	58.88	13,267,407	68.96
Minority interests	415,809	1.90	413,464	2.14
Total assets	21,900,390	100.00	19,240,021	100.00
Gearing ratio	—	36.21	—	26.17

Major reasons for the changes were:

- The increase in current liabilities was mainly due to short-term loans from banks, required both for raising funds to acquire the operating right of Nanjing-Shanghai Class 2 Highway and for satisfying the need of cash flows for day-to-day operations.
- The increase in long-term liabilities was mainly due to medium-term and long-term loans from banks, required for raising funds to finance the Shanghai-Nanjing Expressway expansion project.
- The increase in total assets was mainly attributable to the increase in construction-in-progress (of the Shanghai-Nanjing Expressway expansion project) and the increase in other long-term assets (i.e. acquisition of the operating right of Nanjing-Shanghai Class 2 Highway).
- The change in shareholders equity was mainly attributable to the two reasons listed below: firstly, the distribution of dividends for 2004; secondly, the original remuneration method used to calculate the amortisation of land use rights was replaced by the straight line method applied for amortisation due to the change of HK GAAP, and the amortisation amount of the previous year has been adjusted retrospectively.

3. Capital Expenditure

During the first half of 2005, the Group has implemented its plan on capital expenditure of approximately RMB2,582,748,000, with details as follows:

Capital expenditure item	RMB'000
Expansion of Shanghai-Nanjing Expressway	1,747,033
Prepayment for the extended operating right of Nanjing-Shanghai Class 2 Highway	750,000
Others	85,715
Total	2,582,748

Principal sources of funding: The capital expenditure of the Company was mainly financed by internal resources and commercial loans, among which the cash flow generated from the operating activities of the Company in the first half of 2005 amounted to RMB1,005,675,000. There was an increase of commercial loans aggregating RMB2,900,000,000 in the first half of the year. Although the gearing ratio has increased, it was maintained at a reasonable level. As such, the management believes that the Group has no risks on cash and liabilities management.

4. Taxation Policies

The Company has paid its enterprise income tax in full in accordance with the statutory tax rate of 33%. Cumulative income tax expenses for the first half of 2005 amounted to RMB145,117,000.

In accordance with the "Notice regarding policies for business tax on toll income earned by highway operating enterprises" (關於公路經營企業車輛通行費收入營業稅政策的通知), the business tax rate applicable to the Group in respect of toll income generated from the Group's expressways was reduced from 5% to 3% starting from 1st June 2005.

5. **Entrusted Deposits**

During the reporting period, the Company did not have any entrusted deposits placed with any financial institutions within the PRC. The Company did not experience any difficulties in receiving repayments upon the maturity of time deposits.

6. **Loan on Assignment**

In December 2004, the Company obtained a loan of RMB200,000,000 from Guangjing Xicheng, its subsidiary, by way of loan on assignment, for a term from 27th December 2004 to 26th December 2005 and at an annual interest rate of 5.022%.

7. **Foreign Exchange Risks**

The Company did not have any significant foreign exchange exposures. In 1998, the Group was granted a loan facility of approximately US$9,800,000 by the Spanish government. As at 30th June 2005, the balance of such loan was equivalent to RMB50,750,000. The Company has not adopted any hedging arrangement in respect of foreign exchange.

8. **Contingent Liabilities**

As at 30th June 2005, the Company did not have any contingent liabilities.

(4) Problems and Difficulties in Operations

During the year, the Shanghai-Nanjing Expressway expansion project commenced the road surface connection works in full swing and embarked on the renovation and expansion of service areas, as well as the construction of traffic projects and auxiliary facilities. As all major projects will be basically completed within the year, work load has been intensive, thus exerting greater pressure on the traffic organisation, operation and management. At the same time, the operating results during the reporting period were substantially affected by the continued forbiddance of trucks from passing through Shanghai-Nanjing Expressway, and by traffic controls in certain road sections under construction in the first half of the year.

The impact of the expansion project on the operation of the Company will be largely reflected in the results of this year. Following successive openings of various road sections after construction in the second half of the year, and with certain road sections allowing truck traffic, the operating results of the Company will gradually re-climb. Upon the completion of the Shanghai-Nanjing Expressway expansion project and a full opening of the entire expressway in early 2006, the problems currently confronted by the Company will be resolved accordingly.

(5) Business Development Plan for the Second Half of the Year

In the second half of 2005, the Shanghai-Nanjing Expressway expansion project will enter the "sprint" phase. The Company will tighten its grip on the road surface connection works for the remaining northern section, the renovation and expansion of the service areas, and the construction of bridges, traffic projects and auxiliary facilities along the road, so as to ensure that the entire expressway (as expanded) will be completed as soon as possible. While accelerating the pace of construction works, the Company will also strictly control the quality of construction and the scale of investment.

Since the opening of the southern 4-lane road on 1st July, traffic conditions have improved significantly and traffic volume has been gradually re-climbing. However, traffic organisation and road safety will still be a challenge. Accordingly, the Company will focus on ensuring safety and orderly traffic in the operation and management of roads, and improve the setting of temporary traffic signposts, with a view to minimising the disturbance of construction works on the roads in the second half of the year.

In the aspects of capital and financial management, the Company will continue to carry out effective controls on costs and expenses by strengthening its financial management. Currently, the Company is actively preparing for the issuance of short-term commercial papers amounting to RMB4 billion. Aimed to be placed successfully within the 12-month period after approval from the People's Bank of China, the commercial papers will help the Company expand its financing channel, thereby improving the Company's liabilities structure and reducing its financing costs.

In order to better prepare itself for the soft opening for through-traffic on the 8-lane expressway by the end of this year, the Company will focus on researching on the management of 8-lane expressways in respect of traffic, maintenance, toll collection and safety in the second half of the year. The Company will explore new operational management models to enhance its service quality and improve its management standards in a comprehensive manner, ensuring safety and smooth traffic on the large-volume 8-lane expressway, and advancing the Company to a new stage of development.

(1) Corporate Governance

During the reporting period, the Company evaluated the operations and management of the Company in accordance with the requirements on corporate governance and regulations of operations issued by the China Securities Regulatory Commission (the "CSRC") and the provisions in the listing rules of the Shanghai Stock Exchange and the Hong Kong Stock Exchange, with an aim to enhance corporate governance standards.

1. Amendments to the Articles of Association

In accordance with the requirements of the CSRC, the Company made amendments and supplements to the relevant provisions of the Articles of Associations, the Rules of Proceedings for Shareholders' General Meetings, the Rules of Proceedings for Board of Directors Meetings and the Rules of Proceedings for Supervisory Committee Meetings. The scope of amendments concerned protection of shareholders' interests, fiduciary duties of the Company, internet voting, the system of independent directors and investor relations. The amendments and supplements were considered and approved in accordance with the statutory procedures.

2. The Code on Corporate Governance Practice

During the reporting period, the Company has reviewed its day-to-day governance practices in accordance with the provisions set out in the Code on Corporate Governance Practice under the Appendix 14 of the Hong Kong Listing Rules. The Company is of the view that it has complied with the relevant rules and regulations to regulate its operations and has adhered to strict corporate governance. It has strived to fulfill the "recommended best practices" and there was no act in breach of, or not complying with, the code provisions.

3. The Audit Committee

The Audit Committee of the Company comprises three members, all of whom are Non-executive Directors, including one who is an Independent Non-executive Director having the appropriate professional qualifications or appropriate accounting expertise or relevant expertise in financial management as required under Rule 3.10(2) of the Hong Kong Listing Rules. Independent Non-executive Directors represent a majority among the members of the Audit Committee, and the chairman is an Independent Non-executive Director.

The Audit Committee has reviewed the accounting principles, accounting standards and methods of review adopted by the Company. It has also reviewed the unaudited financial statements for the first quarter and the first half of 2005. The Audit Committee considered that the financial statements for the first quarter and the first half of 2005 complied with the applicable accounting standards and legal requirements, and that the Company has made appropriate disclosure thereof.

4. Internal Controls

The internal audit department established by the Company examined the financial conditions, operations and internal control activities under various businesses and work procedures for the first half of the year. No major shortcomings have been discovered.

5. **Appointment of Independent Non-executive Directors**

The Company has appointed a sufficient number of Independent Non-executive Directors in compliance with the requirements under Rules 3.10(1) and 3.10(2) of the Hong Kong Listing Rules during the reporting period, and has appointed Independent Non-executive Directors with the appropriate professional qualifications or appropriate accounting expertise or relevant expertise in financial management.

6. **The Model Code for Securities Transactions by Directors**

Upon specific enquiries made to all the Directors and Supervisors of the Company, the Directors and Supervisors of the Company have complied with the provisions on securities transactions under the Model Code for Securities Transactions by Directors of Listed Companies under Appendix 10 of the Hong Kong Listing Rules (the "Model Code"). During the reporting period, the Company formulated the Standard Regulations for Securities Transactions by Directors, Supervisors, Senior Management and Relevant Employees governing the conduct of securities transactions by the relevant personnel pursuant to the Model Code.

(2) Profit Distribution Scheme and its Implementation

The following profit distribution scheme for 2004 was approved at the 10th meeting of the fourth session of the Board of Directors held by the Company: a cash dividend of RMB1.45 (tax inclusive) for every 10 shares shall be distributed to all shareholders on the basis of 5,037,747,500 shares in issue as at 31st December 2004. Such scheme was reviewed and approved at the 2004 Annual General Meeting.

The Board of Directors of the Company, with authorisation of the Shareholders' General Meeting, decided that the record date for determining the entitlements of domestic shareholders was 2nd June 2005, and the ex-dividend date was 3rd June 2005. Dividends for H-Share holders are denominated in RMB and payable in HK dollar, and a cash dividend of HK$1.367 was paid for every 10 shares held. The latest time for registering transfer of H Shares for dividends was 18th April 2005. The dividends were declared on 18th May 2005.

The dividends for 2004 were paid on 10th June 2005 and the profit distribution scheme for the previous year has been implemented.

For the reporting period, the Board of Directors of the Company did not recommend the payment of an interim dividend for the six months ended 30th June 2005.

(3) Material Litigation or Arbitration during the Reporting Period

During the reporting period, the Company was not involved in any material litigation or arbitration.

(4) Material Acquisition and Sale of Assets

During the reporting period, the Company did not conduct any material acquisition or sale of assets.

(5) Connected Transactions

The Company and its subsidiaries entered into the following material transactions with connected parties during the reporting period:

Road Maintenance Service Contracts with Jiangsu Sundian

On 22nd April 2005, the Company and Guangjing Xicheng entered into maintenance contracts with Jiangsu Sundian in respect of the repair and maintenance services for the Jiangsu Section of Shanghai-Nanjing Expressway, Guangjing Expressway and Xicheng Expressway, for a term commencing on 1st May 2005 and terminating on 31st December 2005. Maximum maintenance service fees under the contracts were estimated at no more than RMB25 million and RMB25 million, respectively.

The maintenance service fees are determined as follows: tender prices accepted will be the fee basis for projects to be awarded through public tenders, whereas the fee basis for other projects will be determined after arm's length negotiation and with reference to the prevailing market prices reviewed by an independent and qualified cost consultation institute. The upper limits of maintenance service fees are based on estimated works in 2005. The Company will supervise the situation to ensure that the total amount of works contracted will not exceed the relevant limits. The maintenance service fees will be financed by the internal resources of the Company and Guangjing Xicheng respectively.

As the aggregate maximum annual maintenance fees of these two maintenance contracts are RMB 50 million which is less than 2.5% of the audited consolidated total asset value, income and market capitalisation of the Company as at 31st December 2004, the maintenance contracts constituted continued connected transactions under Rule 14A.34 of the Hong Kong Listing Rules, which required compliance with the reporting and announcement requirements but did not require independent shareholders' approval. The relevant announcement was published in the newspapers in Hong Kong and the PRC on 25th April 2005.

Opinion of the Independent Non-executive Directors

The 11th meeting of the fourth session of the Board of Directors of the Company has carried out lawful and valid resolutions on these connected transactions. The Independent Non-executive Directors of the Company have carried out conscientious reviews of the matters concerned and confirmed that:

The two maintenance contracts are in the interests of the shareholders as a whole. They have been entered into by the relevant companies in the ordinary and usual course of their businesses and the terms are normal commercial terms. The transactions have been entered into in accordance with the maintenance service contracts governing them on terms that are fair and reasonable so far as the shareholders of the Company are concerned.

(6) Significant Contracts and their Implementations

1. Material trusts, subcontracting or leasing

During the reporting period, the Company had no material trusts or leasing arrangement.

The main material subcontracting activity is the entering into of subcontracting contracts with various subcontractors participating in the expansion project of the Jiangsu Section of Shanghai-Nanjing Expressway. As at 30th June 2005, there were a total of 393 subcontracts entered into for the expansion project, amounting to RMB8.46 billion. The actual amount paid was RMB5.57 billion.

2. Material guarantees and pledge of assets

During the reporting period, the Company did not provide any guarantee to any shareholders or connected parties or any other companies, nor was there any pledge of assets subsisting.

3. Entrusted financial management

During the reporting period, the Company did not entrust any other person to carry out cash asset management.

4. Capital dealings with related parties and external guarantees

During the reporting period, pursuant to the "Notice of certain issues relating to the standards of capital dealings with related parties by listed companies and provisions of external guarantees by listed companies"(《關於規範上市公司與關聯方資金往來及上市公司對外擔保若干問題的通知》)issued by the CSRC, none of the controlling shareholder or other connected parties have appropriated the Company's capital. No guarantee has been provided by the Company to the controlling shareholder or other connected parties and none of the controlling shareholder or connected parties have provided any guarantee. No such events have occurred in respect of any subsidiaries which have been consolidated into the Company's financial statements.

The Independent Non-executive Directors of the Company have provided their independent opinions in respect of the aforementioned matters.

5. Other material contracts

During the reporting period, material contracts entered into and being performed by the Company included the following:

1. On 14th April 2004, the Company entered into a second supplementary contract with the Highway Bureau of Jiangsu Province in respect of the extension of the operating right after the widening project of Nanjing-Shanghai Class 2 Highway. The Company was granted a new operating right of the Nanjing-Shanghai Class 2 Highway for a consideration of RMB2.7 billion. The term of the new operating right is from 27th June 2012 to 26th June 2024.
2. The Company obtained a loan of RMB200 million from Guangjing Xicheng, its subsidiary, in the form of loan on assignment in December 2004. The term of the loan is from 27th December 2004 to 26th December 2005. The loan interest is at 5.022% per annum.
3. On 22nd April 2005, the Company and Guangjing Xicheng entered into maintenance contracts with Jiangsu Sundian in respect of the repair and maintenance services for the Jiangsu Section of Shanghai-Nanjing Expressway and Guangjing-Xicheng Expressways, with duration of the contract being from 1st May 2005 to 31st December 2005 and with estimated total contract sum not exceeding RMB50 million.

(7) Undertakings

1. The Board of Directors of the Company has made an undertaking in respect of the profit distribution proposal for 2005 that one cash dividend distribution will be made for the year at a ratio of no less than 50% of the net profit of the year.
2. During the reporting period, there were no disclosures in press or on designated websites regarding any undertakings made by shareholders holding 5% or more of the share capital of the Company that might have significant impact on the Company's operating results or financial conditions.

(8) Appointment of Auditors

At the 2004 Annual General Meeting, Deloitte Touche Tohmatsu Certified Public Accountants Co., Ltd and Deloitte Touche Tohmatsu were continued to be appointed as the domestic and international auditors of the Company for 2005. The annual remuneration was increased to RMB1.3 million due to the increase in audit items and audit work in 2005. The Company has not paid any fees other than the above-mentioned or any charges that might have affected the auditors' independence.

(9) Regulatory Sanctions

During the reporting period, there was no punishment, reprimand or public censors imposed against the Company, the Board of Directors or any of its directors by any regulatory authorities.

(10) Other Information Sources

Announcements of the Company can be found in China Securities News, Shanghai Securities News, Hong Kong Economic Times and South China Morning Post. Please refer to details in the newspapers on respective dates or browse: www.sse.com.cn, www.hkex.com.hk and www.jsexpressway.com:

1. Announcement of Adjustments to Toll Rate Policy, published on 10th January 2005;
2. Announcement of the Tenth Session of the Fourth Board of Directors, Announcement of the Sixth Session of the Fourth Supervisory Committee and Announcement of 2004 Annual Results, published on 21st March 2005;
3. Notice of the 2004 Annual General Meeting, published on 1st April 2005;
4. Published the 2004 Annual Report on 8th April 2005;
5. Announcement of the Eleventh Session of the Fourth Board of Directors, Announcement of the Seventh Session of the Fourth Supervisory Committee and Announcement of the 2005 First Quarterly Report, published on 25th April 2005;
6. Announcement of the Connected Transactions in Respect of the Maintenance Service Contracts with Jiangsu Sundian Engineering Co., Ltd., published on 25th April 2005;
7. Announcement of the Supplementary Notice of the Annual General Meeting, published on 25th April 2005;
8. Published the 2005 First Quarterly Report on 10 May 2005;
9. Announcement of the Resolutions of 2004 Annual General Meeting, published on 19th May 2005;
10. Announcement in relation to reduction of business tax rate on toll income of toll road operations, published on 24th May 2005;
11. Announcement of the Dividend Distribution in 2004, published on 28th May 2005;
12. Announcement regarding a waiver from strict compliance of Rule 3.24 of the Listing Rules, published on 15th June 2005.

VII. Documents Available for Inspection

1. Copies of the interim report signed by the Chairman.
2. Financial statements signed and sealed by the Legal Representative and the chief accounting officer of the Company.
3. All the public disclosure documents published in the designated press during the reporting period.
4. The Articles of Association of the Company.
5. Interim reports released in other stock exchanges.
6. Other relevant information.

By order of the Board
Shen Chang Quan
Chairman

19th August 2005

53A

Investor

Investment Service Centre

Listed Companies Information

JIANGSU EXPRESS<00177> - Results Announcement

Jiangsu Expressway Company Limited announced on 1/4/2004:
(stock code: 00177)
Year end date: 31/12/2003
Currency: RMB
Auditors' Report: Unqualified

	Note	(Audited) Current Period from 1/1/2003 to 31/12/2003 ('000)	(Audited) Last Corresponding Period from 1/1/2002 to 31/12/2002 ('000)
Turnover	:	2,675,814	2,272,515
Profit/(Loss) from Operations	:	1,457,763	1,270,605
Finance cost	:	(8,899)	(10,727)
Share of Profit/(Loss) of Associates	:	97,198	60,320
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	1,005,773	854,445
% Change over Last Period	:	+17.71 %	
EPS/(LPS)-Basic (in dollars)	:	0.2	0.17
-Diluted (in dollars)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	1,005,773	854,445
Final Dividend per Share	:	RMB 0.145	RMB 0.13
(Specify if with other options)	:	N/A	N/A
B/C Dates for Final Dividend	:	11/5/2004	to 10/6/2004 bdi.
Payable Date	:	To Be Announced	
B/C Dates for Annual General Meeting	:	11/5/2004	to 10/6/2004 bdi.
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remarks:

Share of profit reclassified to exclude the amortization of goodwill and negative goodwill of associates.

Investor

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Listed Companies Information

JIANGSU EXPRESS<00177> - Results Announcement

Jiangsu Expressway Company Limited announced on 20/08/2004:
(stock code: 00177)
Year end date: 31/12/2004
Currency: RMB
Auditors' Report: N/A
Interim report reviewed by: Audit Committee

	Note	(Unaudited) Current Period from 01/01/2004 to 30/06/2004 ('000)	(Unaudited) Last Corresponding Period from 01/01/2003 to 30/06/2003 ('000)
Turnover	:	1,813,796	1,200,737
Profit/(Loss) from Operations	:	1,073,712	717,450
Finance cost	:	(18,440)	(3,253)
Share of Profit/(Loss) of Associates	:	93,962	31,464
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	750,908	490,523
% Change over Last Period	:	+53.08 %	
EPS/(LPS)-Basic (in dollars)	:	0.15	0.1
-Diluted (in dollars)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	750,908	490,523
Interim Dividend per Share	:	NIL	NIL
(Specify if with other options)	:	N/A	N/A
B/C Dates for Interim Dividend	:	N/A	
Payable Date	:	N/A	
B/C Dates for (-) General Meeting	:	N/A	
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	

Remarks:

1. Interest income of RMB13,645,000 included in finance costs in prior period was reclassified to other operating income in the condensed consolidated income statement to conform with current year's presentation.

2. Amortisation of goodwill of RMB6,258,000 and release of negative

goodwill of RMB260,000 respectively included in share of results of associates in prior period were presented as separate items in the condensed consolidated income statement to give a fairer presentation and to conform with current year's presentation.

Investor

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Listed Companies Information

JIANGSU EXPRESS<00177> - Results Announcement

Jiangsu Expressway Company Limited announced on 18/03/2005:
(stock code: 00177)
Year end date: 31/12/2004
Currency: RMB
Auditors' Report: Unqualified

	Note	(Audited) Current Period from 01/01/2004 to 31/12/2004 ('000)	(Audited) Last Corresponding Period from 01/01/2003 to 31/12/2003 ('000)
Turnover	:	2,951,996	2,675,814
Profit/(Loss) from Operations	:	1,483,019	1,457,763
Finance cost	:	(132,534)	(8,899)
Share of Profit/(Loss) of Associates	:	200,333	97,198
Share of Profit/(Loss) of Jointly Controlled Entities	:	N/A	N/A
Profit/(Loss) after Tax & MI	:	997,139	1,005,773
% Change over Last Period	:	-0.86 %	
EPS/(LPS)-Basic (in dollars)	:	0.20	0.20
-Diluted (in dollars)	:	N/A	N/A
Extraordinary (ETD) Gain/(Loss)	:	N/A	N/A
Profit/(Loss) after ETD Items	:	997,139	1,005,773
Final Dividend per Share	:	RMB0.145	RMB0.145
(Specify if with other options)	:	N/A	N/A
B/C Dates for Final Dividend	:	18/04/2005	to 18/05/2005 bdi.
Payable Date	:	To Be Announced	
B/C Dates for Annual General Meeting	:	18/04/2005	to 18/05/2005 bdi.
Other Distribution for Current Period	:	N/A	
B/C Dates for Other Distribution	:	N/A	